UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 2 TO
                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934


                             ABLEAUCTIONS.COM, INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

             Florida                                    Not applicable
-------------------------------------        -----------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)


  1963 Lougheed Highway                                   V3K 3T8
Coquitlam, British Columbia Canada
----------------------------------           -----------------------------------
  (Address of principal                                   (Zip Code)
    executive offices)

                  Registrant's telephone number: (604) 521 2253

           Securities to be registered under Section 12(b) of the Act:

              None                                         None
----------------------------------          ------------------------------------
    Title of each class to be                      Name of each exchange on
          so registered                     which each class is to be registered


           Securities to be registered under Section 12(g) of the Act:


                    Common Shares, Par Value $0.001 Per Share
--------------------------------------------------------------------------------
                                (Title of Class)

                                 Not Applicable
--------------------------------------------------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS


   PART I

NOTE REGARDING FORWARD LOOKING STATEMENTS......................................1

Item 1.  Description of Business...............................................2

Item 2. Management's Discussion and Analysis of Financial Condition and Results
        of Operation..........................................................36

Item 3.  Description of Property..............................................49

Item 4.  Security Ownership of Certain Beneficial Owners and Management.......50

Item 5.  Directors, Executive Officers, Promoters and Control Persons.........52

Item 6.  Executive Compensation...............................................57

Item 7.  Certain Relationships and Related Transactions.......................61

Item 8.  Description of Securities............................................64

PART II

Item 1.  Market Price of and Dividends on Registrant's Common Equity
          and Related Stockholder Matters.....................................65

Item 2.  Legal Proceedings....................................................65

Item 3.  Changes in and Disagreements with Accountants on Accounting and
         Financial Disclosure.................................................66

Item 4.  Recent Sales of Unregistered Securities..............................67

Item 5.  Indemnification of Directors and Officers............................69

PART F/S

Item 1.  Index to Exhbits......................................................2

Item 2.  Description of Exhibits...............................................4

PART I

NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements," including without limitation statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, as well as all projections of future results. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Registrant to be materially different from any future results or achievements of the Registrant expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following: risks involved in implementing a new business strategy; the Registrant's ability to obtain financing on acceptable terms; competition in the auction industry; market acceptance of live auction broadcasts on the Internet; the Registrant's ability to manage growth and integrate the operations of acquired auction houses; risks of technological change; the Registrant's dependence on key personnel; the Registrant's dependence on marketing relationships with auction houses and third party suppliers; the Registrant's ability to protect its intellectual property rights; government regulation of Internet commerce and the auction industry; economic factors affecting the sales of auction merchandise; dependence on continued growth in use of the Internet; risk of technological change; capacity and systems disruptions; uncertainty regarding infringing intellectual property rights of others; Year 2000 compliance risks and the other risks and uncertainties described under "Description of Business - Risk Factors" in this registration statement. Certain of the forward looking statements contained in this registration statement are identified with cross-references to this section and/or to specific risks identified under "Description of Business - Risk Factors".

The Registrant's management has included projections and estimates in this registration statement which are based primarily on management's assessment of the Registrant's results of operations, discussions and negotiations with third parties, management's experience and a review of information filed by its competitors with the Securities and Exchange Commission. Investors are cautioned against attributing undue certainty to management's projections.

Item 1.  Description of Business.

General Overview

We, Ableauctions.com, Inc., are a Florida corporation engaged in the business of auctioning, through our wholly owned subsidiary, Able Auctions (1991) Ltd., a broad range of merchandise. We acquired Able Auctions (1991) on August 24, 1999.

We are an early stage company and our principal activity to date has been the acquisition of all the issued and outstanding shares of Able Auctions (1991). Prior to our acquisition of Able Auctions (1991), we were a shell company with no material revenues, expenses, assets or liabilities in 1997 and a loss of $5,000 in 1996 resulting from expenses related to our formation and organization.

Able Auctions (1991) has operated two auction houses in the Lower Mainland of British Columbia, Canada since 1991. We auction merchandise and equipment from a variety of industries including: bakery, broadcasting, chemical, construction, dairy, electronics, energy, food processing, foundry, high-technology, machine tool, metal fabrication, office, paper, pharmaceutical, plastic, printing, restaurant, textile and others. Our auctions are open to the public. Bidders are generally businesses and commercial purchasers. We generally earn gross profit margins ranging from 20% to 55% on the sale of goods at our physical auctions.

We intend to broadcast our live auctions on our web site at www.ableauctions.com. We anticipate that our physical "brick-and-mortar" auction audiences will be integrated with our Web-based online auction audiences, and our online customers will be able to bid on and buy merchandise at our live auctions. We cannot assure you that we will attain any particular level of gross profit margins or that we will achieve profitability.

Able Auctions (1991) had modest profits during its fiscal year ended March 31, 1999 and the twelve month period ended March 31, 1998. We acquired Able Auctions
(1991) on August 24, 1999. On a pro forma basis, which gives effect to our acquisition of Able Auctions (1991) as if it occurred on January 1, 1999 (the beginning of our fiscal year), we had a consolidated operating loss of approximately $900,000, of which approximately $650,000 was attributable to the operations of Able Auctions (1991). These losses during the nine month period ended September 30, 1999 resulted from our efforts to develop technologies and to implement our plan to broadcast live auctions over the Internet. See
"Management's Discussion and Analysis of Financial Condition and Results of Operations."

We launched our web site for public viewing in December 1999 and are testing our broadcasting software and web site. We are in the process of refining the technologies related to broadcasting live auctions on our web site, and we intend to broadcast our first live auction during the first quarter 2000. We anticipate that visitors to our web site will be able to purchase items from our Retail Store and bid on items in our Silent Auction beginning in late January 2000.

We believe we can increase the gross revenues and the profitability of our existing auction operations by expanding the scope of our auction audience through the capabilities of the Internet.

Our long term growth strategy is to expand our business by:

     * increasing our auction revenues by broadcasting our auctions on our web site;
     * entering into strategic relationships with other auction houses to offer our Internet broadcasting technology on a transaction fee basis;
     * acquiring additional auction houses in strategic geographic locations throughout North America; and
     * integrating other revenue generating business on our web site, such as:

          (a)  silent auctions,
          (b)  charity auctions and
          (c)  specialty e-commerce retail stores.

We have limited experience in the e-commerce industry and have never broadcast an auction over the Internet. We intend to rely on Abdul Ladha, our President, Richard Miller, our Vice President of Corporate Development, and Dexton Technologies Corporation, a corporation controlled by Mr. Lahda, to assist us in developing our web site and the technologies related to broadcasting auctions over the Internet. See "Directors, Executive Officers, Promoters and Controlling Persons." Mr. Ladha has seven years of Internet experience and one year of e-commerce experience, developing and marketing Internet software and systems for commercial applications at Dexton Technologies. We cannot assure you that we will successfully develop the technologies to broadcast live auctions over the Internet on a timely basis, if at all.

We intend to compete in two highly competitive industries: (i) the auction industry and (ii) the Internet commerce industry. Many of our competitors have substantially greater financial, technical and other resources than us. Our experience has been limited to the physical brick-and-mortar auction business, and there are several competitors in the auction business that have established businesses and reputations in the geographic locations that we may enter in the future. In addition, several web-based competitors already have established auction web sites, brand names, user loyalty and strategic relationships with sellers and consignors of merchandise, all of which create a competitive advantage over us. We have only begun the process of developing the technology to broadcast auctions on our web site and we cannot assure you that we will successfully complete development as planned or that our Internet concept of accepting bids over the Internet will be successful. We cannot guarantee that we will be able to compete effectively or that we will ever generate sufficient revenues from our operations to make our business commercially viable.

We may expand our auction business by acquiring existing auction companies. We have recently hired all of the employees and acquired all of the assets of Ross Auctioneers, a small regional auction company, located in the Lower Mainland of British Columbia, Canada. We cannot assure you that we will successfully integrate the Ross Auctioneers personnel and assets into our business.

We currently have limited revenues from our operations. We do not believe our past results of operations will be representative of our future operations for the following reasons:

     * We may increase our operating expenses to broaden our geographic market by acquiring existing auction houses, which will require us to finance these acquisitions through the issuance of debt, equity or a combination of both;
     * We intend to implement an Internet strategy, which will require us to dedicate a significant amount of our resources to developing the technologies and systems to launch our web site; * We intend to incur significant marketing costs to market our auction houses and our web site;
     * We anticipate that our management and administrative costs will increase as we integrate our brick-and-mortar operations with our web site and our operations with the auction houses that we acquire;
     * We anticipate that we will incur increased inventory costs as we expand our auction business; and
     * We may incur unforeseen costs related to implementing a new business strategy that differs significantly from our operations in the past.

See "Our Business Strategy." To the extent such increases in expenses are not followed by increased revenues, which are sufficient to cover such costs, our business and results of operations will be adversely affected. We believe that period-to-period comparisons of our financial condition are not necessarily meaningful, and you should not rely on them as an indication of future performance.

We anticipate that we will incur substantial losses for the foreseeable future because of increased costs related to implementing our business strategy. We estimate that we will require additional financing of at least $14 million through December 31, 2000 to fully implement our business plan and to effectively market our web site in the United States and Canada. See "Note Regarding Forward Looking Statements." In their independent auditor's report dated September 9, 1999, Davidson & Co., our auditors, expressed substantial doubt about our ability to continue as a going concern due to our lack of working capital for our planned business activities. We estimate that our minimum cash requirement to remove this going concern risk for the period from October 1, 1999 through September 30, 2000 is approximately $4 million to continue our auction operations and to maintain our web site. If we are only able to raise this minimum cash requirement, we will reduce our planned expenses related to expanding our physical auction business into new geographical areas, purchasing additional servers and operating systems and launching our marketing campaign throughout the United States and Canada. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our ability to fully implement our business strategy will depend on our ability to raise future financing. Factors that will affect our ability to raise such financing may include, among other things:

     *    the revenues and profits generated from our operations;

     * our ability to identify and acquire additional auction houses or to enter into arrangements with brick-and-mortar auction houses to broadcast auctions on our web site on acceptable terms;

     * the market acceptance of our Ableauctions.com web site by buyers of auction merchandise;

     *    traffic on our web site and purchases made through our web site;

     * our ability to obtain merchandise and consignments of merchandise for our auctions; and

     * the success of our silent auctions, charity auctions and our specialty web site stores.

We anticipate that we will raise additional financing through private placements of our equity and/or debt during the first half of 2000. We are currently seeking such financing by presenting our business plan to merchant and investment banks, fund managers and investment advisors. We cannot assure you that we will successfully complete any private placements or that we will obtain additional financing to implement our business plans on acceptable terms, if at all. Our inability to raise financing will have a material adverse affect on our business and results of operations.

Industry Background

The Commercial Auction Industry

According to the National Auctioneers Association ("NAA") and MasestroSoft, the commercial auction market in the United States is estimated to be a $267.5 billion business. The NAA estimates that more than 600,000 commercial auctions and more than 350,000 charity auctions are performed annually by more than 12,000 licensed auctioneers.

Based on our discussions with operators of auction houses and our experience in the industry, we believe that most brick-and-mortar based auctions are regional, owner operated businesses. Each auction house must make significant investments in real estate, personnel, inventory and marketing for each location. Most traditional auction houses obtain their inventory locally and must contend with the logistical problems of matching supplies of available merchandise to unpredictable demand.

Our typical auction draws approximately 500 bidders and offers on average approximately 1200 items or lots of merchandise and equipment for auction.

The Internet Auction Industry

The Internet has become an increasingly significant global interactive medium for communications, information and commerce. Use of the Internet has grown over the past 3 years. According to Deloitte Consulting, approximately 50% of U.S. households own a personal computer. According to Deloitte Consulting, there were 414,000 active commercial web sites at the beginning of 1998, more than double that of a year earlier. Deloitte Consulting estimates that there will be 1.6 million web sites by 2002. According to ActiveMedia, Internet e-commerce

(the online purchase of goods and services by consumers and businesses) revenues were approximately $2.7 billion in 1996, and is expected to reach $1.3 trillion in 2003. ActiveMedia expects Internet e-commerce growth rates in 1999 to be 150%, and 138% in 2000.

Online auctions are one of the fastest growing areas of electronic commerce. According to a January 1999 survey by Jupiter Communications, the number of people in the United States participating in online auctions will grow to 6.5 million in 2002 from 1.2 million in 1998. Jupiter Communications estimates that auction buyers are anticipated to represent 11% of the total online shopping population in 2002. Forrester Research estimated that the total value of online auctions would grow from $1.4 billion in 1998 to $19 billion in 2003.

Person-to-person auctions, like those of eBay.com, uBid.com and Amazon.com, currently dominate the market; however, according to Jupiter Communications, business-to-consumer sales will comprise some 66% of total Internet auction sales, or approximately $13 billion, by 2003.

There are five models of online auctions:

     * Event-based live auctions: Bidders participate in live auctions transmitted over the Internet in real-time. Users register to qualify as bidders to participate prior to the time of the auction and bid for merchandise auctioned at physical auctions. Online bidders typically bid against bidders present at the physical auctions.

     * Business-to-consumer: Businesses or consumers bid on products that are listed on an auction's web site within a set time limit. The auctioned merchandise is sold to the highest bidder.

     * Consumer-to-consumer auctions: Sellers post merchandise on the web site in one of several categories. Hundreds of thousands of items, usually priced under $50, are listed and bidders haggle directly with sellers to purchase the merchandise.

     * Specialty auctions: Sellers offer specific types of merchandise for auction on specialty online auctions that serve eclectic collectors or consumers interested in a special niche.

     * Business-to-business: Businesses offer merchandise for auction to other business, including items for liquidation, salvaged merchandise, excess inventory, distressed inventory and other items offered in large lots of several hundred items.

Our Growth Strategy

Our growth strategy is to expand the geographic scope of our business through the following growth and expansion strategies:

     * Increasing the geographic reach of our existing auction business by broadcasting our auctions live on our web site;

     * Expanding our auction business and operations by acquiring existing brick-and-mortar auction houses; o Building an Internet e-commerce site for live auctions by broadcasting our auctions live and entering into strategic relationships with existing brick-and-mortar auction houses to broadcast auctions live on our web site; and

     *    Generating  revenues  from  silent  auctions,   charity  auctions  and
          specialty e-commerce stores on our web site.

We conduct our auctions on an unreserved basis with no minimum prices, resulting in each and every item being sold to the highest bidder on the day of the auction. Our policy is to prohibit consignees from bidding on the items they consign to us for auction. We attempt to differentiate our auction services from our competitors through our "no minimum price policy" and by selling merchandise without interference or competition from consignees.

We currently attract customers to our auctions through marketing efforts and our reputation in the markets we serve.

Competition

We intend to compete in two distinct markets: the industrial auction market and the online auction market.

We believe that our "no minimum price" policy coupled with broadcasting our auctions live on the Internet through our web site will result in a greater volume of consigned equipment and higher gross auction sales. Our strategy is to grow through expanding into new geographic markets by acquiring brick-and-mortar auction houses, marketing our auctions on our web site, and increasing income from operations in our existing market strategy. This strategy is intended to allow us to become a leading real-time Internet auctioneer and allow us to take advantage of efficiencies such as a consolidated marketing strategy, uniform auction services and increased customer satisfaction.

We believe that the growth of the Internet has facilitated the development of solutions to some of the traditional problems we face in operating our auction business, including reaching potential buyers of merchandise and equipment in other geographic locations, increasing the size of bidding audiences for our auctions, reaching more potential consignees of merchandise and automating our auction preview process.

Our goal is to expand our operations by linking regional auction houses together through our Ableauctions.com web site. We believe this will allow us to generate a greater volume of traffic and interest to our web site and sales through our auctions. We launched our web site for public viewing in December 1999 and are in the process of testing the technologies related to broadcasting live auctions on our web site. Our initial plan to broadcast a live auction on our web site in December 1999 was delayed to further refine our broadcast technologies. We plan to conduct our first Internet auction in the first quarter of 2000.

         Industrial/Commercial Auction Market

The used equipment market and the industrial equipment auction market are highly fragmented. We compete for potential purchasers of industrial equipment with other auction companies and with indirect competitors, such as equipment manufacturers, distributors, new or used equipment dealers, and equipment rental companies.

There are major competitors in the industrial/commercial auction market, including Michael Fox International, an international auctioneer of industrial equipment and real estate; Ritche Bros. Auctioneers, an international auctioneer of industrial equipment; Maynard's Auctioneers, an auctioneer and liquidator of household items, antiques, and commercial goods; Jarvis Auctions, an auctioneer of industrial and office equipment; and several independent auctioneers.

We believe that the principal competitive factors in the auction market are:

     *    reputation;
     *    customer service;
     * the ability to provide the customer with a variety of merchandise at an exceptional value, commission pricing and structure; and
     * the ability to attract the bidders necessary to generate the best possible prices.

We intend to compete with a number of companies with substantially greater financial, technical and human resources than us. Our competitors include large and small auction companies, dealers, and retailers, including discount retail stores, liquidation centres and other retailers of new and previously owned merchandise.

         Online Internet Auctions

We believe that the market leader in broadcasting live auctions over the Internet is Livebid.com. Livebid.com is a Seattle-based company that pioneered live, event-based auctions on the Internet. Amazon.com acquired Livebid.com in May 1999.

Livebid.com uses real-time software technology that allows auction houses to broadcast their auctions live over the Internet and online bidders to bid on merchandise and participate in the live auctions. LiveBid.com enables bidders to review auction catalogues and place proxy bids prior to an event. Based on information posted on its web site, LiveBid.com earns revenues by charging transaction fees based on auction revenues.

In addition, Brilliant Digital Equipment, Inc. broadcasts live auctions over the Internet at www.theauctionchannel.com, and provides broadcast services to major auction houses like

Christine's South Kensington, Phillips, Bonhams, Allsop & Co., Brooks and Antiquorum. We do not believe that Brilliant Digital is currently broadcasting auctions from U.S. locations.

Additionally, several auctioneers have launched web sites that allow buyers to search for and bid on merchandise contained within the seller's inventory. In general, buyers search for and acquire merchandise by visiting the web site and dealing directly with the auction. Based on our review of our competitors' web sites, we believe that the inventory of most independent auctions is limited in size and selection.

The Internet auction industry is new, rapidly evolving and intensely competitive, and we expect competition to intensify in the future. A variety of auction web sites are presently available on the Internet, which are dedicated to facilitating person-to-person and business-to-person transactions on a bid-based format. These auction services allow sellers to post merchandise on their web sites and buyers to locate items and submit bids online. These services generally organize merchandise by categories and provide descriptions, pictures or video clips of merchandise offer for sale.

Our silent auction will compete directly with online auction services such as Onsale, First Auction, Surplus Auction, uBid, eBay, Yahoo!, Onsale, Excite, Inc., Auction Universe and a number of other auction based services. See "Description of Ableauctions.com Web site Offerings - the Silent Auction." We potentially face competition from a number of large online communities and services that have expertise in developing online commerce and in facilitating online business-to-person interaction, including AOL, Lycos, Inc. and Microsoft Corporation.

We believe that the following features may allow us to differentiate our web site from the web site of our competitors:

     * Live Broadcast. We intend to broadcast live auctions from physical auction sites over the Internet in real time that will allow visitors to our web site to compete against bidders attending the live auction;

     * Quality Sound and Video. We intend to develop technology that will provide quality video and sound to visitors and that will allow bidders to respond immediately to the auctioneers calls;

     * Commercial Goods. We intend to broadcast some live auctions that feature merchandise and equipment targeted at business or commercial buyers.

     *    Consumer Goods. We also intend to broadcast live auctions  targeted at
          consumers  featuring  merchandise  such  as  antiques,   collectibles,
          furniture, household items and other consumer goods.

     * Retail Store. We will offer a retail store on our web site that will feature a variety of merchandise that visitors can purchase at set prices that we anticipate will be below retail prices.

     * Silent and Charity Auction. We anticipate that our web site will feature a silent auction and a charity auction that lists items for auction that will be sold to the highest bidder.

See "Description of Ableauctions.com Web Offerings." In addition to the features of our web site, we believe our physical based auction houses will benefit by allowing us to promote our auctions over the Internet to potential bidders and consignees and will save potential bidders time and effort by allowing them to preview merchandise in advance of an auction using video and sound clips posted on our web site. We cannot assure you that we will successfully differentiate our web site from the web sites of our competitors or that our web site will attract visitors or bidders.

Our Auctions Operations

We conduct physical auctions from our auction houses located in British Columbia. The costs involved in conducting a typical auction include, among other things, the cost of catalogues, insurance, transportation, auction advertising, auction site rental fees, security, temporary personnel and expenses of certain additional auction-related accounting and shipping functions. In general, we charge purchasers a buyer's premium on auction purchases equal to 10% to 15% of the hammer price of the property and sellers a commission ranging from 5% to 15% of the hammer price.

Generally, we conduct approximately two auctions at each of our three locations per month. We auction approximately 1,200 items or lots at each auction. We receive revenues from auction fees charged to consignees who consign merchandise to be sold and from buyer's premiums charged to purchasers of the merchandise. We also earn receive revenues from auctioning merchandise we purchase and sell at our auctions. Our average gross revenues during 1998 from each auction was approximately $80,000. The costs associated with conducting each auction averages approximately $45,000, including approximately $15,000 for expenses related to catalog printing, insurance, transportation, advertising, auction site and storage rental, security, temporary personnel, shipping and other expenses associated with conducting the auction and approximately $35,000 for the costs of the goods we purchase and sell.

Like most auctioneers, we do not provide any guarantee or warranty with respect to the property offered for sale at auction except as noted in our terms and conditions of sale for particular auctions. We generally auction each lot as described in our auction catalogue or on an "as is" basis.

After an auction, purchasers generally make their own arrangements to take possession of the auctioned property. We can also make available shipping services to forward the property to the buyer by mail freight forwarder, truck transport or other delivery services for a cost. As agent of the consignor, we normally collect payment from the buyer for property purchased and remit to the consignor, on the settlement date, the consignor's portion of the buyer's payment, less consignor cash advances, if any, and commissions payable to us. We sometimes release property sold at auction to qualified buyers (primarily dealers) on credit before we receive payment. These qualified buyers generally have an account or line of credit (within established credit limits) with us and agree to make payment within 30 days. We extend credit only to buyers who have done business with us in the past and have an established credit standing with us.

Under the standard terms and conditions of our auction sales, we are not obligated to pay the consignor of the property if the purchase price for the property has not been paid by the buyer. In these instances, we will hold auctioned property until we receive payment from the buyer. If the buyer defaults on payment, we may cancel the sale and return the property to the owner, re-offer the property at another auction, or contact other bidders to negotiate a private sale.

Sales of the Company's Inventory

We sometimes offer potential consignors the option to sell their property to us for an amount determined by our expert appraisers. In an outright purchase, we establish a price we are willing to pay for the property, and, if the price is acceptable to the seller or if a price can be negotiated between us and the seller, we typically pay the purchase price in full and take possession of the property immediately. We will generally sell this property at auction with other property or, if the purchase is large, at an auction of the purchased property.

Unlike sales of consigned property at auction, when selling our own inventory, we earn a profit or incur a loss on the sale of inventory to the extent the purchase price exceeds or is less than the purchase price paid by us for such inventory. Generally, we provide for the sale of portions of our inventory at public auctions. Occasionally, we may sell inventory to a customer directly without placing the inventory for sale at auction. Our goal is to sell all our inventory as quickly and as efficiently as possible, in order to achieve a high level of inventory turnover and maintaining maximum liquidity.

We also generate revenues by purchasing merchandise from a variety of sources and reselling it at our auctions. We purchase merchandise below normal wholesale prices as a result of liquidation, generally from bankruptcy or overproduction by manufacturers. In some cases, we purchase used equipment, such as office equipment from bankrupt companies, closing businesses or merging companies. We normally average over 50% gross margin on sales, before fixed expenses, on the sale of liquidated merchandise.

Consignor Advances

Frequently, an owner consigning property to us will request a cash advance when the property is delivered to us and prior to its ultimate sale at auction or otherwise. The cash advance is in the form of a self-liquidating secured loan, using the consigned property as collateral. We are a secured party with respect to the collateral, hold a security interest in the collateral and maintain possession of the collateral until it is sold.

The amount of cash we advance generally does not exceed 50% of our estimated value of the property when sold at auction.

Our Operating Strategy

We believe we can develop key operating strengths that will allow us to compete and achieve profitable growth. Our strategy is to offer the following:

         Reputation for Conducting Fair Auctions

We believe our regional physical brick-and-mortar auctions have allowed us to develop a reputation for being committed to fair dealing. We believe our unreserved auction process and "no minimum bid" policy have been key contributors to our growth and success. We require each consignor to agree not to bid on its own consigned items, which deters the practice of artificially inflating the price of auctioned merchandise. Based on our experience, we believe our policy results in a larger number of bidders at our auctions and fair pricing of our auctioned merchandise.

Our goal is to build a reputation as a reputable auctioneer on the Internet.

         High Quality Services for Consignors and Bidders

Our auctions are designed to be conducted on a standardized basis, which generally includes inspection services, appraisals, marketing and auctioning.

We offer comprehensive services for consignors of merchandise, which typically begins with an equipment appraisal that gives the prospective consignor an estimate of the value of the appraised equipment. Our appraisals are based on our experience selling similar merchandise and we typically tailor a proposal for each consignor, which may include an alternative commission structure based upon a guaranteed minimum level of gross sale proceeds or an outright purchase of the merchandise. Our willingness to take consignment of a customer's full inventory (and all ancillary assets, including inventories, parts, tools, attachments and construction materials), rather than only the most desirable items, is another service we offer to the consignor. We also offer repair and refurbishment services to consignors and provide advice on how to present the equipment in order to maximize the consignor's proceeds.

Our personnel perform title searches on certain merchandise and equipment consigned for auction, and in some cases, we warrant to each buyer free and clear title to merchandise purchased at our auctions. We make merchandise being offered at the auction available for inspection by prospective buyers prior to the auction, and generally allow bidders to preview merchandise on the day before the auction. We also offer access to third party financing and access to trucking and freight forwarding at the auction venue. We intend to allow bidders the opportunity to preview merchandise on our web site prior to auction.

         Geographic Scope

We desire to market each auction to potential bidders and consignors on a larger geographical scope through the Internet. We believe that access to a larger audience of potential bidders will allow consignors to receive the highest possible price for their merchandise. We believe buyers will save time by attending auctions online and will have the ability to locate and bid on difficult to find merchandise.

         Databases and Software

We currently maintain computerized tracking systems which are used to catalogue and describe all of the property delivered or consigned to us for auction. Property is generally stored in our warehouse or at the auction venue until it is sold or put on public exhibition for inspection, generally 7-21 days before auction.

Tracking our consigned property allows us to promptly and efficiently produce catalogues and marketing materials for auctions. Catalogues are an important marketing tool that allows us to solicit the business of both potential consignors and bidders. In the future, we intend to develop an online catalogue of merchandise available at all our auctions. We believe that the computerization of our auction operations will enable us to compete with other auction houses by placing all of our upcoming auction information in the homes and offices of potential consignors and bidders through the Internet.

In the future, we intend to build a database containing information on our registered bidders and their buying habits, which is expected to enhance our ability to target market our auctions. We intend to track information such as auction attendance, trade association membership, buying habits, sales tax and account information.

Our Growth Strategy

Our growth strategy is to grow by increasing sales volumes for our existing operations and possibly by acquiring reputable auction companies in selected North American locations. We have recently hired all of the employees and acquired all of the assets of Ross Auctioneers, a local auction company in the Lower Mainland of British Columbia, Canada, as part of our growth strategy. See "Our Acquisition of Ross Auctioneers."

We may acquire additional auction companies during 2000. We have identified prospective targets in Seattle and Toronto, and are in the process of researching possible targets in the San Francisco Bay Area.

We  have  established  the  following   general  criteria  for  our  acquisition
candidates:

     *    Owner-operated business

     *    Minimum $2 million in sales

     *    Need to be profitable

     *    At least 5 years in business

     *    Holds 2 or more auctions per month

     *    Involved in auctions of liquidated stock

We plan to link all of our physical auction sites through our Ableauctions.com web site. We anticipate that each venue will broadcast its auctions live on our web site, and as the volume of auctions increases, we expect to broadcast live auctions on our Ableauctions.com web site daily. We believe each of our auction houses will benefit from our marketing programs.

We cannot assure you that we will acquire any additional auction companies or that we will have sufficient financing to acquire and operate the auction houses we acquire, if any. We also cannot assure you that our marketing programs or Internet broadcasts of our live auctions will result in increased auction revenues.

Ableauctions.com - Web Solution

Our web site is designed to integrate the traditional physical brick-and-mortar auction with electronic commerce by offering bidders with Internet access the ability to bid at our auctions. We believe our system will increase the size of our auction audiences, lower our overall transaction costs and increase interest in our brick-and-mortar auction houses and events. Our Ableauctions.com web site is designed to make the online purchase of auction merchandise more convenient for consumers.

We are designing our web site to target both business and retail customers. Our goal is to offer visitors to our web site an extensive range of products and merchandise.

We intend to increase income from our operations in existing markets by holding larger and more frequently scheduled auctions. Our goal is to attract a larger number of consignors and bidders to our auctions. We also intend to enhance our corporate identity and establish a long-term presence in each geographic market we enter by establishing offices and physical facilities for our auctions.

We anticipate our web site will be attractive to business purchasers looking for difficult to find equipment, fixtures, office equipment, furniture and similar merchandise. We believe that offering previews of our merchandise over the Internet will save our visitors time and increase the number of serious bidders participating in our auctions. In addition, our web site is anticipated to be attractive to consumers searching for merchandise such as jewelry, consumer electronics, tools, collectibles, cameras and musical instruments. We do not intend to offer or auction firearms, adult materials or other potentially illegal merchandise on our web site.

Description of Ableauctions.com Web Offerings

Live Auctions

Our live auction feature is designed to allow us to broadcast our auctions live by video over the Internet. Viewers will be able to conveniently preview items in advance from their home or office and bid on merchandise live as the auction is being conducted. Our auction previews will allow users to view a picture or a video clip (a 360(degree) view) of each item and study items up to 8 hours prior to the start of an auction. The users will also have the option to submit a bid on an item before it goes to auction.

Our live auctions typically draw an average of 500 people in person. With the Internet broadcast of the auctions, the number of people attending our auctions in person may only increase marginally, but we expect a number of virtual users to participate in the bidding through the Internet.

During the live auctions, virtual viewers are expected to be able to see the auction in progress and follow the lots of merchandise as they are being sold. They will be able to bid simultaneously with those attending in person and update bids at their convenience. We intend to post bids received from the Internet on large screen monitors. Unlike eBay, Bid.com or other web sites, we will offer every item on an unreserved basis, meaning there is no minimum bid for the merchandise we auction. Every item we auction will be physically present at the time of the auction and sold to the highest bidder.

Our Ableauctions.com site is expected to allow visitors to register, to bid, preview merchandise, place bids on merchandise, and purchase and pay for merchandise in a secure environment. Our web site software is expected to feature tools that calculate taxes, exchanges rates for various currencies and shipping costs. We intend to post merchandise packaging and shipping information on our web site to facilitate delivery of merchandise to purchasers.

The Silent Auction

Our silent auction will allow us to conduct auctions similar to eBay, Amazon and Bid.com. We intend to continuously run an auction that lists thousands of featured items for sale, each with a digital picture or video clip (a 360(Degree) view of the item) illustrating the product.

We intend to offer certain items from our inventory and inventory from bankruptcies, mergers, acquisitions, insolvencies and expired leases on our silent auction. We anticipate we will offer merchandise on our silent auction with no minimum bid.

Unlike our competitors, we intend to offer only merchandise that we own or that is consigned to us for sale on our silent auction.

The Retail Store

Our web site is expected to feature a retail store offering a broad range of products. We intend to offer the merchandise of diamond distributors, jewelers, computer and electronics wholesalers and antique dealers in catalogue format at a set price with no bidding. In some instances, with antiques and specialized items, the user may be allowed to make an offer on the merchandise. We have established alliances with numerous distributors who have agreed to sell merchandise on our web site. We anticipate our web site will feature the following retail stores:

     *    Computers and Electronics

     *    Jewelry

     *    Specialty Items

     *    Lingerie

     *    Antiques

     *    Time Shares

Charity Auctions

Our charity auctions will allow registered non-profit organizations to raise funds and awareness of their charities through auctions hosted on our web site. We intend to charge commissions ranging from 10%, for hosting an auction, to 25%, for fully-organized fundraisers. Charity auctions may offer merchandise such as automobiles, vacation packages and event passes to the highest bidder.

We launched our web site for public viewing in December 1999 and are in the process of testing and refining our technology to broadcast live auctions over the Internet. We anticipate that we will broadcast our first live auction in the first quarter of 2000, and that visitors to our web site will be able to bid on merchandise offered in our Silent Auctions and Charity Auctions and purchase merchandise from our Retail Store in the first quarter at that time.

Sales and Marketing Strategy

Our   marketing   strategy  is  designed  to  introduce   and   strengthen   the
Ableauctions.com brand name.

We intend to market our web site and auction houses to increase customer traffic to our web site, build customer loyalty, maximize repeat purchases and develop additional revenue opportunities. We intend to promote each of our Live Auctions, Silent Auctions, Charity Auctions and the Retail Store to a customer base of potential bidders and consignors.

We intend to use electronic advertising, including banner advertising, electronic mail and facsimile transmission of advertisements to promote our auctions. We will also use traditional print media, including classified advertisements in major newspapers and yellow page ads. We believe that our advertising will increase awareness of the Ableauctions.com brand. We may also develop strategic alliances with other Internet companies, who may provide links to our web site, auctions and our other merchandise offerings.

We generally promote individual auctions using direct mail brochures, newspaper ads, trade magazine ads, and other publications. We also use personal sales in our marketing auction services to potential consignors in the business community.

Our marketing efforts will be directed to specific regional areas where we conduct auctions. We also intend to implement an after-sale marketing program, which may include customer follow-up to reinforce purchase decisions and to promote our web site. Our databases will be designed to track information regarding potential bidders, consignors, industry information, equipment valuations, which may enhance our ability to effectively market our auction services, and which may be used for marketing certain types of auctions to bidders in the future.

Business/Strategic Affiliates

We have entered into strategic relationships, through an arrangement with Dexton Technologies Corporation, a company controlled by Abdul Ladha, our President, with a number of companies and strategic associates including Compaq Computer Corporation, the Allaire Corporation, Telus Advanced Communications, Cybercash, and eBay, as follows:

     *    Compaq installed a custom designed  Distributed  Internet Server Array
          (DISA)  on  December  14,  1999.  In  addition,   Compaq,  through  an
          arrangement with Dexton Technologies, agreed to provide us with centralized international technical support from one regional site in North America. See "Material Agreements Related to Our Business." We currently are in the process of negotiating the terms of a definitive agreement related to additional technical support and maintenance services.

     * Under an arrangement with Dexton Technologies, Allaire Corporation provided us with load-balanced server software for our web site applications for the first phase of our web site launch. See "Material Agreements Related to Our Business." We are in the process of discussing a formal arrangement with Allaire to provide ongoing maintenance, support and development services, and intend to enter into a formal written agreement with Allaire in the first quarter of 2000.

     * Telus Advanced Communications provides us fault tolerant high-speed access to the Internet, which is designed to minimize the risk of downtime for our web site. We subscribe on a monthly basis to Telus's fault tolerant high-speed access to the Internet and receive the same rates available to other subscribers. See "Material Agreements Related to Our Business."

     * Cybercash, a leading provider of third-party credit card processing services, has agreed to facilitate our credit card transactions. We have no formal arrangement with Cybercash and receive no preferential discounts for their services. We anticipate that we will approach Cybercash to enter into a written agreement for their services in the first quarter of 2000.

     * eBay, the world's largest person-to-person trading community, has accepted our application to simultaneously list all of our Silent Auction inventories on eBay's web site. eBay generally accepts all requests for listing merchandise on its web site, and we receive no advantage or preferential treatment in our listings. We pay eBay a 3% fee for all transactions facilitated on eBay, which is subject to change at eBay's sole discretion. Users logging on to www.ableauctions.com and selecting "Silent Auction" will be linked to a specific site on eBay's -------------------- servers. Users logging on to www.ebay.com will be able to preview and bid on ------------ Ableauctions.com's entire inventory and our Charity Auctions. We anticipate that we will enter into an arrangement with eBay to post the schedule of our Live Auctions on their web site. We have no written agreement with eBay for listing our products or linking to our site, and we cannot assure you that we will enter into or maintain any relationships with eBay.

We cannot assure you that we will be able to maintain our relationships with Compaq, Allaire, Telus, Cybercash or eBay. Several of the arrangements were made through Dexton Technologies, a company controlled by Mr. Ladha, our President, and we believe may have been on terms that were more favorable than we would have negotiated independently. See "Material Agreements Related to Our Business." We cannot assure you that we will be able to maintain these relationships or enter into any formal agreements with Allaire Corporation, Telus Advanced Communications, Cybercash, or eBay for future services or products on acceptable terms, if at all. In the event we are unable to maintain these relationships, we will be required to enter relationships with other providers of such services, and we may experience delays in completing the development of our live auction broadcasting services or disruptions of our web site services. Such delays and/or disruptions may have a material adverse affect on our business and results of operations.

We are also actively seeking listings with other Internet service providers, including Yahoo!, Info Seek, to direct traffic to our web site. In the future, we may enter into cooperative marketing arrangements designed to build our Ableauctions.com brand name and to increase awareness of our web site. We have not begun to enter into such arrangements and do not anticipate we will do so until after we complete the successful broadcast of a live auction on our web site in the first quarter 2000.

Research and Development

We are in the process of developing technology to integrate our live auctions with our web site. While our technology is primarily being developed internally, we have outsourced development with the particular use of engineers and developers, including Compaq Computer Corporation, Allaire Corporation and Telus Advanced Communications. We intend to standardize our technology to industry standards and to use off-the-shelf software, when available, to reduce our development costs.

Our research and development program consists of developing technologies related to our Web site and the systems required to broadcast live auctions over the Internet. As of September 30, 1999, we had spent approximately $500,000 on expenses related to research and development, including consulting fees, technical fees, development of our data base management technologies, research and development of our graphic and video broadcasting technologies, systems design and testing and other technological aspects of our Web site. We anticipate that we will spend approximately $675,000 on research and development efforts during the period from October 1, 1999 through September 30, 2000.

Our systems are expected to provide our web site with high-volume capabilities that will allow us to transmit and conduct live auctions and other transactions over the Internet.

Our Ableauctions.com Technology

The following section outlines the technology components that are anticipated to be used by us to deliver Web-based auctions:

     DISA Technology

Our system will be based on distributed Internet server array or "DISA" technology, a fault-tolerant architecture system custom designed by Compaq. DISA uses industry-standard platforms and packaged application server software to increase system flexibility. Compaq tests have shown that the DISA architecture allows a web server, such as our ColdFusion application by Allaire Corporation, to scale beyond the limitations of a single server. DISA enables a group of servers to perform as a single, highly-scalable system, which can be networked to share the load, compensate for server failures, and increase manageability of a web site server system. DISA architecture also allows requests and processing to be transferred from one machine to another in the event any one machine becomes overloaded. If one of our data resource servers fail, we anticipate our conventional fail-over clustering technology will allow us to minimize downtime.

     Web Application Servers

We have installed Compaq 1850R servers to handle a large volume of transactions on our web site and the transaction-intensive applications we intend to run. We considered three critical factors in selecting our system: performance, availability, and scalability.

     Performance   refers  to  the  ability  of  an  application  to  sustain  a business-defined performance metric, such as response time.

     Availability refers to the amount of time that an application is available to perform work, typically measured in percentage of uptime.

     Scalability refers to the capacity of the application to perform increasing amounts of work while maintaining acceptable performance levels.

The Compaq ProLiant 1850R servers we installed have the following features:

     *    A   two-way   symmetric   multiprocessing   (SMP)   configuration   of
          400-megahertz (MHz) Intel Pentium II processors.

     *    512-megabyte, 100 MHz SDRAM.

     *    Integrated dual Ultra Wide SCSI controller.

     *    Two PCI buses in master/slave configuration.

     *    Integrated remote console and other advanced manageability features.

     * Designed for efficient racking, taking only 3 U of space on standard racks. Our cluster with 72 nodes and 18 gigabytes (GB) of disk storage was built with 22 42 U racks with plenty of room left for incremental growth.

     *    Each node delivers excellent processor-memory bandwidth (450 megabytes
          (MB) per second) on the STREAMS benchmark.

     Web Application Server Software

We have selected the following server software:

Microsoft Windows NT Server, Microsoft SQL Server and Allaire ColdFusion Enterprise Servers.

Our server ColdFusion application runs as a 32-bit multi-threaded system service or daemon on Windows NT. This architecture enables ColdFusion to scale upward to support heavy user loads. The multi-threaded architecture allows each user or page request to execute as a separate thread on the system, with each thread handled by the underlying operating system threading architecture. The multi-thread server architecture lends itself to scaling the application server across machines. Windows NT supports a technology called SMP that allows applications to execute threads across multiple processors on a single machine, which increases the efficiency and processing capabilities of the machine. As the number of processing units on the machine increases, the simultaneous processing power of the ColdFusion server increases.

     Video Technology

We developed specialized technology to enable us to transmit our auctions live on our web sites. This technology incorporates a high-image quality, no-download, and no-buffer streaming video server for low bandwidth Internet transmission. The broadcast produces real-time, 144 x 176 pixel images at 7 to 15 frames per second over a 56 Kbps connection. More importantly, users do not need to download any software to view the broadcast. The broadcast can be scaled to a variety of sizes to best suit the intended audience. The technology and systems required at each remote auction house include the following components:

     *    2 Video Cameras
     *    4 Digital Cameras
     *    Wireless 900 MHz transmitters
     *    ISDN or ADSL lines
     * 1 Video Server, 6 notebook checkout stations, 3 notebook proxy bidding stations
     *    Local network and server

The fixed cost to implement each web site is expected to cost $125,000-$150,000.

Intellectual Property

We have developed the majority of our software internally. We have taken measures to protect its intellectual property, ranging from confidentiality and non-disclosure agreements for contractors and employees to deploying a trans-modular development schedule where individual modules of software developed or coded by employees or contractors have no stand-alone benefits whatsoever until they are integrated with at least three independent modules.

"Ableauctions" and "Ableauctions.com" are our trademarks, which we intend to register under Canadian and U.S. trademark laws in the first quarter of 2000. We have not submitted an application to register these trademarks. We intend to use copyright, trademark, service mark and trade secret laws and contractual restrictions to protect our proprietary rights in products and services. We cannot assure you that the measures we take to protect intellectual property will prevent misappropriation of our technology or deter independent third-party development of similar technologies.

Employees

We currently employ 15 employees and 3 consultants. In addition to management, we employ auction staff, sales people, administrative staff, and development and technical personnel. We expect to hire additional senior management, customer service management, database administrator, several software developers, customer service representatives, technical support representatives and sales/marketing staff. In total, we expect the size of our staff will grow to over 30 in the first quarter of 2000.

Development of the Business to Date

Since July 1, 1999, we have completed the following in implementing our business plan:

     *    Acquired Able Auctions (1991) Ltd. on August 24, 1999

     *    Developed the Ableauctions.com business plan and marketing strategy.

     * Begun developing the Ableauctions.com web site and the proprietary technology for broadcasting live auctions.

     * Designed and installed the pilot server configurations that will accommodate a high volume of Internet traffic.

     * Secured strategic relationships with Allaire Corporation, Compaq Computer, Telus Advanced Communications and eBay.

     * Retained key management and staff with experience in the auction business and e-commerce.

     * Designed a marketing program to publicize the Ableauctions.com brand and web site.

     *    Hired the employee and acquired all of the assets of Ross Auctioneers.

     *    Launched our web site for initial public viewing.

     * Began testing and refining our live auction broadcasting technologies and our website systems.

History of Our Corporation

We were incorporated in the State of Florida on September 30, 1996 as "J.B. Financial Services, Inc." with an authorized share capital of 6,500 common shares, with a par value of $1.00 per share. We were inactive until August 1998.

On September 2, 1998, we amended our Articles of Incorporation to (i) increase our authorized capital to 50,000,000 shares of common stock with a par value of $0.001 per share and (ii) effect a forward split of our issued and outstanding stock on a 200-for-1 basis, increasing our total issued and outstanding share capital from 5,000 to 1,000,000 common shares.

Effective July 19, 1999, Douglas McLeod, a promoter and former director of Ableacutions.com, Inc., contributed back to the Company 8,000,000 shares of common stock in consideration of $100. The shares were returned to our treasury as part of an agreement to restructure our share capital and to allow us to acquire Able Auctions (1991) Ltd. As a result of the contribution, our total issued capital was reduced by 8,000,000 shares. See "Recent Sales of Unregistered Securities."

On July 19, 1999, we amended our Articles of Incorporation to change our name to "Ableauctions.com, Inc." On July 20, 1999, we entered into an agreement to acquire all the issued and outstanding common shares of Able Auctions (1991) Ltd., a British Columbia corporation engaged in the business of auctioning used equipment, office furnishings and equipment, and other merchandise, from Dexton Technologies Corporation, a British Columbia corporation. See "Our Acquisition of Able (1991)." As a result of our acquisition of Able (1991), we acquired all of the assets and business operations of Able (1991), as a going concern, on August 24, 1999.

On July 20, 1999, we distributed a dividend of four shares for every share held by shareholders of record on July 20, 1999. After the dividend, we had 12,125,000 shares of common stock outstanding.

The Company's shares began trading on the National Association of Securities Dealers' ("NASD") Over-the-Counter Bulletin Board ("OTCBB") under the symbol "ABLC" on July 21, 1999.

On August 9, 1999, we (i) amended our Articles of Incorporation to increase our authorized share capital to 250,000,000 shares of common stock and (ii) effected a 5-for-1 forward split of our common shares, increasing our total issued and outstanding share capital from 12,250,000 to 61,250,000 common shares.

In September 1999, we (i) amended our Articles of Incorporation to reduce our authorized capital to 50,000,000 common shares and (ii) reverse split our issued and outstanding common shares on a 1-for-4 basis, reducing our issued and outstanding share capital to 18,250,000 shares.

Effective September 20, 1999, we hired all of the employees and acquired all of the business assets of Ross Auctioneers & Appraisers Ltd., a British Columbia based auction company, for 60,000 shares of our common stock with the fair market value of approximately $175,000. See "Our Acquisition of Ross Auctioneers."

Our current corporate organization structure is as follows:

                             Ableauctions.com, Inc.

                              Organizational Chart

                    ----------------------------------------
                             Ableauctions.com, Inc.
                             (a Florida corporation)
                    ----------------------------------------

                    ----------------------------------------
                            Able Auctions (1991) Ltd.
                        (a British Columbia corporation)
                    ----------------------------------------

                    ----------------------------------------
                          Ross Auctioneers & Appraisers
                              (Operating Division)
                    ----------------------------------------

We have not been subject to any bankruptcy, receivership or other similar proceeding.

Our Acquisition of Able Auctions (1991)

On July 20, 1999, we agreed to acquire all of the issued and outstanding share capital of Able Auctions (1991) Ltd. pursuant to a share purchase agreement among us, Able Auctions (1991), and Dexton Technologies Corporation, a British Columbia corporation and formerly the sole shareholder of Able Auctions (1991). Under the terms of the share purchase agreement:

(a) We completed a private placement of 1,094,057 units at the price of $3.20 per unit for proceeds to us of $3,500,980. Each unit consisted of one share of common stock and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant is exercisable to acquire one additional share of our common stock at a price of $3.20 per share until August 24, 2000, and thereafter at a price of $4.00 per share until August 24, 2001. See "Recent Sales of Unregistered Securities."

(b) We issued 1,843,444 shares of our common stock and paid $1,027,333 to Dexton for all of the issued and outstanding shares of common stock of Able Auctions (1991) and to pay debt owed by Able Auctions (1991) to Dexton, including $385,000 in liabilities owed by Able Auctions (1991) for advances and accounts payable related to products and services provided to Able Auctions, $56,000 in other expenses paid by Dexton on behalf of Able Auctions (1991), including $5,600 in legal fees related to trademark services, $3,500 paid to Allaire Corporation for web site development, $1,400 for insurance expenses, $12,000 for web site development work performed by Dexton and $32,200 for computer server equipment.

(c) We appointed Abdul Ladha as our President and a Director and Jeremy Dodd, the Vice President of Operations of Able Auctions (1991), as our Secretary and Treasurer.

(d) We commenced in the development and testing of technology, software and systems to launch our Ableauctions.com web site.

(e) We filed this Form 10-SB registration statement with the SEC to register our common stock under the Securities Exchange Act of 1934, as amended.

Dexton was represented by separate legal counsel and the terms of the share purchase agreement were negotiated at arm's length.

Our Acquisition of Ross Auctioneers

On September 20, 1999, Able Auctions (1991) agreed to hire all of the employees and to purchase all of the property, assets and undertaking of Ross Auctioneers & Appraisers Ltd., pursuant to an asset purchase agreement among Ross Auctioneers, Able Auctions (1991) and us. Ross Auctioneers was engaged in the business of the auction of tools, vehicles, industrial equipment, government surplus equipment, and police seized goods. The purchase price for the assets of Ross Auctioneers was $175,000 (Cdn$250,000) plus applicable taxes, which was paid by the issuance of 60,000 shares of our common stock at the deemed price of $2.80 (Cdn$4.16) per share. See "Recent Sales of Unregistered Securities."

In addition, Able Auctions (1991), under a separate asset purchase agreement dated as of September 20, 1999 with John Carrier dba LJM Computer Resources, purchased the web site located at www.bcbids.com, including all associated intellectual property rights and software technology, for the cash purchase price of $26,500 (Cdn$38,000) plus applicable taxes. Able (1991) also purchased the domain name "bcbids.com" from Ronald H.
Smallwood for the purchase price of $140 (Cdn$200) plus applicable taxes.

These transactions all closed on October 18, 1999. Ross Auctioneers was represented by separate legal counsel and the terms of the acquisition were negotiated at arm's length.

Material Agreements Related to Our Business

In addition to the agreements described above, the following material agreements relate to our business:

         Compaq Computer - DISA Agreement: Pursuant to proposal by Compaq and accepted by Dexton Technologies Corporation in September 1999, Compaq installed a custom designed Distributed Internet Server Array (DISA) on December 14, 1999. Under the terms of the agreement, Compaq installed our DISA system for approximately $28,000. In addition, Compaq, through an arrangement with Dexton Technologies, agreed to provide us with centralized international technical support from one regional site in North America. We currently have no formal written agreement with Compaq to provide us these services, and we are in the process of negotiating the terms of a definitive agreement related to these services.

         Allaire Corporation - Server Software: Pursuant to service order dated October 31, 1999, by and between Compaq and Dexton Technologies, Allaire Corporation provided us with load-balanced server software for our web site applications for approximately $25,500. Allaire discounted its products by approximately 35% for the first phase of our web site launch. We are in the process of discussing a formal arrangement with Allaire and intend to enter into a formal written agreement for additional software and development services in the first quarter of 2000.

         Telus Advanced Communications - Internet Access: Pursuant to an Internet Business Services Agreement by and between Telus Advanced Communications and Dexton Technologies dated September 14, 1999, Telus provides us fault tolerant high-speed access to the Internet, which is designed to minimize the risk of downtime for our web site. We subscribe on a monthly basis to Telus's fault tolerant high-speed access to the Internet. We paid a $3,500 set up fee and pay monthly fees of approximately $4,500 per server for such services. We currently do not have a written agreement with Telus. We anticipate that we may enter into an Internet access agreement with Telus in the first quarter of 2000, although we have not begun negotiations with respect to such an agreement.

         Dexton Technologies Corporation - Management Agreement: Under a consulting agreement dated August 24, 1999, Able Auctions (1991) Ltd. has engaged Dexton Technologies to provide consulting services for one year in connection with the development of Able Auctions' business and Internet strategy. In consideration of Dexton's services, Able Auctions has paid to Dexton a fee of $240,000. Abdul Ladha, a director, President, and Chief Executive Officer of the Company, and Barrett Sleeman, a director of the Company, are also directors and officers of Dexton Technologies Corporation. Mr. Ladha is also the controlling shareholder of Dexton. See "Certain Relationships and Related
         Transactions - Consulting Agreement with Dexton Technologies Corporation."

          NorthStar Communications, Inc. - Investor Relations Agreement: We have engaged North Star Communications, Inc. to provide investor relations services pursuant to a six month consulting agreement dated September 15, 1999. We agreed to pay North Star $40,000 per month plus out-of-pocket expenses for the term of the agreement. We have advanced to North Star $160,000 towards the out-of-pocket expenses.

          European Investor Services Ltd. - European Media Relations  Agreement:
          In October, 1999, we engaged European Investor Services Ltd. ("EIS") to provide invest relations and financial media relations services (primarily in Europe) for a six-month term in consideration of $5,000 per month plus reimbursement of certain out-of-pocket expenses. We also agreed to pay EIS the daily fee of $4,000 for each European presentation to qualified investors conducted on our behalf.

The arrangements made with Compaq Computer, Allaire Corporation and Telus Advanced Communications were made through Dexton Technologies, a company controlled by Mr. Ladha, our President. Dexton Technologies is an approved systems and service provider for Compaq Computer and Allaire Corporation, and based on Dexton Technologies' existing relationship with them, we believe we may have received our systems and services on terms that were more favorable than we could have negotiated independently.

We cannot assure you that we will be able to maintain our relationships with these third parties. Several of the arrangements were made through Dexton Technologies, a company controlled by Mr. Ladha, our President, and may have been on terms that were more favorable than we would have negotiated independently. We cannot assure you that we will be able to maintain our relationship with Dexton or that we will enter into any future agreements with third parties for future services or products on acceptable terms, if at all. In the event we are unable to maintain these relationships, we may experience delays in completing the development of our live auction broadcasting services or disruptions of our web site services. Such delays and/or disruptions may have a material adverse affect on our business and results of operations.


RISK FACTORS

We are in the process of developing a web site designed to broadcast over the Internet auctions conducted at our brick-and-mortar auction houses and allow visitors to our web site to place bids at these auctions. Our business is subject to a number of risks as outlined below. An investment in our securities is speculative in nature and involves a high degree of risk. You should read this registration statement carefully and consider the following risk factors.

Our ability to meet our business projections through September 2000 may depend on our ability to raise additional operating capital in the amount of $14 million or more during 2000

We anticipate that we may need to seek additional capital in the amount of $14 million or more in the first quarter of 2000 to fully fund our operating budget requirements through the second quarter of 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." We cannot assure you that any additional financing would be available or, if available, that it would be available on terms acceptable to us. See "Note Regarding Forward Looking Statements." Furthermore, any issuance of additional securities may result in dilution to the then existing shareholders. If adequate funds are not available, we will lack sufficient capital to pursue our business plan fully, which will have a material adverse effect upon our ability to meet our business projections.

We have a limited operating history and a history of losses, which makes our ability to continue as a going concern questionable

Prior to our acquisition of Able Auctions (1991) Ltd., we had no material business or results of operation. We incurred net losses since our inception in September 1996, and Able Auctions (1991) had a history of only modest profits prior to its fiscal year ended March 31, 1999. Based on pro forma financing statements, which give effect to our acquisition of Able Auctions (1991) for the financial periods, the fiscal year ended December 31, 1998 and the nine month interim financial period ended September 30, 1999, we incurred pro forma consolidated net losses of $298,520 and $915,265, respectively. We anticipate that we will continue to incur loses at least through 2000. We do not believe that we will generate sufficient revenues to support our operations in fiscal 1999 or 2000 because of our projected development and marketing costs and costs related to our expansion strategy. See "Plan of Operation" and "Summary of Operating Budget." In the foreseeable future, we believe that these expenses will increase our net losses, and we cannot assure you that we will ever be profitable.

As of September 30, 1999, we had current assets of $1,865,595, of which $1,164,680 was in cash and cash equivalents. We had current liabilities of $574,300, of which $375,836 were accounts payable and $150,000 were loans payable. Our working capital position at September 30, 1999 was $1,337,172, and we do not anticipate it will improve until we can generate revenues from our operations to cover our expenses or until we raise additional capital. We anticipate raising additional capital through sales of our equity and/or debt; however, we cannot assure you that we will be able to obtain adequate financing to support our operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

Because we have recently begun operations, it is difficult to evaluate our business and our prospects. Our revenue and income potential is unproven and our business model is still emerging. We cannot assure you that we will attract consignors or bidders to use our web site or generate significant revenues in the future. We cannot guarantee that we will ever establish a sizeable market share or achieve commercial success.

Our success depends on the services of our key officers, Abdul Ladha, our President and Chief Executive Officer, Richard Miller, our Vice President of Corporate Development, Nosh Vellani, our Chief Financial Officer, and Jeremy Dodd, the Vice-President of Operations of our subsidiary, and our ability to attract and maintain qualified, experienced personnel

Our future success will depend on Abdul Ladha, our President and Chief Executive Officer, Richard Miller, our Vice President of Corporate Development, Nosh Vellani, our Chief Financial Officer, and Jeremy Dodd, the Vice-President of Operations of Able Auctions (1991) and our Secretary and Treasurer. Abdul Ladha is also President of Dexton Technologies Corporation, and we anticipate that he will only spend 50% of his business time managing our Company. As such, we intend to rely heavily on Mr. Dodd to manage our auction operations and we intend to hire additional personnel or consultants to assist us in developing and implementing our technology and business plan. Mr. Miller and Nosh Vellani will dedicate 100% of their business time to our business, and we intend to rely on Mr. Miller to assist us in developing our marketing and business strategies and Mr. Vellani to assist us in capital raising activities. We also rely upon consultants and advisors who are not employees, including North Star Communications, Inc., our investor relations advisor.

The loss of key personnel could have an adverse effect on our operations. We do not maintain insurance to cover losses that may result from the death of any of our key personnel. Competition for qualified employees is intense, and an inability to attract, retain and motivate additional, highly skilled personnel required for expansion of operations and development of technologies could adversely affect our business, financial condition and results of operations. Our ability to retain existing personnel and attract new personnel may also be adversely affected by our financial situation. We cannot assure you that we will be able to retain our existing personnel or attract additional, qualified persons when required and on acceptable terms.

We may be required to sell additional common stock or parties may exercise options and warrants that would cause dilution of your shares

The number of shares of our outstanding common stock held by affiliates is large relative to the trading volume of the common stock. Any substantial sale of our common stock or even the possibility of such sales occurring may have an adverse effect on the market price of the common stock.

As of November 30, 1999, we had outstanding warrants to purchase an aggregate of 547,029 shares of our common stock at the price of $3.20 per share until August 24, 2000 and thereafter at the price of $4.00 per share until August 24, 2001.

We have reserved up to an additional 3,000,000 shares of common stock for issuance upon exercise of options under our incentive stock option plan. On October 14, 1999, we granted options to acquire up to 962,500 shares of our common stock at the price of $3.20 per share to directors, officers, employees, and consultants, of which 812,500 options were granted under the plan, as more particularly described under "Executive Compensation - Stock Option Plan".

Holders of such warrants and options are likely to exercise them when, in all likelihood, we could obtain additional capital on terms more favorable than those provided by the options and warrants. Further, while our warrants and options are outstanding, our ability to obtain additional financing on favorable terms may be adversely affected.

Our executive officers and directors beneficially own or control a large number of shares of our common stock and may influence all matters submitted to a vote of our shareholders

Our executive officers and directors (and their affiliates), as a group beneficially own 8,713,194 shares or approximately 45.67% of our common stock, and together have the ability to influence matters submitted to our stockholders for approval. See "Security Ownership of Certain Beneficial Owners and Management."

Accordingly, such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our company, impede a merger, consolidation, takeover or other business combination involving our company, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company, which in turn could have an adverse effect on the market price of our company's common stock.

Investors may not be able to secure foreign enforcement of civil liabilities against our management

All of our directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon those directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or Ableauctions.com, Inc. predicated solely upon such civil liabilities.

The e-commerce industry is highly competitive, and we cannot assure you that we will be able to compete effectively

The market for broadcasting auctions over the Internet is new, rapidly evolving and intensely competitive. The market for live video-fed auctions is even newer, and we expect competition to intensify further in the future. Our direct competitors will include Livebid.com, owned by Amazon.com, and other web sites that broadcast live auctions, we will also compete with various online auction services, including eBay; Onsale Exchange, a division of Onsale, Inc.; Auction Universe, a Times-Mirror company; Excite, Inc.; and a number of other small services, including those that serve specialty markets. We will also compete with business-to-consumer online auction services such as Onsale, First Auction, ZAuction and Surplus Auction.

We face potential competition from a number of large online communities and services that have expertise in developing online commerce and in facilitating online person-to-person interaction. Certain of these potential competitors, including Amazon.com, America Online, Inc., Microsoft Corporation and Yahoo! Inc., currently offer a variety of business-to-consumer trading and classified advertisement services and certain of these companies may introduce live auctions to their large user populations. We believe that the principal competitive factors in the online auctions market are volume and selection of goods, population of buyers, customer service, reliability of delivery and payment by users, brand recognition, web site convenience and accessibility, price, quality of search tools and system reliability. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, technical and other resources than us.

Certain of our competitors with other revenue sources may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to web site and systems development than us or may try to attract traffic by offering services for free. We cannot assure you that we will be able to compete successfully against current and future competitors. Further, as a strategic response to changes in the competitive environment, we may, from time to time, make certain pricing, service or marketing decisions that could have a material adverse effect on our business, results of operations and financial condition.

If we are unable to successfully develop a network of brick-and-mortar auction houses, we are unlikely to become profitable

Our  business  strategy  is  to  grow  through   acquisitions  of  or  strategic
affiliations with auction companies in a number of North American markets.

Although we believe that we have an adequate infrastructure to implement our growth strategy, there can be no assurance that our current management, personnel and corporate infrastructure will be adequate to manage future growth, if any. In addition, to the extent the success of our strategy is contingent on making further acquisitions of or entering into strategic affiliations with auction companies, we cannot assure you that we will be able to identify and enter into agreements with auction houses on terms favorable to us. We also cannot guarantee we will be able to integrate such acquisitions or affiliations successfully into our company without substantial costs, delays or other operational or financial problems. Further, acquisitions and expansion into new markets involve a number of special risks, including possible adverse effects on our operating results, diversion of management's attention, failure to retain key acquired personnel, risks associated with unanticipated events or liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on our business, financial condition and results of operations. In addition, competition in the acquisition market is intense, and prices paid for auction houses have increased in recent years.

To the extent we are required to write down goodwill associated with our acquisitions due to a decline in the value of such acquired businesses, such write-down could have a material adverse effect on our operating results.

We may finance future acquisitions and expansions through the incurrence of additional bank indebtedness, the utilization of cash from operations, the issuance of common stock or other securities, or any combination thereof. In the event that our common stock does not maintain a sufficient market value, or potential acquisition candidates are otherwise unwilling to accept our common stock or other securities as part of the consideration for the sale of their businesses, we may be required to use more of our cash resources or incur substantial debt in order to finance future acquisitions. If we do not have sufficient cash resources, our ability to make acquisitions could be limited unless we are able to obtain additional capital through debt or equity financings. There can be no assurance that we will be able to obtain the financing we will need in the future on terms we deem acceptable, if at all.

If we are unable to achieve a significant number of visitors and successfully facilitate transactions, we may be unable to generate sufficient revenues to earn a profit

The success of our Ableauctions.com web site may be dependent upon achieving significant market acceptance of our web site by consumers. We anticipate that this point will be reached when 10,000 visitors visit our web site regularly and facilitate 1,000 or more transactions per day. Our Ableauctions.com web site has not been tested and we anticipate that we will have very limited market acceptance until our brand name is established. Internet e-commerce is in the early stage of development, and our business concept of offering an Internet solution for holding auctions has not been tested.

Our competitors and potential competitors may offer more cost-effective merchandising solutions than us, which could damage our business and our ability to successfully launch our web site. Our failure to attract visitors, successfully complete transactions and develop an adequate auction house base will seriously harm our business and our ability to earn a profit.

Due to the emerging nature of Internet commerce, we are unable to forecast our expenses and revenues accurately, and should our expenses exceed our revenues, we may never become profitable

As a result of the emerging nature of the Internet, including Internet-based advertising, services and electronic commerce, we are unable to forecast our expenses and revenues accurately. We believe that due primarily to the relatively brief time the Internet has been available to the general public, there are several uncertainties related to the successful operation of any form of Internet-based business. Our current and future estimated expense levels are based largely on our estimates of future revenues and may increase considerably. Few, if any, of our operating expenses can be quickly or easily reduced, such as the laying off of personnel or reducing our commitment to our consultants and service providers, in a manner which would not cause a material adverse effect to our business, financial condition and operating results. In addition, we may be unable to adjust spending in a timely manner to compensate for any unexpected expenditures, and a shortfall in actual revenues as compared to estimated revenues would have an immediate material adverse effect on our business, financial condition and operating results.

We have capacity constraints and system development risks that could damage our customer relations or inhibit our possible growth, and we may need to expand our management systems and controls quickly

Our success and our ability to provide high quality customer service largely depends on the efficient and uninterrupted operation of our computer and communications systems and the computers and communication systems of third party vendors in order to accommodate any significant numbers or increases in the numbers of consumers and businesses using our services. Our success also depends upon us and our vendors' abilities to rapidly expand transaction-processing systems and network infrastructure without any systems interruptions in order to accommodate any significant increases in use of our service.

We intend to rely on Compaq to provide us with DISA technology, Allaire Corporation to assist us with our software application development and to assist us with server maintenance and software upgrades; Cybercash to provide third party credit card processing services; and any other third parties we may hire in the future to assist us in expanding our technological capacity, our transaction-processing systems and network infrastructure as we grow. We cannot assure you that the vendors we have selected and will select in the future will be capable of accommodating any significant number or increases in the number of consumer and auction houses using our services. Such failures will have a material adverse affect on our business and results of operations. We may experience periodic systems interruptions and down time caused by traffic to our web site and technical difficulties, which may cause customer dissatisfaction and may adversely affect our results of operations. Limitations of our and our vendors' technology infrastructure may prevent us from maximizing our business opportunities.

Changing technology may render our equipment, software and programming obsolete or irrelevant

The market for Internet-based products and services is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging character of these products and services and their rapid evolution will require that we continually improve the performance, features and reliability of our Internet-based products and services, particularly in response to competitive offerings. We cannot guarantee that we will be successful in responding quickly, cost effectively and sufficiently to these developments. In addition, the widespread adoption of new Internet technologies or standards could require substantial expenditures by us to modify or adapt our Internet sites and services and could fundamentally affect the character, viability and frequency of Internet-based advertising, either of which could have a material adverse effect on our business, financial condition and operating results. In addition, new Internet-based products, services or enhancements offered by us may contain design flaws or other defects that could require costly modifications or result in a loss of consumer confidence, either of which could have a material adverse effect on our business, financial condition and operating results.

We depend on third parties for uninterrupted Internet access and may be harmed by the loss of any such service

We rely on Telus Advanced Communications, an Internet service provider located in the Lower Mainland of British Columbia, for uninterrupted Internet access. We have not entered into a definitive agreement for such services. Our business is dependent on uninterrupted Internet access and the loss of such services may have a material adverse effect on our business, financial condition and operating results. We cannot assure you that we would be able to obtain such services from other third parties in the event of the loss of any of such services.

If we cannot protect our Internet domain name, our ability to conduct our operations may be impeded

We anticipate that the Internet domain name "ableauctions.com" will be an extremely important part of our business and the business of our subsidiaries. Governmental agencies and their designees generally regulate the acquisition and maintenance of domain names. The regulation of domain names in the United States and in foreign countries may be subject to change in the near future. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which we conduct business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. Third parties have acquired domain names that include "auctions" or variations thereof both in the United States and elsewhere.

We may encounter significant costs should our software fail to meet Year 2000 compliance requirements

The "Year 2000" issue concerns the potential exposures related to the automated generation of business and financial misinformation resulting from the application of computer programs which have been written using two digits, rather than four, to define the applicable year of business transactions. We have completed our review of the potential impact of Year 2000 issues and do not anticipate any significant costs, problems or uncertainties associated with becoming Year 2000 compliant. Our failure or failure of our software providers to adequately address the Year 2000 issue could result in misstatement of reported financial information or otherwise adversely affect our business operations. See "Financial Information - Year 2000 Compliance."

Our Ableauctions.com business may be subject to government regulation and legal uncertainties that may increase the costs of operating our web site or limit our ability to generate revenues

We are subject to the same federal, state and local laws as other companies conducting business on the Internet. Today there are relatively few laws specifically directed towards online services. However, due to the increasing popularity and use of the Internet and online services, it is possible that laws and regulations will be adopted with respect to the Internet or online services. These laws and regulations could cover issues such as online contracts, user privacy, freedom of expression, pricing, fraud, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. In addition, numerous states have regulations regarding the manner in which auctions may be conducted and the liability of auctioneers in conducting such auctions.

Due to the global nature of the Internet, it is possible that the governments of other states and foreign countries might attempt to regulate our transmissions or prosecute us for violations of their laws. We might unintentionally violate such laws. Such laws may be modified, or new laws may be enacted, in the future. Any such development could damage our business.

Our brick-and-mortar auction houses are subject to regulatory review under state and federal laws governing auctions and auctioneers

Our brick-and-mortar auction houses are generally subject to extensive regulation, supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. Such laws and regulations may require us to obtain a license or registration, or post a surety or bond as a precondition of doing business within the jurisdiction. In addition, applicable laws may require us to transact business and sell merchandise in accordance with specific guidelines, including the means by which we obtain our merchandise, advertise our auctions, conduct our bidding procedures, close transactions, hold client funds and other restrictions that may vary from state to state. We cannot guarantee that we will not be subject to actions arising out of violations by our brick-and-mortar auction houses. Such action may have a material adverse affect on our business and results of operations.

Our business may be subject to sales and other taxes, which may cause administrative difficulties and increase our cost of operations

We will collect applicable sales and other similar taxes on goods sold on our Ableauctions.com web site. One or more states may seek to impose additional sales tax collection obligations on companies such as ours that engage in or facilitate online commerce. Several proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. These proposals, if adopted, could substantially impair the growth of electronic commerce and could diminish our opportunity to derive financial benefit from our activities. The U.S. federal government recently enacted legislation prohibiting states or other local authorities from imposing new taxes on Internet commerce for a period of three years ending October 21, 2001. This tax moratorium will last only for a limited period and does not prohibit states or the Internal Revenue Service from collecting taxes on our income, if any, or from collecting taxes that are due under existing tax rules. A successful assertion by one or more states or any foreign country that we should collect sales or other taxes on the exchange of merchandise on our system could harm our business and adversely affect our results of operations.

Seasonality and potential fluctuations in results of operating may cause cash shortfalls materially affecting our results of operations

As a result of our limited operating history and the emerging nature of the markets in which we compete, it is difficult for us to forecast our revenues or earnings accurately. In addition, we have no backlog and a significant portion of our net revenues for a particular quarter are derived from auctions that are listed and completed during that quarter. Our current and future expense levels are based largely on our investment plans and estimates of future revenues and are, to a large extent, fixed.

We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues relative to our planned expenditures would have an immediate adverse effect on our business, results of operations and financial condition. Further, as a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service or marketing decisions that could have a material adverse effect on our business, results of operations and financial condition.

Based on management's experience in the auction industry, our discussions with other companies and public disclosures by our competitors, we believe that our results of operations will be somewhat seasonal in nature, with fewer auctions listed around the Thanksgiving and Christmas holidays in the fourth quarter than at other times of the year.

Our limited operating history, however, makes it difficult to fully assess the impact of these seasonal factors or whether or not its business is susceptible to cyclical fluctuations in the U.S. and Canadian economies. There can be no assurance that seasonal or cyclical variations in our operations will not become more pronounced over time or that they will not materially adversely affect results of operations in the future. Moreover, consumer "fads" and other changes in consumer trends may cause significant fluctuations in our operating results from one quarter to the next.

Due to the foregoing factors, our quarterly revenues and operating results are difficult to forecast. We believe that period-to-period comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance. In addition, it is likely that in one or more future quarters our operating results will fall below the expectations of securities analysts and investors. In such event, the trading price of our common stock would almost certainly be materially adversely affected.

We do not intend to declare dividends, which may lower the market value of our shares

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future.

Broker-dealers may be discouraged from effecting transactions in our shares because they are considered penny stocks and are subject to the penny stock rules

Rules 15g-1 through 15g-9 promulgated under the Securities and Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD brokers-dealers who make a market in "a penny stock." A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. Our shares are quoted on the OTCBB and the high and low closing price of our shares during the third quarter of 1999 ranged from $4.00 (high) to $1.00 (low), and the price of our shares on December 21, 1999 was $5.21. If the price of our shares fall below $5.00, our shares would be considered a penny stock. The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or an "accredited investor" (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation.

Plan of Operation

Our plan of operation is based on the operating history of Able Auctions (1991) Ltd., our experience in the industry, our discussions with third parties, the SEC filings of our competitors and the decisions of our management. Set out below is a summary of our plan of operation and operating budget for the next four fiscal quarters ending September 30, 2000.

Generate revenues through auctions and increase our volume of sales by increasing the number of live auctions at our existing locations

We will continue to operate auctions at our three locations in British Columbia, Canada. We intend to increase the number of auctions we currently hold from two to four per month, per auction house, beginning in January 2000. See "Description of Business - Our Growth Strategy."

Increase revenues by broadcasting our auctions on the Internet and by selling merchandise on our web site

We are beta testing our software and web site, and launched our web site for public viewing in December 1999. We are in the process of refining the technologies related to broadcasting live auctions on our web site, and we intend to broadcast our first live auction during the first quarter 2000. We anticipate that visitors to our web site will be able to purchase items from our Retail Store and bid on items in our Silent Auction beginning in late January 2000.

Initially, we intend host live auctions alternating between our Surrey and Vancouver, British Columbia locations. We may add auctions of other auction houses if we acquire additional auction locations or if we develop strategic affiliations with other auction houses to broadcast their auctions.

Continue   research  and  development  to  improve  our  web  site  and  auction broadcasting technologies

We plan to continue our research and development efforts by improving our web site and auction broadcasting technologies. We are in the process of testing our live auction broadcasting technologies and intend to develop software and systems that will allow us to improve graphical presentations, the speed of our bidding process, the preview of merchandise and the method of registering bidders. We anticipate that we will spend approximately $675,000 on research and development efforts during the period from October 1, 1999 through September 30, 2000.
See "Description of Business - Research and Development."

Install the live broadcast technology at regional auction sites

We plan to install live broadcast technology at all of our auction locations. We estimate the costs of installing broadcast equipment will be approximately $125,000 to $150,000 per location.

Commence geographic expansion program by acquiring or entering into strategic affiliations with auction companies

We intend to broadcast the auctions of auction companies in a variety of locations throughout North America. We may also acquire auction companies. Our management will start to identify possible auction companies to approach regarding acquisition by us or potential strategic relationships.

We expect the focus of our geographic expansion will be in Seattle, New York, the San Francisco Bay Area, Southern California, Texas, Atlanta, and Chicago. See "Our Acquisition Strategy."

Install the computer server hardware in Vancouver, San Jose and New York

We installed 40 servers in the first phase of our hardware and software implementation program in our British Columbia location in December 1999. We intend to install additional servers as traffic on our web site increases. We may also install secondary servers in San Jose and in New York during 2000. Our multi-server networking strategy is designed to allow visitors to our auction sites to have timely response time to effectively bid for items at our live auctions without bandwidth restrictions.

Hire additional key personnel

We plan to hire personnel and employ consultants with Internet e-commerce experience to complement our current management who are experienced in the auction industry. We anticipate adding up to 15 new employees with e-commerce, software development and software maintenance experience during 2000.

Summary of Operating Budget

Set forth below are our estimated cash operating budgets for operations, technology purchases, research and development and implementing our expansion strategy for the four fiscal quarters ending September 30, 2000:

     Marketing                                                       $ 1,125,000
     Ongoing research and development                                    675,000
     Expansion of inventories                                          3,000,000
     Servers and operating systems                                     1,200,000
     Geographic expansion                                              7,500,000
     Legal and professional fees                                         100,000
     Additional working capital to fund ongoing obligations            1,400,000
                                                                     -----------
     Required Capital:                                               $15,000,000

The Company's operating budget for the period beginning October 1, 1999 through September 30, 2000 is estimated to be approximately $15 million. We anticipate that we have sufficient working capital to finance our plan of operations through January 31, 2000; however, we will be required to raise additional capital during the first quarter 2000 to meet our anticipated cash needs and to fund our plan of operation through September 30, 2000. See "Liquidity and Capital Resources." We cannot assure you that our actual expenditures for such period will not exceed our estimated operating budget. Actual expenditures will depend on a number of factors, some of which are beyond our control, including, among other things, the availability of financing on acceptable terms, acquisition and/or expansion costs, reliability of the assumptions of management in estimating cost and timing, certain economic factors, the timing related to development of our technology and launch of our web site and cost associated with operating our auctions.

We will be required to raise additional capital during the first quarter 2000 to meet our anticipated cash needs. If we are unable to raise additional financing on acceptable terms, we may be forced to delay the implementation of certain portions of our plan of operation, which may adversely affect our business and results of operations. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations Liquidity and Capital Resources."


Selected Financial Data

The following table sets forth selected financial data regarding our consolidated operating results and financial position. The data has been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States or US GAAP. The following selected financial data is qualified in our entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere in this registration statement. The pro forma financial data are provided for comparative purposes only and are not necessarily indicative of results that would have been achieved if the transactions reflected therein had been effected at the beginning of the period for which pro forma information is presented or of the results expected for any subsequent period. The pro forma financial information is unaudited and has been prepared by management from the audited financial statements of Ableauctions.com, Inc. (formerly J.B. Financial Services, Inc.) for the year ended December 31, 1998; the unaudited consolidated financial statements of Ableauctions.com, Inc. for the nine month period ended September 30, 1999; and the unaudited financial statements of Able Auctions (1991) Ltd. for its fiscal year ended March 31, 1999.

                             SUMMARY FINANCIAL DATA

                                             Nine Months Ended                          Fiscal
                                               September 30,                   Years Ended December 31,
                                       --------------------------------------------------------------------------
                                                                                                                  September 30,
   Statement of Operations Data:            1999            1999            1998                                  1996 (date of
                                          Pro Forma     Consolidated      Pro Forma        1998          1997     incorporation)
                                        Consolidated    (unaudited)     Consolidated       non-          non-        December
                                       (unaudited)(2)       (3)        (unaudited)(1)  Consolidated   Consolidated    31, 1996

                                       -----------------------------------------------------------------------------------------
   Revenue.............................  $1,648,283       $207,936       $1,160,953     $      --     $    --        $     --
   Costs of Goods Sold.................     971,180        123,875          619,158            --          --              --
   Operating Expenses..................   1,486,912        549,078          838,255           944          --           5,000
   Operating income (loss).............    (809,809)      (465,017)        (296,460)         (944)         --          (5,000)
   Net income (loss) for the period....    (779,714)      (435,610)        (298,520)           --          --             --
   Net income (loss) per share.........       (0.06)         (0.03)           (0.04)           --          --             --




   Balance Sheet Data:
                                                                                               At December 31,
                                                At September 30, 1999     ------------------------------------------------
                                                    Consolidated                 1998                      1997
                                                  (unaudited)(2)(3)         non-Consolidated          non-Consolidated
                                                ---------------------     ----------------------    ----------------------
Cash and cash equivalents..............          $     1,164,680           $       nil                $       nil
Working Capital (deficit)..............                1,335,172                  (944)                       nil
Total Assets...........................                3,742,119                   nil                        nil
Total Liabilities......................                  574,300                   944                        nil
Shareholders' Equity...................                3,167,819                  (944)                       nil
Long-term Obligations..................                   43,877                   nil                        nil
------------------------------

(1) Gives effect to the business combination with Able Auctions (1991) Ltd. as if it had occurred on January 1, 1998.

(2) Gives effect to the business combination with Able Auctions (1991) Ltd. as if it had occurred on January 1, 1999.

(3) Consolidated financial statements including Ableauctions.com, Inc. and its wholly-owned subsidiary Able Auctions (1991) Ltd., acquired on August 24, 1999.

Management's Discussion and Analysis

The information contained in this Management's Discussion and Analysis contains "forward looking statements." Actual results may materially differ from those projected in the forward looking statements as a result of certain risks and uncertainties set out in this report. See "Note Regarding Forward Looking Statements."

Although   management  believes  that  the  assumptions  made  and  expectations reflected in the forward looking statements are reasonable, there is no assurance that the underlying assumptions will, in fact, prove to be correct or that actual future results will not be different from the expectations expressed in this registration statement.

Our actual results could differ materially from the results projected in the forward-looking statements as a result of our ability to:

     *    achieve the objectives of our business strategy;

     *    accelerate or defer operating expenses;

     *    achieve revenue from our operations; and

     *    hire new personnel.

and other factors set forth under "Risk Factors" in this registration statement.

The following discussion is qualified by the more complete financial information contained in our audited financial statements for the for the year ended December 31, 1998; our unaudited consolidated financial statements for the nine month period ended September 30, 1999; and our unaudited pro forma consolidated financial statements for the year ended December 31, 1998 and for the nine month period ended September 30, 1999. The pro forma financial data are provided for comparative purposes only and are not necessarily indicative of results that would have been achieved if the transactions reflected therein had been effected at the beginning of the period for which pro forma information is presented or of the results expected for any subsequent period.

Our financial statements have been prepared in accordance with United States generally accepted accounting principles. The financial statements of Able Auctions (1991) Ltd. were prepared in accordance with Canadian generally accepted accounting principles. See "Able Auctions (1991) Ltd.'s Results of Operations." We believe that there is no material difference between Canadian GAAP and U.S. GAAP as applied to the financial results reported in this registration statement.

The following discussion of our results of operations should be read in conjunction with our audited financial statements and the related notes, the discussion of Able Auctions (1991) Ltd.'s results of operations discussed below and the financial statements of Able Auctions (1991) Ltd. and the related notes included in this registration statement. Able Auctions (1991) Ltd.'s results of operations prior to our acquisition of Able Auctions (1991) Ltd. on August 24, 1999 are not included in our consolidated financial statements.

Overview

We were incorporated in the State of Florida on September 30, 1996 under the name "J.B. Financial Services, Inc.

On August 24, 1999, we acquired all of the issued and outstanding shares of Able Auctions (1991) Ltd. pursuant to a share purchase agreement with Dexton Technologies Corporation, the sole shareholder of Able Auctions (1991) Ltd. at that time. See "Our Acquisition of Able Auctions (1991)."

Upon our acquisition of Able Auctions (1991) Ltd., we acquired all of the assets and the auction business of Able Auctions (1991) Ltd. We also undertook the process of designing, building and testing an Internet based e-commerce web site to broadcast auctions over the Internet. We launched our web site for public viewing in December 1999 and have been testing the technologies to broadcast our live auctions on our web site. Our initial plan to broadcast a live auction on our web site in December 1999 was delayed to further refine our broadcast technologies. We expect to conduct our first live broadcast of an action on our web in the first quarter 2000. We anticipate our web site will also feature silent auctions, charity auctions and a retail store.

We are an early stage company and our principal activity to date has been the acquisition of all the issued and outstanding shares of Able Auctions (1991) Ltd. Prior to our acquisition of Able Auctions (1991), we were a shell company with no material revenues, expenses, assets or liabilities in 1997 and a loss of $5,000 in 1996 resulting from expenses related to our formation and organization. We only recently acquired Able Auctions (1991) Ltd., and we cannot assure you that we will attain any particular level of revenues or that we will achieve profitability.

We believe that our historic spending levels and the historic spending levels of Able Auctions (1991) Ltd. are not indicative of future spending levels because we are entering a period in which we will increase spending on research and development, marketing, staffing and other general operating expenses. For these reasons, we believe our expenses, losses, and deficit accumulated during the development stage will increase significantly before we generate material revenues or profits from our operations. In the absence of additional funding, there is substantial doubt about our ability to continue as a going concern for a reasonable period of time as set forth in the audited financial statements and related notes included in this registration statement.

Our Results of Operations

Nine Month Period Ended September 30, 1999, Compared to the Nine Month Period Ended September 30, 1998

We acquired Able Auction (1991) Ltd. on August 24, 1999. During the nine month period ended September 30, 1999, we had revenues of $207,936 attributable to the business operations of Able Auctions (1991) during the period from August 24, 1999 to September 30, 1999. Our operating expenses during the nine-month period ended September 30, 1999 were $684,628 and our net losses for the period were $571,160 or $0.03 per share. During the nine month period ended September 30, 1998, we were a shell company with no revenues from operations, no expenses, and no net operating losses.

We anticipate net operating losses to increase for the foreseeable future as a result of our aggressive efforts to expand and diversify our auction business and anticipated development costs related to our web site. We anticipate costs related to consulting and management fees, salaries, rent, marketing and promotion, and general overhead to increase during the remainder of 1999 and into 2000.

Year Ended December 31, 1998, Compared to Year Ended December 31, 1997; Period from September 30, 1996 (inception) to December 31, 1996

We were organized in September 30, 1996, and remained inactive until August 24, 1999, when we acquired all of the issued and outstanding shares of Able Auctions
(1991) Ltd.

We had no revenues from operations and no material expenses, assets or liabilities during the years ended December 31, 1997 and December 31, 1998.

During the period from September 30, 1996 (inception) to December 31, 1996, we incurred expenses of $5,000 related to our incorporation and organization, and had a loss of $5,000.

We incurred expenses and a net loss of $944 for the year ended December 31, 1998, compared to no expenses or losses for the year ended December 31, 1997.

We anticipate that the level of spending will increase significantly in future periods as we undertake activities related to implementing our business plan and the development of our web site. In addition, we anticipate that our general and administrative expenses will also significantly increase as a result of the growth in our research, development, testing and business development programs. The actual levels of research and development, administrative and general corporate expenditures are dependent on the cash resources available to us.

Able Auctions (1991) Ltd.'s Results of Operations

Able Auctions (1991) was incorporated in 1991. Dexton Technologies Corporation acquired Able Auctions (1991) on April 1, 1998, and Able Auctions (1991) changed its year end from November 30 to March 31. On August 24, 1999, we acquired all of the assets and the auction business of Able Auctions (1991) Ltd. from Dexton Technologies Corporation. Able Auctions (1991)'s last completed fiscal year was March 31, 1999.

Set forth below are Able Auctions (1991)'s results of operations for (i) the six month period beginning April 1, 1999 to September 30, 1999 and the same period in 1998 based on the financial results presented in the unaudited financial statements prepared by management dated September 30, 1999 and 1998; and (ii) the fiscal year ended March 31, 1999 based on the audited financial statements of Able Auctions (1991) dated March 31, 1999 and the twelve month period ended March 31, 1998 based on the unaudited financial statements for Able Auctions
(1991) Ltd.  dated March 31, 1998.  The  financial  statements  of Able Auctions
(1991) Ltd. were prepared in accordance with Canadian generally accepted accounting principles. We believe that there is no material difference between Canadian GAAP and U.S. GAAP as applied to the financial results reported in this registration statement. Note 10 of Able Auctions (1991)'s financial statements filed with our Form 10-SB registration statement describe the material differences  between  Canadian  GAAP and U.S.  GAAP as applied to Able  Auctions
(1991)'s financial statements. The results of operations have been converted to U.S. dollars based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for the relevant periods. The following table sets out the exchange rates for one Canadian dollar ("Cdn$") expressed in terms of one United States dollar ("US$") in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.


                                      U.S. Dollars Per Canadian Dollar
                              --------------------------------------------------
                                                          Six Month Period
                              Year Ended March 31,       Ended September 30,
                              -------------------     --------------------------
                                1999      1998           1999            1998
                              ---------  ---------    -----------      ---------
 End of period                 1.5092    1.4219         1.4695          1.5262
 Average for the period        1.5086    1.4063         1.4812          1.4952
 High for the period           1.5770    1.4637         1.5135          1.5770
 Low for the period            1.4175    1.3690         1.4512          1.4175



Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on January 10, 2000 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$0.6864 (US$1.00 = Cdn$1.4568).


Six Month Period Ended September 30, 1999 Compared to Six Month Period Ended September 30, 1998

Able Auctions (1991) had revenues of $1,135,123 (Cdn$1,702,684) for the six month period beginning April 1, 1999 to September 30, 1999, compared to revenues of $627,919 (Cdn$941,878) for the same period in 1998 resulting from its increased marketing efforts and auction activities. Able Auctions (1991) had gross profits of $398,891 (Cdn.$598,337) or 35.14% for the six month period ended September 30, 1999, compared to $306,635 (Cdn.$459,953) or 48.83% for the same period in 1998 resulting from Able Acutions (1991) accepting lower margin consignments as part of aggressive efforts to expand and diversify its auction business and market its business to consignors and bidders. Able Auctions (1991) had a net loss of $530,187 (Cdn$795,280) for the six month period ended
September 30, 1999, compared to a modest profit of $16,652 (Cdn$24,978), resulting from lower gross profits and higher operating expenses during the 1999 period, compared to the same period in 1998.

Able Auctions (1991) had operating expenses of $929,078 (Cdn. $1,393,617) for the six month period beginning April 1, 1999 to September 30, 1999, compared to $289,983 (Cdn. $434,975) for the six month period ended September 30, 1998, a 220% increase resulting from increases in its marketing and operating activities. Able Auction (1991)'s substantive operating expenses for the six month period ended September 30, 1999 compared to 1998 included: management fees and salaries expenses of $504,143 (Cdn. $756,214) for six month period in 1999 compared to $94,121 (Cdn. $141,181) in 1998; office expense of $39,737 (Cdn. $59,606) for 1999 compared to $9,707 (Cdn. $14,561) in 1998, repairs and maintenance expenses of $8,851 (Cdn.$13,276) for 1999 compared to $3,355 (Cdn. $5,033) in 1998, rent and utilities expenses of $86,175 (Cdn.$129,262) for 1999 compared to $54,749 (Cdn. $82,123) in 1998; and telephone expenses of $18,125 (Cdn.$27,188) for 1999 compared to $14,876 (Cdn. $22,314) in 1998. Able Auction
(1991)'s freight and brokerage expense was $47,003 (Cdn.$70,505) the six month period beginning April 1, 1999 to September 30, 1999, compared to $38,308
(Cdn.$57,462) resulting from increased volume of auction activity during the 1999 period. Marketing-related expenses for the period included advertising and promotion expenses of $46,245 (Cdn.$69,368) during the six month period ended September 30, 1999, compared to $28,897 (Cdn.$43,346) during the same period in 1998, and travel and entertainment expenses of $18,125 (Cdn.$27,188) during the six month period ended September 30, 1999, compared to $3,355 (Cdn.$5,033) during the same period in 1998. Able Auctions (1991) incurred bank charges of $29,126 (Cdn.$43,689) during the six month period ended September 30, 1999, compared to $9,825 (Cdn.$14,737) during the same period in 1998.

Although we believe that many of the expenses incurred by Able Auctions (1991) during the six month period beginning April 1, 1999 to September 30, 1999 are of a non-recurring nature, we anticipate that expenses related to our overall business will increase due to expenses associated with developing our web site technologies and expanding our presence in the markets we serve.

During the six month period beginning April 1, 1999 to September 30, 1999, Able Auction (1991)'s gross profit margin was 35.14%, which was lower than expected due to Able Auction (1991)'s efforts to increase its auction revenue base by accepting lower margin consignment sales. We anticipate that our gross profit margin will rise to approximately 45% in future periods, as we anticipate accepting consignments providing for higher gross profit margins.

Year Ended March 31, 1999 Compared to Twelve Month Period Ended March 31, 1998

Able Auctions (1991) had revenues of $1,649,776 (Cdn. $2,474,665) for fiscal year ended March 31, 1999, compared to revenues of $1,063,183 (Cdn. $1,594,775) for the twelve month period ended March 31, 1998 as a result of increased marketing and auction activity. Able Auctions (1991)'s gross profit margin increased from $368,117 (Cdn. $552,176) during fiscal year ended March 31, 1998 to $680,057 (Cdn. $1,020,085) during the twelve month period ended March 31, 1999 resulting from an increase in revenues from its operations. Able Auctions
(1991)'s gross profit margin was approximately 41% for fiscal year ended March 31, 1999, compared to approximately 35% during the same twelve month period ended March 31, 1998, due to Able Auction (1991)'s efforts to increase its auction revenue base in 1999 by accepting lower margin consignment sales.

Able Auctions (1991) had total operating expenses of $546,456 (Cdn.$819,685) for fiscal year ended March 31, 1999 compared to $361,642 (Cdn. $542,463) for the twelve month period ended March 31, 1998, a 51% increase resulting from increases in its marketing and operating activities. Able Auction (1991) had a profit of $67,426 (Cdn. $101,139) for fiscal year ended March 31, 1999, compared to profit of $6,058 (Cdn. $9,087) for the twelve month period ended March 31, 1998, an increase of approximately 1013% resulting from increased expenses related to expansion of our marketing efforts. Able Auctions (1991)'s operating expenses for fiscal year ended March 31, 1999, compared to the twelve month period ended March 31, 1998 included: management fees and salary expenses of $213,941
(Cdn.$320,912)   for  1999,   compared  to  $151,857   (Cdn.$227,786)  in  1998;
advertising and promotion expenses of $87,683 (Cdn.$131,524) for 1999, compared to $41,797 (Cdn.$62,695) in 1998; office expense of $23,728 (Cdn.$35,592) for
1999, compared to $9,035 (Cdn.$13,552) in 1998; rent and utilities expenses of $124,441 (Cdn.$186,662) for 1999, compared to $85,211 (Cdn.$127,816) in 1998;
telephone expenses of $30,719 (Cdn.$46,078) for 1999, compared to $14,071 (Cdn.$21,107) in 1998; repairs and maintenance expenses of $4,833 (Cdn.$7,250) for 1999, compared to $2,201 (Cdn.$3,302) in 1998; and automobile expenses of $9,734 (Cdn.$14,601) for 1999, compared to $6,393 (Cdn.$9,589) in 1998. Able
Auctions (1991) incurred bank charges and interest expense of $12,266 (Cdn.$18,324) during the fiscal year ended March 31, 1999 compared to $13,509
(Cdn.$20,264) for the same period in 1998. These increases are related to the company's efforts to increase its sales volume and the increase in administrative costs related to increased auction activities during the twelve month period ended March 31, 1999.

Able Auctions (1991)'s net profit after taxes increased to $67,426 (Cdn. $101,139) for the fiscal year ended March 31, 1999 from $6,058 (Cdn. $9,087) for the twelve month period ended March 31, 1998 resulting from an increase in revenues during the fiscal year ended March 31, 1999, compared to March 31, 1998.


Liquidity and Capital Resources

On August 24, 1999, we completed the acquisition of Able Auctions (1991), and we raised $3,500,980 in capital through a private placement, of which we paid a $789,338 loan payable in our acquisition of Able Auctions (1991) Ltd. and $13,961 due to a shareholder. Through September 20, 1999, we used cash of $421,834 in operating activities and $1,131,372 in investing activities, including a $702,526 net investment in Able Auctions (1991) Ltd. and $428,846 in capital assets related primarily to capital investments in our auction business and Internet technologies.

Our cash position at September 30, 1999 was $1,164,680, and we had accounts receivable of $308,987, inventory of $341,064 and prepaid expenses of $50,864. We had outstanding accounts payable of $375,836, current obligations under capital leases of $4,587 and loans payable of $150,000 at September 30, 1999. We also anticipate that we will incur legal and accounting expenses of approximately $25,000 related to the filing of our Form 10-SB registration statement, which we anticipate we will pay out of our working capital. Our working capital position was $1,335,172 on September 30, 1999. We believe our working capital will be sufficient to satisfy our cash requirements through to January 31, 2000.

Our operating budget for the period beginning October 1, 1999 through September 30, 2000 is approximately $15 million, of which approximately 70% is anticipated to be used primarily for expenses related to the acquisition of new auction facilities, expansion of our inventories, continually developing and upgrading our technologies, launching a marketing campaign in the United States and Canada, and purchasing additional servers and operating systems. This will require us to raise approximately an additional $14 million to fund our full operating budget. In their independent auditor's report dated September 9, 1999, Davidson & Co., our auditors, expressed substantial doubt about our ability to continue as a going concern due to our lack of working capital for our planned business activities. We estimate that our minimum cash requirement to remove this going concern risk for the period from October 1, 1999 through September 30, 2000 is approximately $4 million, primarily for expenses related to maintaining the operation of our auction business and our web site. These minimum cash requirements do not include the costs we have included in our operating budget related to acquisition of new auction facilities, expansion of our inventories or launching our full marketing campaign throughout the United States and Canada. See "Summary of Operating Budget." We intend to meet our cash requirements through revenues generated from our operations and private or public placements of our equity or debt. We are currently seeking such financing by presenting our business plan to merchant and investment banks, fund managers and investment advisors. We cannot assure you that we will successfully raise any additional financing on acceptable terms, if at all, and our failure to meet our cash requirements will force us to abandon our plan of operation, sell our assets or our business operation or liquidate our business, all of which will have a material adverse effect on our business and results of operations.

We cannot assure you that our actual expenditures for this period will not exceed our estimated operating budget. Actual expenditures will depend on a number of factors, some of which are beyond our control, including, among other things, timing of our web site launch, the revenues from our auction operations, the success of our geographical expansion, the availability of financing on acceptable terms, reliability of the assumptions of management in estimating cost and timing, costs related to the development of our web site and technologies, economic conditions and competitive factors in the auction industry. See "Plan of Operation" and "Summary of Operating Budget."

Recent Financing

Our business activities and operations have been funded to date through issuance of shares of our common stock in the following transactions:

         Summary of Transactions
--------------------------------------------------------------------------------------------------------------
                                                                      Number of Shares      Total Price of
                                                                                              Shares ($)
                                                                      -------------------- --------------------
Balance as of August 26, 1998                                             6,250,000              5,000
Issued for consulting and professional services                           9,062,500             145,000
Issued in consideration for Able Auctions (1991) Ltd.                     1,843,444             73,738
Issued for cash at $3.20 per share(1)                                     1,094,057            3,500,980
Issued as consideration for the assets of Ross Auctioneers &               60,000               168,000
Appraisers Ltd.
                                                                     =========================================
TOTAL                                                                   18,310,001(2)          3,892,718
                                                                     =========================================

(1) We issued units consisting of one common share and one-half of a common share purchase warrant. Each full warrant is exercisable to acquire an additional common share at $3.20 per share until August 24, 2000 and at $4.00 per share until August 24, 2001.
(2)  As at December 22, 1999.

Year 2000 Compliance

The Year 2000 issue arises with the change in century and the potential inability of information systems to correctly "rollover" dates to the new century. To save on computer storage space, many systems were originally programmed with a two-digit century (i.e., December 31, 1999 would appear as 12/31/99), assuming that all years would be part of the 20th century.

On January 1, 2000, systems with this programming will default to 01/01/1900 instead of 01/01/2000, and calculations using or reporting the date will not be correct and errors will arise (the "Year 2000 issue"). To prevent this from occurring, information systems need to be updated to ensure they recognize dates during and after the year 2000.

The potential exists that we and our subsidiary are exposed to a risk that certain aspects of their businesses will fail or suffer impairment as a result of internally operated or externally contracted hardware or software systems and services not being able to correctly "rollover" dates to the new century. The risk stems from our reliance on certain hardware, software, and services to carry out the daily operations of our proposed respective businesses.

The exposure may result from, amongst other things, the use of computers, general software, and servers for office purposes and data storage; connections to and use of the services of Internet service providers and telephone companies for office purposes and customer and investor relations; the software underlying the operation of the web site and the online business operations; and our servers.

We have only been operating and developing our Internet business during the last 3 months and the office hardware, administrative general software, custom developed special purpose software, servers, and services of Internet service providers and telephone companies have been acquired during this period. To date, Able Auctions (1991) Ltd. has spent approximately $50,000 replacing computer hardware, software and other systems related to its auction business for the purposes of Year 2000 compliance. Our management believes this aspect of our business is Year 2000 compliant.

In the past several months we have consulted with suppliers of our hardware, software, and services, and we believe their systems that we intend, directly or indirectly, to use in our respective businesses are Year 2000 compliant. Our due diligence also included an evaluation of supplier provided technology and the implementation of new policies to require our suppliers to confirm that they have disclosed and will correct Year 2000 compliance issues. We have received oral or written confirmation from all of our third party providers that their systems are Year 2000 compliant. Although we are relying primarily on systems, which we have assurances from vendors to be Year 2000 compliant, we may have to replace, upgrade, or re-program certain systems to ensure that all interfacing technology will be Year 2000 compliant when running jointly.

On January 3, 2000, we conducted tests of our systems for Year 2000 compliance. Based on our tests, we believe our systems and the systems of our third-party vendors and service providers are Year 2000 compliant. We intend to continue to monitor our systems for Year 2000 compliance, and in the event that we incur expenses associated with resolving Year 2000 compliance issues that arise, we intend to expense the operating costs as they are incurred and capitalize the capital costs as they are incurred. We do not expect to incur any major operating or capital expenditures that would have a material impact on our financial condition or results of operations.

Quantitative and Qualitative Disclosures About Market Risks

Our financial results are quantified in U.S. dollars and a majority of our obligations and expenditures with respect to our operations are incurred in U.S. dollars. A majority of our revenues are derived from the business operations of our wholly-owned subsidiary, Able Auctions (1991) Ltd., whose primary business operations are conducted in British Columbia, Canada and in Canadian dollars. Although we do not believe we currently have any materially significant market risks relating to our operations resulting from foreign exchange rates, if we enter into financing or other business arrangements denominated in currency other than the U.S. dollar or the Canadian dollar, variations in the exchange rate may give rise to foreign exchange gains or losses that may be significant.

We currently have no material long-term debt obligations. We do not use financial instruments for trading purposes and we are not a party to any leverage derivatives. In the event we experience substantial growth in the future, our business and results of operations may be materially effected by changes in interest rates and certain other credit risk associated with its operations.

Item 3.  Description of Property.

We currently lease, through our subsidiary, our principal business office comprising 15,000 square feet at 1963 Lougheed Highway, Coquitlam, British Columbia, Canada, pursuant to a lease that expires on December 1, 2001. The monthly payments under the lease are $5,600 (Cdn$8,000) plus goods and services tax. The lease may be terminated on one month's notice.

We have subleased approximately 22,000 square feet of warehouse and office space at 8303 129th Street, Surrey, British Columbia, Canada, for the term commencing January 1, 2000 to January 31, 2002 at the monthly rent of $7,350 (Cdn$10,500) plus goods and services tax.

We lease our corporate office space at 3112 Boundary Road, Burnaby, British Columbia, Canada, from Derango Resources Inc., a private company wholly owned by our President, Abdul Ladha, and his wife, Hanifa Ladha. The term of the lease commenced September 1, 1999 and continues until August 31, 2004. The annual basic rent is approximately $20,000 (Cdn$27,991.12), payable in equal monthly installments of approximately $1,667 (Cdn$2,332.60).

Neither we nor our subsidiary presently own or lease any other property or real estate.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of November 30, 1999 by: (i) each person (including any group) known to us to own more than 5% of any class of our voting securities, (ii) each of our directors and named executive officers, and (iii) directors and executive officers as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

-------------------- ------------------------------------------------ -------------------------- --------------------
  Title of Class     Name and Address of Beneficial Owner               Amount and Nature of        Percentage of
                                                                        Beneficial Ownership          Class(1)
-------------------- ------------------------------------------------ -------------------------- --------------------
   Common Stock      Khatidja Shariff                                         6,093,750                33.28%
                     P.O. Box 40382
                     Nairobi, Kenya
-------------------- ------------------------------------------------ -------------------------- --------------------
   Common Stock      Douglas McLeod                                           3,750,000                20.48%
                     688-6 Ishikawa
                     Fujisawa City, Kanagawa  Japan
                     252-0815
-------------------- ------------------------------------------------ -------------------------- --------------------
   Common Stock      Dexton Technologies Corporation                        1,843,444(3)               10.07%
                     3112 Boundary Road,
                     Burnaby, British Columbia Canada
                     V5M 4A2
-------------------- ------------------------------------------------ -------------------------- --------------------
   Common Stock      Janus Industries Inc.                                  1,281,250(4)                7.0%
                     #3 Henville Building, St. Charles
                     Nevis, West Indies
-------------------- ------------------------------------------------ -------------------------- --------------------
   Common Stock      Trans Mutual Growth, Inc                               1,250,000(5)                6.83%
                     P.O. Box 1159-GT
                     Buckingham Square, West Bay Road
                     Georgetown, Grand Cayman
-------------------- ------------------------------------------------ -------------------------- --------------------
   Common Stock      Silicon Capital Corp.                                 1,641,086(2)(6)            8.70%(2)
                     Leeward Highway
                     Providenciales, Turks & Caicos Island
                     British West Indies
-------------------- ------------------------------------------------ -------------------------- --------------------
   Common Stock      Abdul Ladha                                            8,437,194(3)              44.85%(3)
                     1963 Lougheed Hgwy.
                     Coquitlam, B.C.  Canada
                     V3N 4W1
-------------------- ------------------------------------------------ -------------------------- --------------------
   Common Stock      Barrett Sleeman                                          50,000(7)               0.26%(7)
                     1963 Lougheed Hgwy.
                     Coquitlam, B.C.  Canada
                     V3N 4W1
-------------------- ------------------------------------------------ -------------------------- --------------------

-------------------- ------------------------------------------------ -------------------------- --------------------
  Title of Class     Name and Address of Beneficial Owner               Amount and Nature of        Percentage of
                                                                        Beneficial Ownership          Class(1)
-------------------- ------------------------------------------------ -------------------------- --------------------
   Common Stock      Jeremy Dodd                                             200,000(7)               1.04%(7)
                     1963 Lougheed Hgwy.
                     Coquitlam, B.C.  Canada
                     V3N 4W1
-------------------- ------------------------------------------------ -------------------------- --------------------
   Common Stock      Richard K. Miller                                        10,000(7)               0.05%(7)
                     1963 Lougheed Hgwy.
                     Coquitlam, B.C.  Canada
                     V3N 4W1
-------------------- ------------------------------------------------ -------------------------- --------------------
   Common Stock      Jerry Bleet                                              16,000(8)               0.08%(8)
                     1963 Lougheed Hgwy.
                     Coquitlam, B.C.  Canada
                     V3N 4W1
-------------------- ------------------------------------------------ -------------------------- --------------------
   Common Stock      Officers and Directors as a Group                      8,713,194(9)              45.67%(9)
-------------------- ------------------------------------------------ -------------------------- --------------------

(1) Based on an aggregate 18,310,001 shares issued and outstanding as of December 22, 1999.
(2) Includes 547,029 shares of common stock that may be acquired pursuant to the exercise of 547,029 share purchase warrants within 60 days of November 30, 1999.
(3) Mr. Ladha was granted stock options exercisable to acquire 500,000 shares of our commons stock within 60 days of November 30, 1999. Mr. Ladha is a controlling shareholder of Dexton Technologies Corporation, which owns 1,843,444 shares of our common stock. Khatidja Shariff is Mr. Ladha's sister and owns 6,093,750 shares of our common stock. Mr. Ladha is the beneficial owner of the shares of the 500,000 shares underlying his stock options, the 1,843,444 shares owned by Dexton Technologies Corporation and the 6,093,750 Khatidja Shariff.
(4) Kenneth Taves is a controlling shareholder of Janus Industries and is the beneficial owner of these shares.
(5) Robert Montgomery is a controlling shareholder of Trans Mutual Growth Inc. and is the beneficial owner of these shares.
(6) Bruno Bolliger is a controlling shareholder of Silicon Capital Corp., and is the beneficial owner of these shares.
(7) Consisting of shares of common stock that may be acquired on the exercise of incentive stock options, at an exercise price of $3.20 per share until October 14, 2004.
(8) Consisting of 16,000 shares beneficially owned by Mr. Bleet, including 10,000 shares, which may be immediately acquired upon the exercise of incentive stock options.
(9)  Consisting  of 8,437,194  shares  beneficially  owned by Abdul  Ladha,  our
     President, which includes options immediately exercisable to acquire 500,000 and 1,843,444 shares owned by Dexton Technologies Corporation, a company controlled by Mr. Ladha; 200,000 shares which may be immediately acquired by Jeremy Dodd, the Vice-President of Operations of our subsidiary, upon the exercise of incentive stock options; 50,000 shares which may be immediately acquired by Barrett Sleeman, one of our directors, upon the exercise of incentive stock options; 10,000 shares which may be immediately acquired by Richard K. Miller, our Vice-President, Finance and Corporate Development, upon the exercise of incentive stock options; and 16,000 shares beneficially owned by Jerry Bleet, our Vice-President, Merchandising & Logistics, of which 10,000 shares may be immediately acquired upon the exercise of incentive stock options. See "Executive Compensation."

Security Ownership of Management

We are not aware of any arrangement that might result in a change in control in the future.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

Directors and Officers

All of our directors are elected annually by the shareholders and hold office until the next annual general meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with our Articles and By-laws.

Our next regular meeting will be held on January 21, 2000. Our executive officers are appointed by and serve at the pleasure of our Board of Directors.

As at December 22, 1999, the following persons were our directors, executive officers and/or promoters:


Name and present office held                 Director, officer    Principal  occupation and
                                             or  promoter since   if not at present  an
                                                                  elected director, occupation
                                                                  during the preceding five years
----------------------------                 ------------------   -------------------------------
Abdul Ladha, Director, President,            August 24, 1999      President, Dexton Technologies Corporation
                                                                  and Able Auctions (1991) Ltd.

Barrett Sleeman, Director                    August 24, 1999      President, Omicron Technologies Inc.; director of
                                                                  a number of publicly traded companies

N.H. (Nosh) Vellani, Chief Financial         December 1, 1999     Certified Management Accountant; Consulting Chief
Officer                                                           Financial Officer of Chai Na Ta Corp 1999; Chief
                                                                  Financial Officer & Secretary   of Aber  Resource
                                                                  Ltd from  1997 to 1999;  Vice President,
                                                                  Finance  and CFO of Viceroy Resource Corporation
                                                                  from 1991 to 1997

Jeremy Dodd, Secretary and Treasurer,        August 24, 1999      Former owner and operator and current employee and
Vice-President of Operations of Able                              officer of Able Auctions (1991) Ltd.
Auctions (1991)

Richard K. Miller, Vice-President,           September 15, 1999   Business and marketing professional;
Corporate Development                                             Vice-President of Orion Technologies Inc. from
                                                                  1997 to 1999

Jerry Bleet, Vice-President, Merchandising   September 15, 1999   Retail executive; Vice-President, Retail Stores,
& Logistics                                                       of London Drugs from 1977 to 1996

Douglas McLeod, Promoter(1)                  March 1999           Internet Consultant - Director Pawnbroker.com,
                                                                  Inc. from May 1999 to October 1999; Blue Zone
                                                                  Entertainment Inc. from May 1999 to present;
                                                                  President of Eriko Internet, Inc. from April 1999
                                                                  to October 1999; President, Secretary and
                                                                  Treasurer of Ableauctions.com, Inc. from July 1999
                                                                  to August 1999; independent consultant from 1995
                                                                  to present.

(1) Douglas McLeod served as an officer and director of Ableauctions.com, Inc. from July 1999 to August 1999.

The following is a brief biography of each of the Company's directors and executive officers:

Abdul Ladha, Director, President, and CEO - Age 36

Abdul Ladha, our President and CEO and a Director since August 24, 1997, has served as President of Able Auctions (1991) since April 1, 1998. Mr. Ladha holds an honors degree in Electrical Engineering and Mathematics from the University of British Columbia. In 1985, after completing his academic term at UBC and the Tri-University Meson Facility (TRIUMF), a nuclear physics research laboratory, he founded Dexton Enterprises Inc., the operating subsidiary of Dexton Technologies Corporation, a company listed on the Canadian Venture Exchange. In 1997, Dexton Technologies acquired Able Auctions (1991) Ltd., BDL's Software Alley Ltd., and ANO Office Automation. Dexton Technologies is engaged in the business of the marketing and sale of personal computer hardware and network systems to corporate and retail customers as well as computer training and after-sales upgrade and support services.

Mr. Ladha is the Executive Director of CITA - The Canadian Institute for Technological Advancement, a nonprofit organization dedicated to developing Canada's technological entrepreneurs sponsored by the UBC, Simon Fraser University, the World Trade Centre, Ernst & Young, and some 60 corporations and institutions.

Barrett E.G. Sleeman, P.Eng., Director - Age 59

Mr. Sleeman, a director of the company since August 24, 1999, is a professional engineer and the President. From May 1988 to present, Mr. Sleeman has served as President and a director of Omicron Technologies Inc., whose focus is on the acquisition, research and development, and marketing of leading edge technologies for the aerospace, telecommunications, defense, and consumer electronics industries, as well as Internet-based business concepts, since May 1988. Mr. Sleeman also serves as a director of the following publicly traded companies: Dexton Technologies Corporation (since April 1997); Industrial Mineral Park Mining Corporation, a graphite property development company (since February 1999); and Java Group Inc., currently an oil and gas company (since
November 1997). Mr. Sleeman was also President (October 1996 to October 1997) and a director (August 1996 to October 1997) of White Hawk Ventures Inc., and President (August 1995 to April 1997) and a director (March 1995 to January
1998) of Redex Gold Inc., both mining exploration companies.

N.H. (Nosh) Vellani, Chief Financial Officer - Age 41

N.H. (Nosh) Vellani, Age 41, is a Certified Management Accountant and has nearly 20 years of business accounting, management and executive finance experience. Prior to joining us, Mr. Vellani was a Consulting Chief Financial Officer with Toronto Stock Exchange (TSE) listed Chai Na Ta Corp, the largest North American Ginseng grower in the world. Previously was Chief Financial Officer & Secretary of TSE and NASDAQ listed Aber Resource Ltd, from 1997 to 1999, a development stage diamond company. From 1991 to 1997, Mr. Vellani served as Vice President, Finance and CFO with TSE listed Viceroy Resource Corporation, a multi mine gold producer. Since 1980, Mr. Vellani has also held various positions with other public companies, including Pan Atlas Energy Inc, a mid tier oil & gas producer, Channel Resources Ltd, Oro Belle Resources Ltd. and Granges Inc.

Jeremy Dodd, Vice-President of Operations - Age 32

Jeremy Dodd, our Secretary and Treasurer since September 15, 1999, began his career with Able Auctions Liquidators Limited in 1986. Five years later, he bought the company and formed Able Auctions (1991) Ltd., where he served as President from November 1993 to April 1998 and Secretary and a director from July 1991 to April 1998. In March 1998, he sold Able Auctions (1991) Ltd. to Dexton Technologies Corporation and has directed Able Auctions (1991)'s operations and its transition to becoming an Internet broadcaster of auctions. Mr. Dodd was appointed Vice President of Operations of Able Auctions (1991) Ltd. on August 24, 1999. Mr.

Dodd is an auctioneer and bailiff by trade and has conducted over 1,000 live auctions from Montreal to San Francisco.

Richard K. Miller, Vice-President, Corporate Development - Age 40

Richard K. Miller, our Vice President of Corporate Development since September 15, 1999, has a Bachelor of Commerce from the University of Alberta and a Master of Business Administration from the Ivey Business School. He is an experienced business and marketing professional with over 16 years experience in high technology, e-commerce and payment technology, primarily working with emerging growth companies.

Mr. Miller was a Senior Account Manager with Rydex Industries Corporation, the world's leading marine communications software vendor, from 1994 to 1996, and served as the Vice President, Marketing & Product Management, of Orion Technologies Inc., an international e-commerce company, from 1997 to 1999.

Jerry Bleet, Vice-President, Merchandising & Logistics - Age 55

Jerry Bleet, our Vice-President of Merchandising and Logistics, received a Bachelor of Commerce degree from the University of Manitoba. For over 30 years, Mr. Bleet has been a retail executive with major Canadian retailers and department stores.

Mr. Bleet served as Vice President, Retail Stores of London Drugs for 18 years from 1977 to 1996. Mr. Bleet was a key member of the executive management team that expanded the company from 10 stores in 1977 to 49 stores with over $900 million in annual revenues. Since leaving London Drugs in 1996, Mr. Bleet has been an independent consultant to retail organizations.

Douglas McLeod, Promoter - Age 39

Douglas McLeod served as our President from June 1999 to August 1999, and as Secretary and a director from June 1999 to September 1999. Mr. McLeod has spent the last five years as an Internet consultant and is the President, Founder and Promoter of Eriko Internet Inc. Mr. McLeod attended York University in Toronto, Ontario from 1992 to 1995 under the University's Bachelor of Arts program. Mr. McLeod also serves as a director of Ableauctions.com Inc., an Internet provider of auctions services for retail auction houses, since May 1999 and a director of Blue Zone International, Inc., a provider of high speed Internet services for businesses since June 1999.

Other Information

Members of the Board of Directors are elected by our shareholders. Our Board of Directors meets periodically to review significant developments affecting our company and to act on matters requiring Board approval. Although the Board of Directors delegates many matters to others, it reserves certain powers and functions to itself. This committee is directed to review the scope, cost, and results of the independent audit of our books and records, the results of the annual audit with management, and the adequacy of our accounting, financial, and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Registrant's independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters.

None of our directors or executive officers is a party to any arrangement or understanding with any other person pursuant to which that person was elected as a director or officer of the company.

None of our directors or executive officers has any family relationship with any other director or officer.

None of our officers or directors have been, in the past five years,: (1) involved in bankruptcy proceedings; (2) subject to criminal proceedings or convicted of a criminal act; (3) subject to any order, judgment or decree entered by any court limiting in any way his or her involvement in any type of business, securities or banking activities; or (4) subject to any order for violation of federal or state securities laws or commodities laws.

Item 6.  Executive Compensation.

The following table contains information concerning the annual compensation and long-term compensation to named executive officers during the last three fiscal years ended December 31, 1998, 1997, and 1996 and the fiscal year ending December 31, 1999.


                                        SUMMARY COMPENSATION TABLE
-------------------------------------------------------------------------------------------------------------------------

                                  Annual Compensation                Long-Term Compensation
--------------------------------- ---------------------------------- --------------------------------------- ------------
                                                                     Awards                      Pay-outs
---------------------- ---------- ---------- ----------- ----------- ------------- ------------- ----------- ------------

Name and Principal      Year       Salary     Bonus ($)   Other       Restricted    Securities    LTIP        All Other
Position               Ended(1)   ($)                    Annual      Stock         Underlying    Payouts     Compen-
                                                         Compen-     Award(s)      Options/                  sation ($)
                                                         sation($)   ($)           SARs (#)
---------------------- ---------- ---------- ----------- ----------- ------------- ------------- ----------- ------------
DOUGLAS McLEOD(2)        1999        Nil        Nil         Nil          Nil         Nil/Nil        Nil          Nil
President


ABDUL LADHA(3)           1999        Nil        Nil         Nil          Nil       500,000/Nil      Nil          Nil
President



                                  Annual Compensation                Long-Term Compensation
--------------------------------- ---------------------------------- --------------------------------------- ------------
                                                                     Awards                      Pay-outs
---------------------- ---------- ---------- ----------- ----------- ------------- ------------- ----------- ------------

JEREMY DODD(4)           1999      55,555      66,666       Nil          Nil       200,000/Nil      Nil          Nil
Vice-President of
Operations of Able
Auctions (1991)
---------------------- ---------- ---------- ----------- ----------- ------------- ------------- ----------- ------------

(1)  Year ended December 31.
(2)  President of the Company from June 22, 1999 to August 24, 1999.
(3) President of Able Auctions (1991) Ltd. from April 1, 1998 to present. President of the Company from August 24, 1999 to present.
(4) Founder and President of Able Auctions to April 1, 1998. Currently, an employee and Vice-President of Operations of Able Auctions (1991) Ltd. and Secretary and Treasurer of the Company from August 24, 1999 to present.

Our directors do not receive any stated salary for their services as directors or members of committees of the Board of Directors, but by resolution of the Board, a fixed fee and expenses of attendance may be allowed for attendance at each meeting. Directors may also serve the Company in other capacities as an officer, agent, or otherwise, and may receive compensation for their services in that other capacity.

Employment and Consulting Agreements

Under an employment agreement dated April 1, 1998, Able Auctions (1991), employed Jeremy Dodd, our Secretary and Treasurer, to manage its auction operation and to serve as an officer of Able Auctions (1991). Able Auctions
(1991) agreed to pay Mr. Dodd a monthly fee of $3,000, increasing by 2.4% on each anniversary of the agreement. This employment agreement was replaced effective September 1, 1999 by a verbal agreement whereby Able Auctions employs Mr. Dodd for an annual salary of $105,000.

We currently have no other employment, consulting, or other service contracts or arrangements between us or our subsidiary and our directors and/or executive officers.


Stock Options

No stock options/SARs were granted to or exercised by named executive officers during the fiscal year ended December 31, 1998.

See "Executive Compensation - Stock Option Plan" for details of stock options granted to the Company's directors, executive officers, and consultants during the current fiscal year ended December 31, 1999.

Stock Option Plan

On October 14, 1999, a majority of our shareholders approved the 1999 Stock Option Plan (the "Option Plan") as approved by the Board of Directors on October 14, 1999. The Option Plan provides for the grant of incentive and non-qualified options to purchase up to three million (3,000,000) shares of our common stock to our officers, directors, employees and other qualified persons as the Plan Administrator (which currently is the Board of Directors) may select. The

Plan is intended to help attract and retain key Company employees and such other persons as the Plan Administrator may select and to give such persons an equity incentive to achieve the objectives of our shareholders.

Incentive stock options may be granted to any individual who, at the time the option is granted, is an employee of the Company or any related corporation. Non-qualified stock options may be granted to employees and to such other persons as the Plan Administrator may select. The Plan Administrator fixes the exercise price for options in the exercise of its sole discretion, subject to certain minimum exercise prices in the case of Incentive Stock Options. The exercise price may be paid in cash, certified check or cashier's check. Options will not be exercisable until they vest according to a vesting schedule specified by the Plan Administrator at the time of grant of the option.

Options are non-transferable except by will or the laws of descent and distribution. With certain exceptions, vested but unexercised options terminate upon the earlier of: (i) the expiration of the option term specified by the Plan Administrator at the date of grant (generally ten years; or, with respect to Incentive Stock options granted to greater-than ten percent shareholders, a maximum of five years); or (ii) the date of an employee optionee's termination of employment or contractual relationship with the Company or any related corporation for cause; (iii) the expiration of three months from the date of an optionee's termination of employment or contractual relationship with the Company or any related corporation for any reason, other than cause, death or disability; and (iv) the expiration of one year from the date of death of an optionee or cessation of an optionee's employment or contractual relationship by death or disability. Unless accelerated in accordance with the Plan, unvested options terminate immediately upon termination of employment of the optionee by the Company for any reason whatsoever, including death or disability.

On October 14, 1999, we granted stock options to the following officers, directors, employees, consultants and other service providers:

------------------------------------------------- --------------------------- --------------------------------------
Name of Optionee and Position                         Number of Options                 Vesting Schedule
------------------------------------------------- --------------------------- --------------------------------------
Abdul Ladha, President & CEO                               500,000                        100% on grant

Barrett Sleeman, Director                                   50,000                     100% on grant date

Jeremy Dodd, Vice-President of Operations of               200,000             25% on grant date and 25% each year
Subsidiary                                                                                 thereafter

Richard K. Miller, Vice-President, Finance and              10,000                     100% on grant date
Corporate Development

Jerry Bleet, Vice-President, Marketing and                  10,000                     100% on grant date
Logistics

Richie Smallwood, Employee of Able Auctions                 15,000                 one-third on grant date and
(1991) Ltd.                                                                      one-third each year thereafter

Linda Wingrove, Employee of Able Auctions                    5,000                      100% on grant date
(1991) Ltd.

------------------------------------------------- --------------------------- --------------------------------------
Name of Optionee and Position                         Number of Options                 Vesting Schedule
------------------------------------------------- --------------------------- --------------------------------------
Fred Ramos, Employee of Able Auctions (1991)                5,000                      100% on grant date
Ltd.

Jabeel Janmohamed, Employee of Able Auctions                5,000                      100% on grant date
(1991) Ltd.

Paul Piotrowski, Employee of Able Auctions                  5,000                      100% on grant date
(1991) Ltd.

Matt Seeney, Employee of Able Auctions (1991)               5,000                      100% on grant date
Ltd.

Bill Johnson, Employee of Able Auctions (1991)              2,500                      100% on grant date
Ltd.

Total                                                      812,500


These options are exercisable at the price of $3.20 per share until October 14, 2004 or one month after the optionee ceases to serve the Company.

No share purchase options were exercised by our officers, directors and employees up to October 22, 1999 of the current fiscal year ended December 31, 1999.

Item 7.  Certain Relationships and Related Transactions.

Employment Agreements

See  "Executive   Compensation  -  Employment  and  Consulting  Agreements"  for
particulars regarding Mr. Dodd's employment agreement.

Contribution Agreement

On July 15, 1999, our Board of Directors agreed to accept the contribution from Douglas McLeod, a former director of our company, of 50,000,000 (post-share splits/consolidation)1 shares of common stock in consideration of $100. Mr. McLeod contributed these shares to the Company to facilitate our acquisition of Able Auctions (1991) and to improve our ability to raise capital. The shares were returned to our treasury effective July 19, 1999, and the Company's total issued capital was thereby reduced by 50,000,000 shares (post-share splits/consolidation).1 These shares were originally issued at par value ($0.001) to Allied Capital as compensation for consulting services related to strategic management and planning on March 26, 1999. At the time these shares were issued, we were a shell company with no material business or assets, and there was no material market for our common stock.


Acquisition of Able Auctions (1991)

On August 24, 1999, we issued 1,843,444 shares of our common stock, which represents 10.07% of the Company's issued capital as of October 22, 1999, and we paid $1,027,333 to Dexton Technologies Corporation for all of the issued and outstanding shares of common stock of Able Auctions (1991) and to pay debt owed by Able Auctions (1991) to Dexton, including $385,000 in liabilities owed by Able Auctions (1991) for advances and accounts payable related to products and services provided to Able Auctions (1991), $56,000 in other expenses paid by Dexton on behalf of Able Auctions (1991), including $5,600 in legal fees related to trademark services, $3,500 paid to Allaire Corporation for web site development, $1,400 for insurance expenses, $12,000 for web site development work performed by Dexton and $32,200 for computer server equipment. We estimated the fair market value of the shares of Able Auctions (1991), based on a valuation report prepared by an independent appraiser, to be approximately at March 31, 1999 $530,000 (Cdn.$794,500). At the time these shares were issued, we were a shell company with no material business or assets, and there was no material market for our common stock. Dexton is a Canadian corporation who is a reporting company under British Columbia securities law and whose common shares trade on the Canadian Venture Exchange. Abdul Ladha, our President, is also the President and controlling shareholder of Dexton. Dexton acquired all the issued and outstanding common shares of Able (1991) from Jeremy Dodd, Vice-President of Operations of Able (1991), on April 1, 1998 in consideration of the purchase price

-----------------------------
1 On September 2, 1998, we amended our Articles of Incorporation to effect a split of our issued and outstanding share capital on a 200 shares for one share basis. Prior to the share split, we had 5,000 shares of issued and outstanding shares of common stock, with a par value of $1.00 and after giving effect to the share split, such shares were automatically reclassified and changed into 1,000,000 fully-paid and non-assessable shares of common stock, with a par value of $0.001.

On July 20, 1999 we distributed a dividend of four shares for every share held by shareholders of record on July 20, 1999. After the dividend, we had 12,125,000 shares of common stock outstanding.

On August 9, 1999 we effected a five shares for one share forward split of our common shares increasing the total issued share capital from 12,250,000 to 61,250,000.

In September 1999, we amended our Articles of Incorporation to reduce our authorized capital to 50,000,000 common shares and consolidate our issued and outstanding common shares by one new share for four old shares. Following the consolidation, the issued and outstanding common shares of the company was 18,250,000 shares. See "History of Our Corporation."

of Cdn.$275,000. See "Description of Business - Our Acquisition of Able (1991)" herein for more particulars.

Consulting Agreement with Dexton Technologies Corporation

Effective August 24, 1999, Able Auctions (1991) entered into a consulting agreement with Dexton Technologies Corporation, which is owned by Abdul Ladha, our President and Chief Executive Officer. Pursuant to the consulting agreement, Dexton agreed to provide Able Auctions (1991) with consulting services with respect to:

     *    Management and administration of our auction operations;

     *    Management and administration of our electronic commerce operations;

     *    Marketing strategies and program administration;

     * Developing banner advertising programs, URL link arrangements and other revenue generation opportunities;

     *    Identifying potential strategic business opportunities; and

     *    Strategic corporate development and structuring.

Able Auctions (1991) agreed to pay Dexton consulting fees totaling $240,000 in consideration for such services. We paid this fee in full on September 15, 1999. The consulting agreement terminates on August 24, 2000.

Certain Transactions with Dexton

In connection with our acquisition of Able Auctions (1991), we agreed to repay Dexton approximately $385,000 in liabilities owed by Able Auctions (1991) to Dexton related to expenses paid by Dexton on behalf of Able Auctions (1991), computer hardware and software, and other liabilities. We also agreed to repay Dexton approximately $56,000 in other expenses paid by Dexton on behalf of Able Auctions (1991), including $5,600 in legal fees related to trademark services, $3,500 paid to Allaire Corporation for web site development, $1,400 for insurance expenses, $12,000 for web site development work performed by Dexton and $32,200 for computer server equipment.

Since our acquisition of Able Auctions (1991), we purchased approximately $385,000 in computer hardware and software from Dexton, including approximately $335,000 in computer hardware and servers and $50,000 in computer software. Dexton charged us 15% above invoice price for these purchases. We believe that the purchase price paid for such equipment was at fair market value.

Lease Agreement

We lease our corporate office space from Derango Resources Inc., a private company wholly owned by our President and CEO, Abdul Ladha, and his wife, Hanifa Ladha. See "Properties."

Management Fee Paid to Jeremy Dodd

In connection with our acquisition of Able Auctions (1991), we agreed to pay Jeremy Dodd, our Secretary and Treasurer, a bonus of approximately $70,000 owed by Able Auctions (1991) to Mr. Dodd for services provided prior to August 24, 1999. Dexton paid this bonus on behalf of Able Auctions (1991) to Mr. Dodd in April 1999. We have not yet reimbursed Dexton.

We believe that the relationships described above are no less favorable to us than the terms we would otherwise negotiate with independent third parties at arm's length.

Except for relationships and transactions that we have disclosed in this and other sections of this registration statement such as (a) the ownership of our securities and (b) the compensation described herein, to our knowledge, none of our directors, executive officers, holders of 10% of our outstanding shares of common stock, or any associate or affiliate of such person, have had a material interest, direct or indirect, since our inception or in any proposed transaction which may materially affect us.


Item 8.  Description of Securities.

Our authorized capital consists of 50,000,000 common shares with a par value of $0.001 per share. At December 22, 1999, there were 18,310,001 shares of common stock issued and outstanding.

All shares of common stock are of the same class and have the same rights, preferences and limitations. Holders of shares of common stock are entitled to receive dividends in cash, property, or shares when and if dividends are declared by our Board of Directors out of funds legally available therefor. There are no limitations on the payment of dividends. A quorum for a general meeting of shareholders is one shareholder entitled to attend and vote at the meeting who may be represented by proxy and other proper authority, holding at least a majority of the outstanding shares of common stock. Holders of shares of common stock are entitled to one vote per share of common stock. Upon any liquidation, dissolution, or winding up of our business, if any, after payment or provision for payment of all of our debts, obligations, or liabilities, the proceeds will be distributed to the holders of shares of common stock. There are no pre-emptive rights, subscription rights, conversion rights, and redemption provisions relating to the shares of common stock and none of the shares of common stock carry any liability for further calls.

The rights of holders of shares of common stock may not be modified other than by vote of majority of the shares of common stock voting on the modification. Because a quorum for a general meeting of shareholders can exist with one shareholder (or proxyholder) personally present, the rights of holders of shares of common stock may be modified by less than a majority of the issued shares of common stock.


                                     PART II

Item 1. Market Price of and Dividends on Registrant's Common Equity and Related Stockholder Matters.

On November 27, 1998, our common stock was approved for trading on the OTCBB under the symbol "JBFL". There was no material market for our common shares prior to March 31, 1999. Our trading symbol was changed to "ABLC" effective July 21, 1999. The following table sets forth, for the periods indicated, the range of the high and low bid quotations (as reported by NASD). The bid quotations set forth below reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not reflect actual transactions:

OTCBB


  1999              High                Low                     Volume
  ----              ----                ---                     ------
2nd Quarter(1)       N/A                N/A                       N/A

3rd Quarter         $4.00              $1.00                   9,254,300


(1)  No trades of our shares took place on the OTCBB during the second quarter.

On December 21, 1999, the last reported sale price of our common stock reported by the NASD was $5.20. As of December 21, 1999, there were 15 holders of record of our common stock, including Cede & Co., which is a depositary trust firm holding shares on behalf of brokerage firms and other financial institutions. Cede & Co. was record holder of 3,072,750 share of our common stock. Beneficial ownership of the shares held by Cede & Co.
cannot be determined from publicly available information.

We have not declared or paid any cash dividends on our common stock since our inception, and our Board of Directors currently intends to retain all earnings for use in the business for the foreseeable future. Any future payment of dividends will depend upon our results of operations, financial condition, cash requirements, and other factors deemed relevant by our Board of Directors.


Item 2.  Legal Proceedings.

Four actions have been brought in Surrey, British Columbia Small Claims Court against Able Auctions (1991) Ltd. by Sangat S. Rehal, Surinder K. Rehal, Paulie Bhambra and Nikki Panasara, each in the amount of approximately $7,000 (Cdn$10,000) for alleged conversion of personal property by Able Auctions. These actions have not yet been set for trial. We believe these claims are without merit and we intend to vigorously defend against them.

Other than the foregoing, to the best of our knowledge, we are not subject to any active or pending legal proceedings or claims against us or any of our properties. However, from time to time, we may become subject to claims and litigation generally associated with any business venture.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

On July 31, 1999, we dismissed Barry L. Friedman, P.C. as our auditor and appointed Davidson and Company, Chartered Accountants, of Vancouver, British Columbia, Canada. Barry L. Friedman, P.C. did not resign or decline to stand for reappointment.

Barry L. Friedman, P.C. has not been associated with any of our financial statements subsequent to the audit report by Barry L. Friedman, P.C. dated November 10, 1998. The change in independent auditors was effective for the fiscal year ended December 31, 1998, was approved by our Board of Directors, and was not due to any disagreement between the Company and Barry L. Friedman, P.C. on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure. Our financial statements for the fiscal year ended December 31, 1998 contain no adverse opinion or disclaimer of opinion and have not been qualified or modified as to uncertainty, audit scope, or accounting opinion.

During the period prior to and preceding the change in independent auditors, there were no disagreements with Barry L. Friedman, P.C. on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Barry L. Friedman, P.C. would have caused them to make reference thereto in their report on our financial statements for the period. We have authorized Barry L. Friedman, P.C. to respond fully to any subject matter of any potential disagreement with respect to our financial statements.

We have not been advised by Barry L. Friedman, P.C. or our current auditors, Davidson and Company, Chartered Accountants, of any of the following:

(a) lack of internal controls necessary for us to develop reliable financial statements;

(b) any information that has come to the attention of our auditors that has led them to no longer be able to rely on management's representations or that has made them unwilling to be associated with the financial statements prepared by management;

(c) any need to expand significantly the scope of our auditors' audit or information that has come to our auditors' attention during the two financial years prior to and preceding the change in our independent auditors that, if further investigated, would:

     (i) materially impact the fairness or reliability of the previously issued audit report or the financial statements issued or covering that period; or

     (ii) cause our auditors to become unwilling to rely on management's representations or that has made them unwilling to be associated with our financial statements, or due to the replacement of Barry L. Friedman, P.C. or any other reason, our auditors did not so expand the scope of the audit or conduct such further investigation; and

(d) any information that has come to the attention of our auditors that has led them to conclude that such information materially impacts the fairness or reliability of the audit reports or the financial statements issued covering the two financial years prior to and preceding the change in our independent auditors (including information that, unless resolved, to the satisfaction of such auditors, would prevent it from rendering an unqualified audit report on those financial statements) and due to the replacement of Barry L. Friedman, P.C. or any other reason, any issue has not been resolved to such auditors' satisfaction prior to Barry L. Friedman, P.C. replacement.

Item 4.  Recent Sales of Unregistered Securities.

Pursuant to a resolution of the Board of Directors dated October 1, 1996, we initially issued 6,250,000 (post-share splits/consolidation)1 shares of common stock to founders of our company including 6,093,750 shares to James Bailey, our former President, and 6,250 shares each to twenty-five other related persons (a total of 156,250 shares): Janis Bailey, Joan Bailey, Paul Bailey, Tom Bailey, Lisa Baldholm, Joseph Camilio, Patricia Cohen, Stephanie Cohen, Jessica Cohen, Lousie Cunningham, Michael Derrick, David Disner, Nicole Johnson, Michael Lewis, Eric Littman, Ezequial Lopez, John Lopez, Zene Lopez, Steven Park, Joe Persichetti, Mary Saunders, Doug Ward, Pamela Wilkinson and Terra Wilkinson. These shares were issued as founders' shares at par value, $0.001, for services related to the formation of our company and services related to assisting us in exploring and locating potential business opportunities. At the time these shares were issued, we were a shell company with no material business or assets, and there was no market for our common stock. The issuance of those shares was exempt from registration under the provisions of Section 4(2) of the Securities Act of 1933, as amended. The issuance of the shares did not involve a public offering.

On March 26, 1999, we issued 53,750,000 (post-share splits/consolidation)1 shares of common stock in payment of consulting and professional services related to strategic planning and management services to Allied Capital Corp., a company controlled by Doug McLeod, our former President and a former director. At the time these shares were issued, we were a shell company with no material business or assets, and there was no material market for our common stock. We issued the shares at par value, $0.001, for a deemed value of $8,600, based on the value of the services rendered as negotiated by the parties at arms' length. The issuance of the shares was exempt from registration under the provisions of
Section 4(2) of the Securities Act of 1933, as amended. The issuance of the shares did not involve a public offering.

On April 12, 1999, we issued a total of 5,312,500 (post-share splits/consolidation)1 shares of common stock in payment of consulting and professional services to Eric Littman for legal services and Progressive General Media Corp. for marketing services. At the time these shares were issued, we were a shell company with no material business or assets, and there was no material market for our common stock. We issued the shares at a deemed value of $850, based on the value of the services render as negotiated by the parties at arms' length. The issuance of the shares was exempt from registration under the provisions of Section 4(2) of the Securities Act of 1933, as amended. The issuance of the shares did not involve a public offering.

On July 19, 1999, Douglas McLeod, a promoter and former director of Ableacutions.com, Inc., contributed back to the Company 50,000,000 (post-share splits/consolidation)1 shares of common stock in consideration of $100. The shares were returned to our treasury as part of an agreement to restructure our share capital and to allow us to acquire Able Auctions (1991) Ltd. The shares were originally issued at par value as compensation for services to Allied Capital as compensation for services on March 26, 1999.

Pursuant to a resolution of the Board of Directors dated July 20, 1999, we issued 1,094,057 (post-share splits/consolidation)1 units to Silicon Capital Corp., a company controlled by Bruno Bollinger, at the price of $3.20 per unit to raise $3,500,980. Each unit consisted of one share of our common stock and one-half non-transferable share purchase warrant. The shares and warrants were issued on August 24, 1999. The offering was not underwritten. The sale was exempt from registration in reliance upon Rule 506 under Regulation D promulgated under the Securities Act of 1933, as amended. The issuance of the shares did not involve a public offering.

In early June 1999, we began negotiations to acquire Able Auctions (1991) Ltd. At the time the negotiations began there was no market for our shares. On June 20, 1999, we entered into a definitive agreement to acquire Able Auctions
(1991), subject to our ability to acquire financing to implement a business strategy to broadcast live auctions over the Internet. On August 24, 1999, we issued 1,843,444 (post-consolidation)1 shares of our common stock, which represents 10.07% of the Company's issued capital as of October 22, 1999, and we paid $1,027,333 to Dexton Technologies Corporation for all of the issued and outstanding shares of common stock of Able Auctions (1991) and to pay debt owed by Able Auctions (1991) to Dexton, including $385,000 in liabilities owed by Able Auctions (1991) for advances and accounts payable related to products and services provided to Able Auctions (1991), $56,000 in other expenses paid by Dexton on behalf of Able Auctions (1991), including $5,600 in legal fees related to trademark services, $3,500 paid to Allaire Corporation for web site development, $1,400 for insurance expenses, $12,000 for web site development work performed by Dexton and $32,200 for computer server equipment. We estimated the fair market value of the shares of Able Auctions (1991), based on a valuation report prepared by an independent appraiser, to be approximately $530,000 (Cdn.$794,500) at March 31, 1999. The shares were issued to Dexton pursuant to an exemption from registration pursuant to Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended. The issuance of the shares did not involve a public offering.

On October 18, 1999, the Company issued 60,000 shares of its common stock at the deemed price of $2.80 per share to Ross Auctioneers & Appraisers Ltd., a privately owned Canadian corporation incorporated under the laws of British Columbia. The Company issued the shares to Ross Auctioneers, a non-U.S. person, under an asset purchase agreement dated September 20, 1999. The market value of our shares on September 20, 1999 was $2.80, the deemed price of the shares issued to Ross Auctioneers. The terms of the purchase agreement and the consideration paid to Ross Auctioneers was determined based on arms' length negotiations between our management and Ross Auctioneers. We issued the shares pursuant to an exemption from registration pursuant to Regulation S promulgated under the Securities Act of 1933, as amended. See "Description of Business - Our Acquisition of Able
(1991)." No offer or sale was made in the United States and the issuance of the shares did not involve a public offering.


Item 5.  Indemnification of Directors and Officers.

Our Bylaws require us to indemnify to the fullest extent permitted by law each person that is empowered by law to indemnify. Our Articles of Incorporation require us to indemnify to the fullest extent permitted by Florida law, each person that we have the power to indemnify.

Florida law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit, or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e. one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Our Articles of Incorporation and Bylaws also contain provisions stating that no director shall be liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director, except with respect to (1) a breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under Florida law (for unlawful payment of dividends, or unlawful stock purchases or redemptions) or (4) a transaction from which the director derived an improper personal benefit. The intention of the foregoing provisions is to eliminate the liability of our directors or our stockholders to the fullest extent permitted Florida law.

PART F/S

The following  financial  statements and related  schedules are included in this
Item:

Unaudited  Financial  Statements  of   Ableauctions.com,   Inc.  (formerly  J.B.
Financial Services, Inc.) for the Nine Month Period Ended September 30, 1999 and 1998, consisting of the following:

         Unaudited  Consolidated  Balance  Sheets as at September  30, 1999 and
         1998;

         Unaudited Consolidated Statements of Operations for the nine month period ended September 30, 1999 and 1998;

         Unaudited Consolidated Statements of Cash Flows for the nine month period ended September 30, 1999 and 1998; and

         Notes to Unaudited Consolidated Financial Statements.

Audited   Financial   Statements   of  J.B.   Financial   Services,   Inc.  (now
Ableauctions.com, Inc.) for the Fiscal Years Ended December 31, 1998 and 1997, consisting of the following:

         Auditors' Reports;

         Consolidated Balance Sheets as at December 31, 1998 and 1997;

         Consolidated Statements of Operations for the fiscal periods beginning from inception (September 30, 1996) to December 31, 1996 and for the fiscal years ended December 31, 1997 and 1998;

         Consolidated Statements of Cash Flows for the fiscal periods beginning from inception (September 30, 1996) to December 31, 1996 and for the fiscal years ended December 31, 1997 and 1998; and

         Notes to Consolidated Financial Statements.

Audited Financial Statements of Able Auctions (1991) Ltd. for the Fiscal Year Ended March 31, 1999, consisting of the following:

         Auditors' Report;

         Balance Sheets as at March 31, 1999;

         Statement of Earnings and Retained Earnings;

         Statement of Changes in Cash Position; and

         Notes to Financial Statements.

Unaudited Financial Statements of Able Auctions (1991) Ltd. for the Twelve Month Period Ended March 31, 1998, consisting of the following:

         Balance Sheets as at March 31, 1998;

         Statement of Earnings and Retained Earnings;

         Statement of Changes in Cash Position; and

         Notes to Financial Statements.

Unaudited Financial Statements of Able Auctions (1991) Ltd. for the Six Month Periods Ended September 30, 1999 and September 30, 1998, consisting of the following:

         Balance Sheets as at September 30, 1999 and September 30, 1998;

         Statement of Earnings and Retained Earnings;

         Statement of Changes in Cash Position; and

         Notes to Financial Statements.


Unaudited Pro Forma Consolidated Financial Statement for the nine month period ended September 30, 1999 and year ended December 31, 1998.

                             ABLEAUCTIONS.COM, INC.
                    (formerly J.B. Financial Services, Inc.)

                        CONSOLIDATED FINANCIAL STATEMENTS
                      (Unaudited - Prepared by Management)

                   NINE MONTH PERIOD ENDED SEPTEMBER 30, 1999

ABLEAUCTIONS.COM, INC.
(formerly J.B. Financial Services, Inc.)
CONSOLIDATED BALANCE SHEETS
(Unaudited - Prepared by Management)
================================================================================

                                                                                               September 30,     December 31,
                                                                                                        1999             1998
-----------------------------------------------------------------------------------------------------------------------------
ASSETS
    Cash and cash equivalents                                                                $     1,164,680  $            -
    Accounts receivable                                                                              308,987               -
    Inventory                                                                                        341,064               -
    Prepaid expenses                                                                                  50,864               -
                                                                                             ---------------  ---------------

                                                                                                   1,865,595               -
Capital assets (Note 6)                                                                            1,116,661               -
Trademark                                                                                             12,613               -
Website development costs (Note 7)                                                                    80,123               -
Goodwill (Note 8)                                                                                    667,127               -
                                                                                             ---------------  ---------------
                                                                                             $     3,742,119  $            -
=============================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
    Accounts payable                                                                         $       375,836  $           944
    Obligations under capital lease                                                                    4,587               -
    Loans payable (Note 9)                                                                           150,000               -
                                                                                             ---------------  ---------------
                                                                                                     530,423              944

Obligations under capital lease                                                                       43,877               -
                                                                                             ---------------  ---------------
                                                                                                     574,300              944
                                                                                             ---------------  ---------------
Stockholders' equity (Note 1)
    Capital stock
       Authorized
          December  31,  1998 -  62,500,000  common  shares  with a par value of
          $0.001 September 30, 1999 - 62,500,000  common shares with a par value of $0.001

       Issued and outstanding
          December 31, 1998 - 6,250,000 common shares with a par value of $0.001
          September 30, 1999 - 18,250,000 common shares with a par value of $0.001                    18,250            6,250
    Additional paid-in capital                                                                     3,572,168               -
    Deficit                                                                                         (442,804)          (7,194)
    Accumulated other comprehensive income (Note 11)                                                  20,205               -
                                                                                             ---------------  ---------------
                                                                                                   3,167,819             (944)
                                                                                             ---------------  ---------------
                                                                                             $     3,742,119  $            -
=============================================================================================================================


Subsequent events (Note 13) On behalf of the Board:


                                            Director
--------------------------------------------



              The accompanying notes are an integral part of these
                       consolidated financial statements.

ABLEAUCTIONS.COM, INC.
(formerly J.B. Financial Services, Inc.)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited - Prepared by Management)
================================================================================


                                                             Three Month       Three Month       Nine Month        Nine Month
                                                                  Period            Period           Period            Period
                                                                   Ended             Ended            Ended             Ended
                                                           September 30,     September 30,    September 30,     September 30,
                                                                    1999              1998             1999              1998
-----------------------------------------------------------------------------------------------------------------------------
REVENUE                                                 $       207,936   $            -    $       207,936  $            -

COST OF SALES                                                  (123,875)               -           (123,875)              -
                                                        ---------------   ---------------   ---------------  ---------------
                                                                 84,061                -             84,061               -
                                                        ---------------   ---------------   ---------------  ---------------
EXPENSES
    Advertising                                                   7,843                -              7,843               -
    Auction expenses                                              1,801                -              1,801               -
    Auto                                                            652                -                652               -
    Consulting                                                   17,244                -             26,694               -
    Freight and brokerage                                        16,123                -             16,123               -
    Insurance                                                     2,622                -              2,622               -
    Interest and bank charges                                     4,842                -              4,842               -
    Management fees                                             241,926                -            241,926               -
    Office and miscellaneous                                     18,134                -             18,134               -
    Professional fees                                            43,000                -             43,000               -
    Rent and utilities                                           17,356                -             17,356               -
    Repairs and maintenance                                       1,814                -              1,814               -
    Salaries and benefits                                        51,621                -             51,621               -
    Shareholder information                                       2,404                -              2,404               -
    Telephone                                                     3,246                -              3,246               -
    Transfer agent                                                2,476                -              2,825               -
    Travel and entertainment                                    106,175                -            106,175               -
                                                        ---------------   ---------------   ---------------  ---------------
                                                                539,279                -            549,078               -
                                                        ---------------   ---------------   ---------------  ---------------
Loss before other items                                        (455,218)               -           (465,017)              -
                                                        ---------------   ---------------   ---------------  ---------------
OTHER ITEMS
    Interest income                                             (11,115)               -            (11,115)              -
    Foreign exchange gain                                       (18,292)               -            (18,292)              -
                                                        ---------------   ---------------   ---------------  ---------------
                                                                (29,407)               -            (29,407)              -
                                                        ---------------   ---------------   ---------------  ---------------
Loss for the period                                     $      (425,811)  $            -    $      (435,610) $            -
============================================================================================================================
Basic and diluted loss per share                        $         (0.03)  $            -    $         (0.03) $            -
============================================================================================================================
Weighted average number of shares
    outstanding                                              16,525,816         6,250,000        12,547,390        6,250,000
============================================================================================================================


              The accompanying notes are an integral part of these
                       consolidated financial statements.

ABLEAUCTIONS.COM, INC.
(formerly J.B. Financial Services, Inc.)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited - Prepared by Management)
================================================================================




                                                                  Three Month     Three Month      Nine Month      Nine Month
                                                                 Period Ended    Period Ended    Period Ended    Period Ended
                                                                September 30,   September 30,   September 30,   September 30,
                                                                         1999            1998            1999            1998
-----------------------------------------------------------------------------------------------------------------------------
    Net loss                                                    $    (425,811) $           -   $    (435,610)  $           -
                                                                -------------  --------------  -------------   -------------
    Other comprehensive income, net of tax:
       Foreign currency translation adjustments                        20,205              -           20,205              -
                                                                -------------  --------------  --------------  -------------

    Consolidated comprehensive loss                             $    (405,606) $           -   $     (415,405) $           -
============================================================================================================================

Basic and diluted loss per share                                $      (0.03)  $           -   $       (0.03)  $          -

Weighted average number of shares outstanding                      16,525,816       6,250,000      12,547,390       6,250,000
============================================================================================================================












              The accompanying notes are an integral part of these
                       consolidated financial statements.

ABLEAUCTIONS.COM, INC.
(formerly J.B. Financial Services, Inc.)
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(Unaudited - Prepared by Management)
================================================================================


                                                                  Accumulated
                                    Common Stock                   Additional       Other                            Total
                            -------------------------------         Paid-in     Comprehensive                    Stockholders'
                                    Shares           Amount         Capital        Income          Deficit          Equity
--------------------------- --------------- ---------------- --------------- ---------------- --------------- ----------------
Common stock issued
  October 4, 1996                6,250,000  $         6,250  $           -   $            -   $       (1,250) $         5,000

Loss for the period                     -                -               -                -           (5,000)          (5,000)

Balance,
  December 31, 1996              6,250,000            6,250              -                -           (6,250)              -
                            --------------  ---------------  --------------  ---------------  --------------  --------------

Loss for the year                       -                -               -                -               -                -

Balance,
  December 31, 1997              6,250,000            6,250              -                -           (6,250)              -
                            --------------  ---------------  --------------  ---------------  --------------  --------------

Loss for the year                       -                -               -                -             (944)            (944)

Balance,
  December 31, 1998              6,250,000            6,250              -                -           (7,194)            (944)
                            --------------  ---------------  --------------  ---------------  --------------  ---------------

  Common stock issued
      for services              53,750,000           53,750         (45,150)              -               -             8,600

  Common stock issued
     for services                5,312,500            5,313          (4,463)              -               -               850

  Return of shares to
     Treasury                  (50,000,000)         (50,000)         50,000               -               -                -

  Private placement              1,094,056            1,094       3,499,886               -               -         3,500,980

  Acquisition of Able
     Auctions (1991)
     Ltd.                        1,843,444            1,843          71,895               -               -            73,738

  Translation adjustment                -                -               -            20,205              -            20,205

  Loss for the period                   -                -               -                -         (435,610)        (435,610)
                            --------------  ---------------  --------------  ---------------  --------------  ---------------

Balance, September 30,
  1999                          18,250,000  $        18,250  $    3,572,168  $        20,205  $     (442,804) $     3,167,819
=============================================================================================================================





              The accompanying notes are an integral part of these
                       consolidated financial statements.

ABLEAUCTIONS.COM, INC.
(formerly J.B. Financial Services, Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Prepared by Management)
================================================================================


                                                                                      Nine Month        Nine Month
                                                                                    Period Ended      Period Ended
                                                                                   September 30,     September 30,
                                                                                            1999              1998
-------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN):

CASH FLOWS FROM OPERATING ACTIVITIES
    Loss for the period                                                          $      (435,610) $            -
    Item not affecting cash:
       Consulting fees                                                                     9,450               -

    Changes in non-cash working capital items:
       Inventory                                                                        (125,870)              -
       Accounts receivable                                                              (168,004)              -
       Prepaids                                                                          (14,750)              -
       Accounts payable                                                                  312,950               -
                                                                                 ---------------  --------------
    Net cash used in operating activities                                               (421,834)              -
                                                                                 ---------------  --------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Loan payable                                                                        (789,338)              -
    Due to shareholder                                                                   (13,961)              -
    Issuance of common shares                                                          3,500,980               -
                                                                                 ---------------  --------------
    Net cash provided by financing activities                                          2,697,681               -
                                                                                 ---------------  --------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Investment in Able Auctions (1991) Ltd. net of cash received                        (702,526)              -
    Capital assets                                                                      (428,846)              -
                                                                                 ---------------  --------------
    Net cash used in investing activities                                             (1,131,372)              -
                                                                                 ---------------  --------------

Change in cash for the period                                                          1,144,475               -

Effect of exchange rates on cash                                                          20,205               -

Cash and cash equivalents, beginning of period                                                -                -
                                                                                 ---------------  --------------
Cash and cash equivalents, end of period                                         $     1,164,680  $            -
================================================================================================================


Supplemental disclosure with respect to cash flows (Note 10)


              The accompanying notes are an integral part of these
                       consolidated financial statements.

ABLEAUCTIONS.COM, INC.
(formerly J.B. Financial Services, Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1999
(Unaudited - Prepared by Management)
================================================================================


1.   HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized on September 30, 1996, under the laws of the State of Florida, as J.B. Financial Services, Inc.

     On October 1, 1996, the Company issued 5,000 shares of common stock with a par value of $1.00 for services received in the amount of $5,000.

     On September 2, 1998, the State of Florida approved the Company's restated Articles of Incorporation, which increased its capitalization from 6,500 common shares to 50,000,000 common shares. The par value was changed from $1.00 par to $0.001.

     On September 2, 1998, the Company forward split its common stock 200:1, thus increasing the number of outstanding common stock shares from 5,000 shares to 1,000,000 shares.

     On March 26, 1999, the Company issued 53,750,000 shares at a deemed value of $8,600 as payment of fees for services received.

     On April 12, 1999, the Company issued 5,312,500 shares at a deemed value of $850 as payment of fees for services received.

     On July 19, 1999, an Article of Amendment was filed with the State of Florida for the change of the Company's name from J.B. Financial Services, Inc. to Ableauctions.com, Inc.

     On July 19, 1999, the Company received from a shareholder 50,000,000 shares which were previously issued for services rendered, and returned these shares to treasury.

     On July 20, 1999, the Company authorized a stock dividend of four shares for every one share of record, increasing the shares issued and outstanding from 2,450,000 to 12,250,000.

     On July 21, 1999, the Company authorized a 5:1 forward share split increasing the shares issued and outstanding from 12,250,000 to 61,250,000 and the authorized shares to 250,000,000.

     On August 24, 1999, the Company issued 4,376,225 (1,094,057 post reverse stock split units) at a price of US$0.80 per unit for total consideration of US$3,500,980, through a private placement.

     Effective September 5, 1999, the Company effected a 4:1 reverse stock split. Following consolidation, the issued and outstanding common shares of the Company is 18,250,000, with a par value of $0.001 and the authorized share capital is 62,500,000 common shares with a par value of $0.001 per share.

     In the opinion of management, the accompanying financial statements contain all adjustments necessary (consisting only of normal recurring accruals) to present fairly the financial information contained therein. These statements do not include all disclosures required by generally accepted accounting principles and should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 1998. The results of operations for the period ended September 30, 1999 are not necessarily indicative of the results to be expected for the year ending December 31, 1999.

ABLEAUCTIONS.COM, INC.
(formerly J.B. Financial Services, Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1999
(Unaudited - Prepared by Management)
================================================================================


2.   GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through equity financings.


     ----------------------------------------------------------------------------------------
                                                               September 30,     December 31,
                                                                       1999            1998
     ----------------------------------------------------------------------------------------
     Deficit                                                 $     (442,804) $       (7,194)
     Working capital (deficiency)                                 1,335,172            (944)
     ========================================================================================


3.   SIGNIFICANT ACCOUNTING POLICIES

     Principles of consolidation

     These consolidated financial statements include Ableauctions.com, Inc. and its wholly-owned subsidiary Able Auctions (1991) Ltd. All significant inter-company balances and transactions have been eliminated upon consolidation.

     Foreign currency translation

     The Company accounts for foreign currency transactions and translation of foreign currency financial statements under Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" ("SFAS 52"). Transaction amounts denominated in foreign currencies are translated at exchange rates prevailing at transaction dates. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect the exchange rate at that date. Non monetary assets and liabilities are translated at the exchange rate on the original transaction date. Gains and losses from restatement of foreign currency monetary and non-monetary assets and liabilities are included in income. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings.

     Financial  statements of the Company's Canadian  subsidiary,  Able Auctions
     (1991) Ltd. are translated into U.S. dollars using the exchange rate at the balance sheet date for assets and liabilities. The functional currency of Able Auctions (1991) Ltd. is the local currency, the Canadian dollar. Translation adjustments, if necessary, are recorded as a separate component of Stockholders' Equity.

     Capital assets and amortization

     Capital assets will be recorded at cost less accumulated amortization. Amortization is being calculated using the declining balance method at rates between 20% to 30% per annum.

     Software development

     The Company has adopted Statement of Position 98-1 ("SOP 98-1") "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", as its accounting policy for internally developed computer software costs. Under SOP 98-1, computer software costs incurred in the preliminary development stage are expensed as incurred. Computer software costs incurred during the application development stage are capitalized and amortized over the software's estimated useful life.

ABLEAUCTIONS.COM, INC.
(formerly J.B. Financial Services, Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1999
(Unaudited - Prepared by Management)
================================================================================


3.   SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

     Revenue recognition

     The Company generally earns revenues from its auction activities either through consignment sales, or through sales of inventory purchased by the Company. For consignment sales, the Company earns auction fees charged to consignees, and buyer's premiums charged to purchasers, determined as a percentage of the sale price. For inventory sales, the Company earns a profit or incurs a loss on the sale, to the extent the purchase price exceeds or is less than the purchase price paid for such inventory.

     For each type of auction revenue, an invoice is rendered to the purchaser, and revenue is recognized by the Company, at the date of the auction. The auction purchase creates a legal obligation upon the purchaser to take possession of, and pay for the merchandise. This obligation generally provides the Company with reasonable assurance of collection of the sale proceeds, from which the Company's earnings are derived, including the fees form consignees and purchasers, as well as resale profits.

     Trademarks

     The cost of the trademark acquired is being amortized on a straight-line basis over its life of fifteen years.

     Goodwill

     Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at dates of acquisition and is being amortized on a straight line basis over 5 years.

     Cash and cash equivalents

     The Company considers all investments with a maturity of three months or less to be cash equivalents.

     Loss per share

     Earnings per share are provided in accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share". Due to the Company's simple capital structure, with only common stock outstanding, only basic loss per share is presented. Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period.

     Income taxes

     Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expenses (benefit) results from the net change during the year of deferred tax assets and liabilities.

     Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     Stock-based compensation

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

ABLEAUCTIONS.COM, INC.
(formerly J.B. Financial Services, Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1999
(Unaudited - Prepared by Management)
================================================================================


3.   SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

     Accounting for derivative instruments and hedging activities

     In September 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after September 15, 1999. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

     Reporting on costs of start-up activities

     In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle.

     Comprehensive income

     In 1998, the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income". This statement establishes rules for the reporting of comprehensive income and its components.


4.   CAPITAL STOCK

     Stock split and dividend

     a) On September 2, 1998, the Company implemented a 200:1 forward stock split. On July 20, 1999, the Company effected a stock dividend of four shares for every one share of record. On July 21, 1999, the Company implemented a 5:1 forward stock split and on September 5, 1999, the Company implemented a 4:1 reverse stock split. The consolidated statements of changes in stockholders' equity has been restated to give retroactive recognition of the stock splits and stock dividend for all periods presented by reclassifying from common stock to additional paid-in capital the par value of consolidated shares arising from the splits and stock dividend. In addition, all references to number of shares and per share amounts of common stock have been restated to reflect the stock splits.

     b) On March 26, 1999, the Company issued 53,750,000 shares at a deemed value of $8,600 as payment of fees for services received.

     c) On April 12, 1999, the Company issued 5,312,500 shares at a deemed value of $850 as payment of fees for services received.

     d) On July 19, 1999, the Company received from a shareholder 50,000,000 shares which were previously issued for services rendered, and returned these shares to treasury.

     e) During the period, the Company completed a private placement whereby it issued 1,094,057 post consolidation units at a price of $3.20 per unit for total consideration in the amount of $3,500,980. Each unit consists of one restricted share and half of a share purchase warrant. Each whole warrant will entitle the holder to purchase an additional restricted common share at a price of $3.20 per share until August 24, 2000 and at $4.00 per share until August 24, 2001.

5.   WARRANTS

     The Company has 547,029 warrants outstanding. Each warrant will entitle the holder to purchase a restricted common share at a price of $3.20 per share until August 24, 2000 and at a price of $4.00 per share until August 24, 2001.

ABLEAUCTIONS.COM, INC.
(formerly J.B. Financial Services, Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1999
(Unaudited - Prepared by Management)
================================================================================


6.       CAPITAL ASSETS

         ====================================================================================================================
                                                                                                     Net Book Value
                                                                                           ----------------------------------
                                                                                                                    (Audited)
                                                                             Accumulated      September 30,      December 31,
                                                                   Cost     Amortization              1999             1998
         --------------------------------------------------------------------------------------------------------------------
         Software                                       $       108,274    $         -     $       108,274        $        -
         Vehicles                                                66,932              -              66,932                 -
         Computer                                               933,019              -             933,019                 -
         Trailers                                                 3,782              -               3,782                 -
         Office furniture and equipment                           4,654              -               4,654                 -
                                                        ---------------    ------------    ----------------      ------------
                                                        $     1,116,661    $         -     $     1,116,661        $        -
         ====================================================================================================================


7.   WEBSITE DEVELOPMENT COSTS

     Website development costs of $80,123 (December 31, 1998 - $Nil) is comprised of hardware and software costs incurred by the Company in developing its website. The Company's amortization policy concerning these costs is to amortize the costs over a period of three years commencing from the date of operations.

8.   BUSINESS COMBINATION

     During the period, the Company entered into an acquisition agreement whereby the Company acquired all the outstanding shares of Able Auctions
     (1991) Ltd. ("Able") and the assignment of certain trade accounts payable of Able. The Company issued 1,843,444 of its common shares at a deemed value of $73,738 and paid US$545,305 to acquire the shares of Able. The Company also paid an additional US$504,695 for shareholders' loans.

     The total purchase price of $1,123,738 has been allocated as follows:

      Cash                                                      $      347,474
      Accounts receivable                                              140,982
      Inventory                                                        215,194
      Prepaid expenses                                                  36,114
      Capital assets                                                   735,654
      Trademark                                                          7,028
      Website development costs                                         37,869
      Goodwill                                                         667,127
      Accounts payable and accrued liabilities                        (136,863)
      Loan payable                                                    (878,377)
      Obligation under capital lease                                   (48,464)
                                                                 --------------

                                                                $    1,123,738

9.   LOANS

     The loan is payable to a non-related party, and is
        payable on demand and bears no interest.                $        50,000


     The loan is payable to a non-related party, is due
        October 31, 1999 and bears interest at 12% per
        annum, compounded annually.                                     100,000
                                                                ---------------
                                                                $       150,000

ABLEAUCTIONS.COM, INC.
(formerly J.B. Financial Services, Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1999
(Unaudited - Prepared by Management)
================================================================================


10.  SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

                                                                                                           Period from
                                                                                                         Incorporation
                                                                                                                    on
                                                                         Nine Month       Nine Month     September 30,
                                                                       Period ended     Period ended            1996 to
                                                                      September 30,    September 30,     September 30,
                                                                               1999             1998              1999
        ---------------------------------------------------------------------------------------------------------------
        Cash paid for income taxes                                  $            -   $            -    $            -
        Cash paid for interest                                      $            -   $            -    $            -
        ===============================================================================================================

     During the nine month period ended September 30, 1999 the Company issued 9,062,500 common shares, at a deemed value of $9,450, for consulting services received, and 1,843,444 shares at a deemed value of $73,738, for the purchase of Able Auctions (1991) Ltd.

     There were no non-cash operating investing and financing transactions during the nine month period ended September 30, 1998.

11.  ACCUMULATED OTHER COMPREHENSIVE INCOME

     Total comprehensive loss for the nine month period ended September 30, 1999, and the nine month period ended September 30, 1998 was $(415,405) and $(Nil), respectively. The only item included in other comprehensive loss is foreign currency translation adjustments in the amounts of $20,205 for the nine month period ended September 30, 1999 and $Nil for the nine month period ended September 30, 1998.

     ---------------------------------------------------------------------------------------------------------
                                                                                     Foreign       Accumulated
                                                                                    Currency             Other
                                                                                 Translation     Comprehensive
                                                                                  Adjustment            Income
     ---------------------------------------------------------------------------------------------------------
     Beginning balance, December 31, 1998                                       $          -       $         -
     Current - period change                                                          20,205            20,205
                                                                                ----------------   ------------
     Ending balance, September 30, 1999                                          $    20,205       $    20,205
     ==========================================================================================================


12.  RELATED PARTY TRANSACTIONS

     During the nine month period ended September 30, 1999, the Company entered into the following related party transactions:

     a) Paid management fees to a company controlled by a director of the Company in the amount of $241,926 (1998 - $Nil).

     b) Purchased computer hardware and software from a company controlled by a director of the Company in the amount of $550,000.

     c) Issued a net amount of 3,750,000 common shares with a deemed value of $8,600 for consulting services to a company controlled by a former director of the Company.

ABLEAUCTIONS.COM, INC.
(formerly J.B. Financial Services, Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1999
(Unaudited - Prepared by Management)
================================================================================


13.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may incorrectly recognize the year 2000 as some other date, resulting in errors. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.


14.  SUBSEQUENT EVENTS

     Subsequent to September 30, 1999, the Company completed the following transactions:

     a) On October 18, 1999, the Company, through its wholly owned subsidiary Able Auctions (1991) Ltd. acquired all of the property, assets and undertaking of Ross Auctioneers & Appraisers Ltd. pursuant to an asset purchase agreement. The purchase price for the assets was $175,000 (CDN$250,000) plus applicable taxes, which was paid for by the issuance of 60,000 shares of the Company's common stock at a deemed price of $2.80 per share. The Company will account for the acquisition of Ross Auctioneers & Appraisers Ltd. by accounting for the assets acquired at their fair market value on the date of acquisition, under the purchase method of accounting.

     b) On October 18, 1999, the Company through its wholly owned subsidiary Able Auctions (1991) Ltd. acquired from LJM Computer Resources, a website located at www.bcbids.com, including all associated intellectual property rights and software technology for the cash purchase price of $26,600 (CDN$38,000) plus applicable taxes.

     c) Able Auctions (1991) Ltd. acquired the domain name "bcbids.com" for the purchase price of $140 (CDN$200) plus applicable taxes.

                          J.B. FINANCIAL SERVICES, INC.


                              FINANCIAL STATEMENTS
                          (A Development Stage Company)


                                DECEMBER 31, 1998

                          INDEPENDENT AUDITORS' REPORT





To the Stockholders and the Board of Directors
J.B. Financial Services, Inc.
(A Development Stage Company)


We have audited the accompanying balance sheet of J.B. Financial Services, Inc. as at December 31, 1998 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended and the cumulative amounts, from incorporation on September 30, 1996 to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.B. Financial Services, Inc. as at December 31, 1998 and the results of its operations, changes in stockholders' equity and its cash flows for the year then ended and the cumulative amounts, from incorporation on September 30, 1996 to December 31, 1998 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that J.B. Financial Services, Inc. will continue as a going concern. As discussed in Note 2 to the financial statements, unless the Company attains future profitable operations and/or obtains additional financing, there is substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The audited financial statements as at December 31, 1997 and for the year then ended and the period from incorporation on September 30, 1996 to December 31, 1996 were audited by another auditor who expressed an opinion without reservation on those statements in his audit report dated November 10, 1998.





                                                          /s/ Davidson & Company
Vancouver, Canada                                         Chartered Accountants

September 9, 1999
(except as to Note 6
which is as of
December 20, 1999)


                               DAVIDSON & COMPANY
                             CHARTERED ACCOUNTANTS
                        Suite 1270, Stock Exchange Tower
                              609 Granville Street
                                 Pacific Centre
                            Vancouver, B.C. V7Y 1G6
                                     Canada

                             BARRY L. FRIEDMAN, P.C.
                           Certified Public Accountant

1582 TULITA DRIVE                                         OFFICE (702) 361-8414
LAS VEGAS, NEVADA 89123                                   FAX NO. (702) 896-0278



                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

Board of Directors                                             November 10, 1998
Progressive General Lumber Corp.
Orlando, Florida

     I have audited the accompanying  Balance Sheets of J.B.  Financial Services
Inc., (A Development Stage Company), as of October 7, 1998, December 31, 1997, and December 31, 1996, and the related statements of operations, stockholders' equity and cash flows for the two years ended December 31, 1997, December 31, 1996, and the period January 1, 1998, to October 7, 1998, for the year ended December 31, 1997 and the period September 30, 1996, (inception) to December 31, 1996. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.B. Financial Services, Inc., (A Development Stage Company) as of October 7, 1998, December 31, 1997, and December 31, 1996, and the results of its operations and cash flows for the period ended January 1, 1998, to October 7, 1998, for the year ended December 31, 1997 , and the period September 30, 1996, (inception) to December 31, 1996, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Barry L. Friedman
----------------------------
Barry L. Friedman
Certified Public Accountant

J.B. FINANCIAL SERVICES, INC.
(A Development Stage Company)
BALANCE SHEETS
AS AT DECEMBER 31
================================================================================

                                                                                                        1998             1997
------------------------------------------------------------------------------------------------------------------------------

ASSETS                                                                                       $            -   $            -
==============================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable                                                                             $           944  $            -
                                                                                             ---------------  --------------
Stockholders' equity (Note 1)
    Capital stock
       Authorized
          December  31,  1997 -  62,500,000  common  shares  with a par value of
          $0.001  December 31, 1998 - 62,500,000  common shares with a par value of $0.001

       Issued and outstanding
          December 31, 1997 - 6,250,000 common shares with a par value of $0.001
          December 31, 1998 - 6,250,000 common shares with a par value of $0.001                       6,250            6,250
    Deficit accumulated during the development stage                                                  (7,194)          (6,250)
                                                                                             ---------------  ---------------
                                                                                                        (944)              -
                                                                                             ---------------  --------------
                                                                                             $            -   $            -
==============================================================================================================================


Subsequent events (Note 6)


On behalf of the Board:


                                            Director
--------------------------------------------








   The accompanying notes are an integral part of these financial statements.

J.B. FINANCIAL SERVICES, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
================================================================================


                                                               Cumulative                                          Period from
                                                             Amounts from                                        Incorporation
                                                            Incorporation                                                   on
                                                                       on                                        September 30,
                                                            September 30,                                                 1996
                                                                  1996 to        Year ended       Year Ended                to
                                                             December 31,      December 31,     December 31,      December 31,
                                                                     1998              1998             1997              1996
  -----------------------------------------------------------------------------------------------------------------------------
  EXPENSES
      General, selling and administrative                 $        (5,944) $          (944)  $            -   $        (5,000)
                                                          ---------------  ---------------   ---------------  ---------------


  Loss for the period                                     $        (5,944) $          (944)  $            -   $        (5,000)
  =============================================================================================================================


  Basic and diluted loss per share                        $                $          0.00   $          0.00  $          0.00
  =============================================================================================================================


  Weighted average number of shares
      of common stock outstanding                                                6,250,000         6,250,000        6,250,000
  =============================================================================================================================









   The accompanying notes are an integral part of these financial statements.

J.B. FINANCIAL SERVICES, INC.
(A Development Stage Company)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
================================================================================



                                                                                                    Deficit
                                                                                                Accumulated
                                                                     Common Stock                During the            Total
                                                           ---------------------------------    Development    Shareholders'
                                                                    Shares           Amount           Stage           Equity
-----------------------------------------------------------------------------------------------------------------------------


Common stock issued October 4, 1996                             6,250,000   $        6,250   $       (1,250) $        5,000

Loss for the period                                                    -                -            (5,000)         (5,000)
                                                           --------------   --------------   --------------  --------------

Balance, December 31, 1996                                      6,250,000            6,250           (6,250)             -

Loss for the year                                                      -                -                -               -
                                                           --------------   --------------   --------------  -------------

Balance, December 31, 1997                                      6,250,000            6,250           (6,250)             -

Loss for the year                                                      -                -              (944)           (944)
                                                           --------------   --------------   --------------  --------------

Balance, December 31, 1998                                      6,250,000   $        6,250   $       (7,194) $         (944)
============================================================================================================================









   The accompanying notes are an integral part of these financial statements.

J.B. FINANCIAL SERVICES, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
================================================================================


                                                              Cumulative                                          Period from
                                                            Amounts from                                        Incorporation
                                                           Incorporation                                                   on
                                                                      on                                        September 30,
                                                           September 30,                                                 1996
                                                                 1996 to        Year Ended       Year Ended                to
                                                            December 31,      December 31,     December 31,      December 31,
                                                                    1998              1998             1997              1996
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING
  ACTIVITIES
    Loss for the period                                 $        (5,944)  $          (944)  $            -   $        (5,000)

    Changes in non-cash working capital items:
       Increase in accounts payable                                 944               944                -                -
                                                        ---------------   ---------------   ---------------  --------------

    Net cash used in operating activities                        (5,000)               -                 -            (5,000)
                                                        ---------------   ---------------   ---------------  ---------------

CASH FLOWS FROM FINANCING
 ACTIVITIES
    Issuance of common stock                                      5,000                -                 -             5,000
                                                        ---------------   ---------------   ---------------  ---------------

CASH FLOWS FROM INVESTING
 ACTIVITIES                                                          -                 -                 -                -
                                                        ---------------   ---------------   ---------------  --------------

Change in cash for the period                                        -                 -                 -                -

Cash, beginning of period                                            -                 -                 -                -
                                                        ---------------   ---------------   ---------------  --------------

Cash, end of period                                     $            -    $            -    $            -   $            -
=============================================================================================================================


Supplemental disclosure with respect to cash flows (Note 5)



   The accompanying notes are an integral part of these financial statements.

J.B. FINANCIAL SERVICES, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1998
================================================================================


1.   HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized on September 30, 1996, under the laws of the State of Florida, as J.B. Financial Services, Inc. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

     On October 1, 1996, the Company issued 5,000 shares with a par value of $1,000 for services received in the amount of $5,000.

     On September 2, 1998, the State of Florida approved the Company's restated Articles of Incorporation, which increased its capitalization from 6,500 common shares to 50,000,000 common shares. The par value was changed from $1.00 par to $0.001.

     On September 2, 1998, the Company forward split its common stock 200:1, thus increasing the number of outstanding common stock shares from 5,000 shares to 1,000,000 shares.

     On July 20, 1999, the Company authorized a stock dividend of four shares for every one share of record and on July 21, 1999, the Company authorized a 5:1 forward share split.

     On September 5, 1999, the Company effected a 4:1 reverse stock split retroactively increasing the number of shares issued and outstanding at December 31, 1998 to 6,250,000.


2.   GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

     ------------------------------------------------------------------------------------------------------

                                                                               December 31,    December 31,
                                                                                      1998             1997
     ------------------------------------------------------------------------------------------------------
     Deficit accumulated during the development stage                       $       (7,194) $       (6,250)
     Working capital (deficiency)                                                     (944)             -
     ======================================================================================================


3.   SIGNIFICANT ACCOUNTING POLICIES

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

     Cash and cash equivalents

     The Company considers all investments with a maturity of three months or less to be cash equivalents.

J.B. FINANCIAL SERVICES, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1998
================================================================================


3.   SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

     Loss per share

     Earnings per share are provided in accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share". Due to the Company's simple capital structure, with only common stock outstanding, only basic loss per share is presented. Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period.

     Income taxes

     Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expenses (benefit) results from the net change during the year of deferred tax assets and liabilities.

     Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     Stock-based compensation

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

     Accounting for derivative instruments and hedging activities

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

     Reporting on costs of start-up activities

     In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. The Company has not yet determined the effect that the adoption of this statement will have on its financial statements.

     Comprehensive income

     In 1998, the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income". This statement establishes rules for the reporting of comprehensive income and its components. The adoption of SFAS 130 had no impact on total stockholders' equity as of December 31, 1998.

     Comparative figures

     Certain comparative figures have been adjusted to conform to the current year's presentation.

J.B. FINANCIAL SERVICES, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1998
================================================================================


4.   CAPITAL STOCK

     Stock split

     On September 2, 1998, the Company implemented a 200:1 forward stock split. On July 21, 1999, the Company implemented a 5:1 forward stock split and on September 5, 1999, the Company implemented a 4:1 reverse stock split (Note
     6). The consolidated statements of changes in stockholders' equity has been restated to give retroactive recognition of the stock splits for all periods presented by reclassifying from common stock to additional paid-in capital the par value of consolidated shares arising from the splits. In addition, all references to number of shares and per share amounts of common stock have been restated to reflect the stock splits.


5.   SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS


     --------------------------------------------------------------------------------------------------
                                                                                            Period from
                                                                                          Incorporation
                                                                                                     on
                                                                                          September 30,
                                                          Year Ended       Year Ended           1996 to
                                                        December 31,     December 31,      December 31,
                                                                1998             1997              1996
     --------------------------------------------------------------------------------------------------
     Cash paid for income taxes                     $            -   $            -    $            -
     Cash paid for interest                                      -                -                 -
     ==================================================================================================

     There were no non-cash operating, investing and financing transactions during the periods presented.


6.   SUBSEQUENT EVENTS

     The following transactions occurred subsequent to December 31, 1998:

     i)        On July  19,  1999,  the  Company  changed  its  name  from  J.B.
               Financial Services, Inc. to Ableauctions.com, Inc.

     ii) On July 20, 1999, the Company authorized a 5:1 stock split, effected in the form of a dividend, increasing the shares issued and outstanding from 2,450,000 to 12,250,000.

     iii)      On July 21,  1999,  the Company  authorized  a 5:1 forward  share split increasing the shares issued and outstanding from 12,250,000 to 61,250,000 and the authorized shares to 250,000,000.

     iv) On August 24, 1999, the Company issued 4,376,225 (1,094,057 post reverse stock split (Note 6 (vi)) units at a price of US$0.80 per unit for total consideration of US$3,500,980, through a private placement. Each unit consists of one restricted common share and 1/2 of a share purchase warrant. Each whole warrant will entitle the holder to purchase one additional restricted common share at US$0.80 in the first year and at US$1.00 in the second year.

     v) On July 20, 1999, the Company entered into an acquisition agreement whereby the Company acquired all the outstanding shares of Able Auctions (1991) Ltd. ("Able") and shareholders' loans. The Company issued 7,373,775 (1,843,444 post reverse stock split (Note 6 (vi))) common shares of the Company at a deemed value of $73,738 and paid US$545,305 to acquire the shares of Able. The Company also paid an additional US$504,695 for shareholders loans. Completion of the acquisition is subject to approval by the applicable regulatory authorities.

J.B. FINANCIAL SERVICES, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1998
================================================================================


6.   SUBSEQUENT EVENTS (cont'd.....)

          The total purchase price of $1,123,738 has been allocated as follows:

          Cash                                                   $      347,474
          Accounts receivable                                           140,982
          Inventory                                                     215,194
          Prepaid expenses                                               36,114
          Capital assets                                                735,654
          Trademark                                                       7,028
          Website development costs                                      37,869
          Goodwill                                                      667,127
          Accounts payable and accrued liabilities                     (136,863)
          Loan payable                                                 (878,377)
          Obligation under capital lease                                (48,464)
                                                                 --------------

                                                                 $    1,123,738

     vi) Effective September 5, 1999, the Company effected a 4:1 reverse stock split. Following consolidation, the issued and outstanding common shares of the Company is 18,250,000, with a par value of $0.001 and the authorized share capital is 62,500,000 common shares with a par value of $0.001 per share.


7.   UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may incorrectly recognize the year 2000 as some other date, resulting in errors. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                            ABLE AUCTIONS (1991) LTD.

                              FINANCIAL STATEMENTS

                                      AS AT

                                 MARCH 31, 1999

                         (Expressed in Canadian Dollars)

                            ABLE AUCTIONS (1991) LTD.

                              FINANCIAL STATEMENTS

                                      INDEX

AUDITORS' REPORT
BALANCE SHEET                                                          PAGE    1
STATEMENT OF EARNINGS AND RETAINED EARNINGS                                    2
STATEMENT OF CHANGES IN CASH POSITION                                          3
NOTES TO THE FINANCIAL STATEMENTS                                          4 - 5

                                 Shikaze Ralson
                             Chartered Accountants
                     Suite 1150 - 1188 West Georgia Street
                            Vancouver, B.C. V6E 4A2
                            Telephone (604) 669-4232
                            Facsimile (604) 669-1522




                                AUDITORS' REPORT


To the Director of Able Auctions (1991) Ltd.

We have audited the balance sheet of Able Auctions (1991) Ltd. as at March 31, 1999 and the statements of earnings and retained earnings and changes in cash position for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at March 31, 1999 and the results of its operations and the changes in its cash position for the year then ended in accordance with generally accepted accounting principles.






Vancouver, Canada                                         "Shikaze Ralston"
June 29,1999                                              Chartered Accountants

                              ABLE AUCTIONS (1991) LTD.                       1.

                                  BALANCE SHEET

                                 MARCH 31, 1999

                         (Expressed in Canadian Dollars)



                                     ASSETS
Current Assets
    Cash                                                           $     306,702
    Term deposit                                                          20,000
    Accounts receivable (Note 6)                                         117,734
    Inventory                                                            184,149
    Prepaid expenses                                                      25,471
                                                                   -------------

                                                                         654,056
Capital Assets (Note 2)                                                   36,057
                                                                   -------------
                                                                   $     690,113
                                                                   =============
                                   LIABILITIES
Current Liabilities
    Accounts payable and accrued liabilities (Note 6)              $     284,735
    Taxes payable                                                         92,700
    Loan payable (Note 3)                                                 20,497
                                                                   -------------

                                                                         397,932

Loans From Affiliated Companies (Note 4)                                 143,559
                                                                   -------------
                                                                         541,491
                                                                   -------------
                              SHAREHOLDER'S EQUITY

Share Capital (Note 5)                                                       100

Retained Earnings                                                        148,522
                                                                   -------------
                                                                         148,622
                                                                   -------------
                                                                   $     690,113
                                                                   =============
Approved By The Director


   "Abdul Ladha"
----------------------  Director


               See accompanying notes to the financial statements

                              ABLE AUCTIONS (1991) LTD.                       2.

                   STATEMENT OF EARNINGS AND RETAINED EARNINGS

                        FOR THE YEAR ENDED MARCH 31, 1999

                         (Expressed in Canadian Dollars)



Revenue                                                           $   2,474,665

Cost Of Sales                                                         1,454,580
                                                                  -------------
Gross Profit                                                          1,020,085
                                                                  -------------
Expenses
    Advertising and promotion                                           131,524
    Amortization                                                          7,365
    Automobile                                                           14,601
    Bank charges and interest                                            18,324
    Consulting                                                           35,775
    Insurance                                                             3,279
    Legal and accounting                                                 12,323
    Office                                                               35,592
    Rent and utilities                                                  186,662
    Repairs and maintenance                                               7,250
    Telephone                                                            46,078
    Wages and benefits                                                  320,912
                                                                  -------------
                                                                        819,685
                                                                  -------------

Earnings From Operations                                                200,400
                                                                  -------------
Loss on disposal of capital assets                                      (6,561)
                                                                  -------------

Net Earnings Before Taxes                                               193,839

Income Taxes                                                             92,700
                                                                  -------------
Net Earnings For The Year                                               101,139
Retained Earnings, Beginning Of Year                                     47,383
                                                                  -------------
Retained Earnings, End Of Year                                    $     148,522
                                                                  =============




               See accompanying notes to the financial statements

                               ABLE AUCTIONS (1991) LTD.                     3.

                      STATEMENT OF CHANGES IN CASH POSITION

                        FOR THE YEAR ENDED MARCH 31, 1999

                         (Expressed in Canadian Dollars)


Cash Provided By (Used For)

  Operating Activities

      Net earnings for the year                                   $     101,139
      Items not involving cash
         Amortization                                                     7,365
         Loss on disposal of capital assets                               6,561
                                                                  -------------
                                                                        115,065

      Changes in non-cash working capital
         Accounts receivable                                           (89,452)
         Inventory                                                    (164,149)
         Prepaid expenses                                              (25,471)
         Accounts payable and accrued liabilities                       205,120
         Taxes payable                                                   92,074
                                                                  -------------

                                                                        133,187
                                                                  -------------

  Investing Activities
         Purchase of term deposits                                     (20,000)
         Purchase of capital assets                                    (39,100)
         Proceeds on disposition of capital assets                        1,500
                                                                  -------------

                                                                      (191,579)
                                                                  -------------
  Financing Activities

         Loan repayments                                                (7,314)
         Loans from affiliated companies                                277,538
                                                                  -------------
                                                                        270,224
                                                                  -------------
Increase In Cash                                                        211,832

Cash, Beginning Of Year                                                  94,870
                                                                  -------------
Cash, End of year                                                 $     306,702
                                                                  =============



               See accompanying notes to the financial statements

                               ABLE AUCTIONS (1991) LTD.                      4.

                        NOTES TO THE FINANCIAL STATEMENTS

                        FOR THE YEAR ENDED MARCH 31, 1999


1.   Significant Accounting Policies

     a)   Inventory

          Inventory is stated at the lower of cost and net realizable value.

     b)   Capital Assets

          Capital assets are recorded at cost and amortized using the following annual rates: Furniture and fixtures 20% Declining Balance Vehicle 30% Declining Balance

     c)   Revenue Recognition

          The Company generally earns revenues from its auction activities either through consignment sales, or through sales of inventory purchased by the Company. For consignment sales, the Company earns auction fees charged to consignees, and buyer's premiums charged to purchasers, determined as a percentage of the sale price. For inventory sales, the Company earns a profit or incurs a loss on the sale, to the extent the purchase price exceeds or is less than the purchase price paid for such inventory.

          For each type of auction revenue, an invoice is rendered to the purchaser, and revenue is recognized by the Company, at the date of the auction. The auction purchase creates a legal obligation upon the purchaser to take possession of, and pay for the merchandise. This obligation generally provides the Company with reasonable assurance of collection of the sale proceeds, from which the Company's earnings are derived, including the fees from consignees and purchasers, as well as resale profits.


2.   Capital Assets

                                                              Accumulated
                                                   Cost       Amortization               Net
                                            --------------    -------------     -------------
      Furniture and fixtures                $      11,636             8,814     $      2,822
      Vehicle                                      39,100             5,865           33,235
                                            --------------    -------------     -------------

                                            $      50,736     $      14,679     $     36,057
                                            ==============    =============     =============

3.   Loan Payable

     A loan from an officer of the Company is non-interest bearing and has no specific terms of repayment.

4.   Loans from Affiliated Companies

     A loan  from the  Company's  parent  company  ($40,000)  and a loan  from a
     company   under   common   control    ($103,559)    are   unsecured,    non
     interest-bearing, and have no specific terms of repayment.

5.   Share Capital

     a) Authorized:     5,000 Class A voting common shares without par value
                        5,000 Class B non-voting common shares without par value

      b) Issued:        100 Class A shares                  $         100
                                                            =============

                          ABLE AUCTIONS (1991) LTD.                           5.

                        NOTES TO THE FINANCIAL STATEMENTS

                        FOR THE YEAR ENDED MARCH 31, 1999


6.   Related Party Transactions

     a) Included in account receivable are amounts totaling $3,506 due from companies under common control.

     b) Included in accounts payable and accrued liabilities are amounts totaling $137,485 due to companies under common control.

7.   Financial Instruments and Concentration of Risk

     The carrying values of cash, term deposit, accounts receivable, payables, loan payable, and loans from affiliated companies approximate their respective fair values.

     It is  management's  opinion that the company is not exposed to significant
     interest,   currency  or  credit  risks   arising   from  these   financial
     instruments.

8.   Uncertainty Due To The Year 2000 Issue

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

9.   Subsequent Events

     In April of 1999, the Company paid a bonus to an employee in the amount of $100,000.

10.  Differences   Between  Canadian  and  U.S.  Generally  Accepted  Accounting
     Principles.

     These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain respects from generally accepted accounting principles in the U.S.

     The following supplemental information is provided in order to comply with generally accepted accounting principles in the U.S.:

     a)   Disclosure With Respect to Cash Flows
          -------------------------------------
          Cash paid for income taxes                         $       626
                                                           ---------------

          Cash paid for interest                             $       4,684
                                                           ---------------

     b)   Statement of Changes in Cash Position
          -------------------------------------
          Investments with a maturity greater than three months are not considered to be cash equivalents.

                            ABLE AUCTIONS (1991) LTD.

                              FINANCIAL STATEMENTS

                                      AS AT

                                 MARCH 31, 1998

                     ( Unaudited - Prepared by Management )
                        ( Expressed in Canadian Dollars )

                            ABLE AUCTIONS (1991) LTD.

                              FINANCIAL STATEMENTS

                      (Unaudited - Prepared by Management )

                                      INDEX

BALANCE SHEET                                                      PAGE    1

STATEMENT OF EARNINGS AND RETAINED EARNINGS                                2

STATEMENT OF CHANGES IN CASH POSITION                                      3

NOTES TO THE FINANCIAL STATEMENTS                                      4 - 5

                          ABLE AUCTIONS (1991) LTD.                           1.

                                  BALANCE SHEET

                                 MARCH 31, 1998

                       Unaudited - Prepared by Management

                         (Expressed in Canadian Dollars)



                                     ASSETS
Current Assets
    Cash                                                          $      94,870
    Accounts receivable                                                  28,282
    Inventory                                                            20,000
                                                                  -------------

                                                                        143,152
Capital Assets (Note 2)                                                  12,383
                                                                  -------------
                                                                  $     155,535
                                   LIABILITIES
Current Liabilities
    Accounts payable and accrued liabilities                      $      79,615
    Taxes payable                                                           626
      Loan from shareholder                                              27,811
                                                                  -------------
                                                                        108,052
                                                                  -------------
                              SHAREHOLDER'S EQUITY

Share Capital (Note 3)                                                      100

Retained Earnings                                                        47,383
                                                                  -------------
                                                                         47,483
                                                                  -------------
                                                                  $     155,535
                                                                  =============
Approved By The Director

---------------------------- Director




          See accompanying notes to the unaudited financial statements

                          ABLE AUCTIONS (1991) LTD.                           2.

                   STATEMENT OF EARNINGS AND RETAINED EARNINGS

                FOR THE TWELVE MONTH PERIOD ENDED MARCH 31, 1998

                       Unaudited - Prepared by Management
                         (Expressed in Canadian Dollars)


Revenue                                                      $   1,594,775

Cost Of Sales                                                    1,042,599
                                                             -------------
Gross Profit                                                       552,176
                                                             -------------
Expenses
    Accounting and legal                                            24,848
    Advertising and promotion                                       87,936
    Amortization                                                     5,096
    Automobile                                                       9,589
    Bank charges and interest                                       20,264
    Insurance                                                        1,173
    Office and miscellaneous                                        13,552
    Rent and utilities                                             127,810
    Repairs and maintenance                                          3,302
    Telephone                                                       21,107
    Wages and benefits                                             227,786
                                                             -------------

                                                                   542,463
                                                             -------------
Net Earnings Before Taxes                                            9,713

Income Taxes                                                           626
                                                             -------------
Net Earnings For The Period                                          9,087
Retained Earnings, Beginning Of Period                              38,296
                                                             -------------
Retained Earnings, End Of Period                             $      47,383
                                                             =============




          See accompanying notes to the unaudited financial statements

                          ABLE AUCTIONS (1991) LTD.                           3.

                      STATEMENT OF CHANGES IN CASH POSITION

                        FOR THE YEAR ENDED MARCH 31, 1998

                       Unaudited - Prepared by Management

                         (Expressed in Canadian Dollars)



Cash Provided By (Used For)

    Operating Activities

        Net earnings for the period                               $       9,087
        Item not involving cash
           Amortization                                                   5,096
                                                                  -------------
                                                                         14,183

        Changes in non-cash working capital
           Accounts receivable                                            1,718
           Inventory                                                    (5,000)
           Accounts payable and accrued liabilities                    (29,557)
           Taxes payable                                                  6,576
                                                                  -------------

                                                                       (12,080)
                                                                  -------------

    Financing Activities

           Loan advances                                                 14,347
                                                                  -------------
Increase In Cash                                                          2,267

Cash, Beginning Of Period                                                92,603
                                                                  -------------
Cash, End Of Period                                               $      94,870
                                                                  =============

                          ABLE AUCTIONS (1991) LTD.                           4.

                        NOTES TO THE FINANCIAL STATEMENTS

                        FOR THE YEAR ENDED MARCH 31, 1998

                       Unaudited - Prepared by Management


1.   Significant Accounting Policies

     a)   Inventory

          Inventory is stated at the lower of cost and net realizable value.

     b)   Capital Assets

          Capital assets are recorded at cost and amortized using the following annual rates:

           Furniture and fixtures                        20% Declining Balance
           Vehicle                                       30% Declining Balance
           Computer hardware                             30% Declining Balance
           Computer software                            100% Declining Balance

     c)   Revenue Recognition

          The Company generally earns revenues from its auction activities either through consignment sales, or through sales of inventory purchased by the Company. For consignment sales, the Company earns auction fees charged to consignees, and buyer's premiums charged to purchasers, determined as a percentage of the sale price. For inventory sales, the Company earns a profit or incurs a loss on the sale, to the extent the purchase price exceeds or is less than the purchase price paid for such inventory.

          For each type of auction revenue, an invoice is rendered to the purchaser, and revenue is recognized by the Company, at the date of the auction. The auction purchase creates a legal obligation upon the purchaser to take possession of, and pay for the merchandise. This obligation generally provides the Company with reasonable assurance of collection of the sale proceeds, from which the Company's earnings are derived, including the fees from consignees and purchasers, as well as resale profits.


2.   Capital Assets

                                                              Accumulated
                                                   Cost       Amortization               Net
                                            --------------    -------------     -------------
      Computer hardware                     $       2,850     $       2,419     $        431
      Computer software                             2,687             2,323              364
      Furniture and fixtures                       11,636             8,109            3,527
      Vehicle                                      15,087             7,026            8,061
                                            --------------    -------------     -------------
                                            $      32,260     $      19,877     $     12,383
                                            ==============    =============     =============

                          ABLE AUCTIONS (1991) LTD.                           5.

                        NOTES TO THE FINANCIAL STATEMENTS

                        FOR THE YEAR ENDED MARCH 31, 1998

                       Unaudited - Prepared by Management



3.   Share Capital

     a)   Authorized:   5,000 Class A voting common shares without par value
                        5,000 Class B non-voting common shares without par value

      b) Issued:        100 Class A shares                       $         100
                                                                 =============


4.   Differences   Between  Canadian  and  U.S.  Generally  Accepted  Accounting
     Principles.

     These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain respects from generally accepted accounting principles in the U.S.

     The following supplemental information is provided in order to comply with generally accepted accounting principles in the U.S.:

     Disclosure With Respect to Cash Flows
     -------------------------------------

     Cash paid for income taxes                                  $       6,450
                                                                 -------------

                            ABLE AUCTIONS (1991) LTD.


                              FINANCIAL STATEMENTS
                      (Unaudited - Prepared by Management)
                         (Expressed in Canadian Dollars)


                               SEPTEMBER 30, 1999

ABLE AUCTIONS (1991) LTD.
BALANCE SHEETS
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)
================================================================================

                                                                                  September 30,        March 31,
                                                                                           1999             1999
------------------------------------------------------------------------------------------------------------------
ASSETS
    Cash                                                                        $       195,010  $       306,702
    Short term investments                                                            1,433,172           20,000
    Accounts receivable (Note 6)                                                        453,657          117,734
    Inventory                                                                           500,754          184,149
    Prepaid expenses                                                                     74,679           25,471
                                                                                ---------------  ---------------
                                                                                      2,657,272          654,056
Capital assets (Note 2)                                                               1,639,496           36,057
Trademark                                                                                18,519               -
Website development costs (Note 3)                                                      117,637               -
                                                                                ---------------  --------------
                                                                                $     4,432,924  $       690,113
==================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
    Accounts payable and accrued liabilities (Note 6)                           $     1,283,609  $       377,435
    Loan payable (Note 4)                                                                    -            20,497
                                                                                ---------------  ---------------
                                                                                      1,283,609          397,932
Loans payable to affiliated companies (Note 5)                                        3,724,818          143,559
Obligations under capital lease                                                          71,155               -
                                                                                ---------------  --------------
                                                                                      5,079,582          541,491
                                                                                ---------------  ---------------
Stockholders' equity
    Capital stock
       Authorized
         5,000 Class A voting common shares without par value
         5,000 Class B non-voting common shares without par value

       Issued and outstanding
               100  Class A voting common shares                                            100              100
    Retained earnings (deficit)                                                        (646,758)         148,522
                                                                                ---------------  ---------------

                                                                                       (646,658)         148,622

                                                                                $     4,432,924  $       690,113
==================================================================================================================

On behalf of the Board:


                              Director                                 Director
------------------------------          ---------------------------------



                   The accompanying notes are an integral part
                         of these financial statements.

ABLE AUCTIONS (1991) LTD.
STATEMENTS OF OPERATIONS
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)
================================================================================

                                                             Three Month       Three Month        Six Month         Six Month
                                                            Period Ended      Period Ended     Period Ended      Period Ended
                                                           September 30,     September 30,    September 30,     September 30,
                                                                    1999              1998             1999              1998
-----------------------------------------------------------------------------------------------------------------------------

REVENUE                                                 $       843,241   $       421,488   $     1,702,684  $       941,878

COST OF SALES                                                   632,092           172,632         1,104,347          481,925
                                                        ---------------   ---------------   ---------------  ---------------
                                                                211,149           248,856           598,337          459,953
                                                        ---------------   ---------------   ---------------  ---------------
EXPENSES
    Advertising                                                  34,297            12,716            69,368           43,346
    Amortization                                                     -              4,089               586            8,379
    Auction expenses                                              5,387                -              7,452            9,435
    Auto                                                          4,716             3,011             8,935            4,814
    Consulting                                                    7,500             9,000            12,954           13,500
    Freight and brokerage                                        38,750            23,001            70,505           57,462
    Insurance                                                     3,850             1,255            10,832            3,206
    Interest and bank charges                                    19,165             5,633            43,689           14,737
    Management fees                                             355,200                -            455,200               -
    Office and miscellaneous                                     51,427            11,871            59,606           14,561
    Professional fees                                             5,500             1,865             6,752            9,851
    Rent and utilities                                           60,198            52,132           129,262           82,123
    Repairs and maintenance                                       6,218             3,830            13,276            5,033
    Salaries and benefits                                       183,413            69,039           301,014          141,181
    Shareholder information                                     149,269                -            149,269               -
    Telephone                                                    14,806             9,516            27,188           22,314
    Travel and entertainment                                     20,174             4,986            27,729            5,033
                                                        ---------------   ---------------   ---------------  ---------------
                                                                959,870           211,944         1,393,617          434,975
                                                        ---------------   ---------------   ---------------  ---------------
Income (loss) before other item                                (748,721)           36,912          (795,280)          24,978
                                                        ---------------   ---------------   ---------------  ---------------

OTHER ITEM
    Loss on disposal of capital assets                               -             (3,053)               -            (3,053)
                                                        ---------------   ---------------   ---------------  ---------------
                                                                     -             (3,053)               -            (3,053)
                                                        ---------------   ---------------   ---------------  ---------------
Income (loss) for the period                                   (748,721)           33,859          (795,280)          21,925

Retained earnings, beginning of period                          101,963            35,449           148,522           47,383
                                                        ---------------   ---------------   ---------------  ---------------
Retained earnings (deficit), end of period              $      (646,758)  $        69,308   $      (646,758) $        69,308
=============================================================================================================================



                   The accompanying notes are an integral part
                         of these financial statements.

ABLE AUCTIONS (1991) LTD.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)
================================================================================


                                                                     Common Stock                  Retained            Total
                                                           ---------------------------------
                                                                                                   Earnings    Stockholders'
                                                                    Shares           Amount       (Deficit)           Equity
----------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1997                                             100     $        100      $    8,724     $      8,824

    Income for the period                                               -                -           38,659           38,659
                                                           ---------------  ---------------  --------------  ---------------

Balance, March 31, 1998                                                100              100          47,383           47,483

    Income for the period                                               -                -          101,139          101,139
                                                           ---------------  ---------------  --------------  ---------------

Balance, March 31, 1999                                                100              100         148,522          148,622

    Loss for the period                                                 -                -         (795,280)        (795,280)
                                                           ---------------  ---------------  --------------  ---------------

Balance, September 30, 1999                                            100     $        100      $  (646,758)   $   (646,658)
=============================================================================================================================





                   The accompanying notes are an integral part
                         of these financial statements.

ABLE AUCTIONS (1991) LTD.
STATEMENTS OF CASH FLOWS
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)
================================================================================

                                                                                     Six Month         Six Month
                                                                                  Period Ended      Period Ended
                                                                                 September 30,     September 30,
                                                                                          1999              1998
-----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Income (loss) for the period                                               $      (795,280) $        21,925
    Items not affecting cash:
       Amortization                                                                        586            8,379
       Loss on disposal of capital assets                                                   -             3,053

    Changes in non-cash working capital items:
       Increase in inventory                                                          (316,605)        (148,335)
       Increase in accounts receivables                                               (335,923)        (120,683)
       (Increase) in prepaid expenses                                                  (49,208)              -
       Increase in accounts payable and accrued liabilities                            906,174           74,321
       Decrease in loans payable                                                       (20,497)          (7,314)
                                                                               ---------------  ---------------

    Net cash used in operating activities                                             (610,753)        (168,654)
                                                                               ---------------  ---------------


CASH FLOWS FROM FINANCING ACTIVITIES
    Loan payable                                                                     3,581,259          140,000
    Increase in obligations under capital lease                                         71,155               -
                                                                               ---------------  --------------

    Net cash provided by financing activities                                        3,652,414          140,000
                                                                               ---------------  ---------------


CASH FLOWS FROM INVESTING ACTIVITIES
    Acquisition of short-term investments                                           (1,413,172)         (20,000)
    Acquisition of capital assets                                                   (1,740,181)         (47,433)
    Proceeds on disposition of capital assets                                               -             1,500
                                                                               ---------------  ---------------

    Net cash used in investing activities                                           (3,153,353)         (65,933)
                                                                               ---------------  ---------------


Change in cash position for the period                                                (111,692)         (94,587)


Cash and cash equivalents, beginning of period                                         306,702           94,870
                                                                               ---------------  ---------------

Cash and cash equivalents, end of period                                       $       195,010  $           283
================================================================================================================


Supplemental disclosure with respect to cash flows (Note 9)


                   The accompanying notes are an integral part
                         of these financial statements.

ABLE AUCTIONS (1991) LTD.
NOTES TO THE FINANCIAL STATEMENTS
(Unaudited  -  Prepared  by  Management)
(Expressed in Canadian Dollars)
SEPTEMBER 30, 1999
================================================================================


1.   SIGNIFICANT ACCOUNTING POLICIES

     Inventory

     Inventory is stated at the lower of cost and net realizable value.

     Capital assets

     Capital assets are recorded at cost and amortized using the following annual rates:

     Furniture and fixtures                            20% Declining balance
     Vehicle                                           30% Declining balance
     Computer equipment                                30% Declining balance
     Computer software                                100% Declining balance
     Trailers                                          30% Declining balance

     Trademarks

     The cost of the trademark acquired is being amortized on a straight-line basis over its life of fifteen years.

     Revenue recognition

     The Company generally earns revenues from its auction activities either through consignment sales, or through sales of inventory purchased by the Company. For consignment sales, the Company earns auction fees charged to consignees, and buyer's premiums charged to purchasers, determined as a percentage of the sale price. For inventory sales, the Company earns a profit or incurs a loss on the sale, to the extent the purchase price exceeds or is less than the purchase price paid for such inventory.

     For each type of auction revenue, an invoice is rendered to the purchaser, and revenue is recognized by the Company, at the date of the auction. The auction purchase creates a legal obligation upon the purchaser to take possession of, and pay for the merchandise. This obligation generally provides the Company with reasonable assurance of collection of the sale proceeds, from which the Company's earnings are derived, including the fees form consignees and purchasers, as well as resale profits.

2.   CAPITAL ASSETS

     =================================================================================================================
                                                                                   September 30,         March 31,
                                                                                           1999              1999
     ----------------------------------------------------------------------------------------------------------------
     Furniture and fixtures                                                     $      15,837           $    11,636
     Vehicles                                                                          98,270                32,100
     Computer equipment                                                             1,372,721                      -
     Computer software                                                                161,655                      -
     Trailers                                                                           7,000                  7,000
                                                                                --------------          ------------

                                                                                    1,655,483                 50,736
     Accumulated amortization                                                         (15,987)               (14,679)
                                                                                --------------          ------------
     Net book value                                                             $   1,639,496           $     36,057
     =================================================================================================================

ABLE AUCTIONS (1991) LTD.
NOTES  TO  THE  FINANCIAL  STATEMENTS
(Unaudited  -  Prepared  by  Management)
(Expressed in Canadian Dollars)
SEPTEMBER 30, 1999
================================================================================



3.   WEBSITE DEVELOPMENT COSTS

     Website development costs of $117,637 (March 31, 1999 - $Nil) is comprised of hardware and software costs incurred by the Company in developing its website. The Company's amortization policy concerning these costs is to amortize the costs over a period of three years commencing from the date of operations.


4.   LOAN PAYABLE

     A loan from an officer of the Company is non-interest bearing and has no specific terms of repayment.


5.   LOANS PAYABLE TO AFFILIATED COMPANIES

     A loan from the Company's parent company $3,724,818 (March 31, 1999 - $40,000) and a loan from a company under common control $Nil (March 31, 1999 - $103,559) are unsecured, non interest-bearing, and have no specific terms of repayment.


6.   RELATED PARTY TRANSACTIONS

     a) Included in accounts receivable are amounts totaling $Nil (March 31, 1999 - $3,506) due from companies under common control.

     b) Included in accounts payable and accrued liabilities are amounts totaling $1,112,413 (March 31, 1999 - $137,485) due to companies under common control.


7.   FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISK

     The carrying values of cash, term deposits, accounts receivable, inventory, accounts payable and accrued liabilities, and loans payable to affiliated companies approximate their respective fair values.

     It is  management's  opinion that the Company is not exposed to significant
     interest,   currency  or  credit  risks   arising   from  these   financial
     instruments.


8.   UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may incorrectly recognize the year 2000 as some other date, resulting in errors. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

ABLE AUCTIONS (1991) LTD.
NOTES  TO  THE  FINANCIAL  STATEMENTS
(Unaudited  -  Prepared  by  Management)
(Expressed in Canadian Dollars)
SEPTEMBER 30, 1999
================================================================================



9. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain respects from generally accepted accounting principles in the United States.

     The following supplemental information is provided in order to comply with generally accepted accounting principles in the United States:

     1.   Supplemental disclosure with respect to cash flows:

          ============================================================================================
                                                                       September 30,    September 30,
                                                                                1999             1998
          --------------------------------------------------------------------------------------------
          Cash paid for income taxes                                    $         -        $      626
          Cash paid for interest                                                541             3,206
          ============================================================================================


     2.   Statement of changes in cash position:

          Investments with a maturity greater than three months are not considered to be cash equivalents.

                             ABLEAUCTIONS.COM, INC.
                    (formerly J.B. Financial Services, Inc.)
                                       AND
                            ABLE AUCTIONS (1991) LTD.


                   PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)


                               SEPTEMBER 30, 1999

         ABLEAUCTIONS.COM, INC. (formerly J.B. Financial Services, Inc.)
                                       AND
                            ABLE AUCTIONS (1991) LTD.

                   PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS



The following unaudited pro-forma consolidated statements of operations for the year ended December 31, 1998 and the nine month period ended September 30, 1999 (the "Pro-forma Financial Statements") of Ableauctions.com, Inc. (formerly J.B. Financial Services, Inc.) (the "Company") give effect to the following transactions as of the beginning of the periods indicated for purposes of the statements of operations:

     i) the acquisition by the Company of 100% of the outstanding capital stock of Able Auctions (1991) Ltd.

The Pro-forma Financial Statements have been prepared by the Company based upon the financial statements of the Company and Able Auctions (1991) Ltd. The Pro-forma Financial Statements give effect to the acquisition under the purchase method of accounting and to certain assumptions and adjustments described more fully in the accompanying notes. These Pro-forma Financial Statements may not be indicative of the results that actually would have occurred if the transactions had been completed on the dates indicated or of the results which may be obtained in the future. The Pro-forma Financial Statements should be read in conjunction with the financial statements and notes thereto of the Company and Able Auctions (1991) Ltd. included elsewhere in this Form 10-SB.

ABLEAUCTIONS.COM, INC.
(formerly J.B. Financial Services, Inc.)
PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS
NINE MONTH PERIOD ENDED SEPTEMBER 30, 1999
================================================================================

                                                                                        Able       Pro-forma
                                                                Ableauctions        Auctions     Adjustments       Pro-forma
                                                                  .com, Inc.     (1991) Ltd.        (Note 2)    Consolidated
-----------------------------------------------------------------------------------------------------------------------------
REVENUE                                                        $          -     $ 1,648,283   $          -    $   1,648,283

COST OF GOODS SOLD                                                        -        (971,180)             -         (971,180)
                                                               -------------  --------------  -------------   --------------
                                                                          -         677,103              -          677,103
                                                               -------------  --------------  -------------   --------------
OPERATING EXPENSES
  Accounting and legal fees                                           43,000          5,887              -           48,887
  Advertising and promotion                                               -          73,477              -           73,477
  Amortization                                                            -         173,880               -         173,880
  Amortization of trademark                                               -             382              -              382
  Amortization of goodwill                                                -              -          100,069         100,069
  Amortization of website development costs                               -           6,385              -            6,385
  Auction                                                                 -           6,264              -            6,264
  Automobile                                                              -          10,113              -           10,113
  Bank charges                                                            -          43,419              -           43,419
  Consulting fees                                                     24,140          8,694              -           32,834
  Freight and brokerage                                                   -          51,323              -           51,323
  Management fees                                                         -         303,347              -          303,347
  Office                                                                  -          48,945              -           48,945
  Insurance                                                               -           9,470              -            9,470
  Repairs and maintenance                                                 -          18,729              -           18,729
  Rent and utilities                                                      -         125,221              -          125,221
  Salaries and benefits                                                   -         283,933              -          283,933
  Shareholder information                                                 -              -               -            2,404
  Telephone                                                            2,404         26,593              -           26,593
  Transfer agent                                                       2,825             -               -            2,825
  Travel and entertainment                                                -         118,412              -          118,412
                                                               -------------  --------------  -------------   --------------
                                                                      72,369      1,314,474         100,069       1,486,912
                                                               -------------  --------------  -------------   --------------
Loss before other items                                              (72,369)      (637,371)       (100,069)       (809,809)
                                                               -------------  --------------  -------------   --------------

OTHER ITEMS
  Loss on disposal of capital asset                                       -          (4,559)             -           (4,559)
  Interest income                                                     15,792            570              -           16,362
  Foreign exchange gain                                               18,292             -               -           18,292
                                                               -------------  --------------  -------------   --------------

                                                                      34,084         (3,989)             -           30,095
                                                               -------------  --------------  -------------   --------------
Loss for the period                                            $     (38,285)   $  (641,360)  $    (100,069)  $    (779,714)
============================================================================================================================
Basic and diluted loss per share                               $       (0.01)   $         -   $           -   $       (0.06)
============================================================================================================================
Weighted average number of shares outstanding                     12,547,390              -       1,843,444      14,147,742
============================================================================================================================


          See notes to the pro-forma consolidated financial statements.

ABLEAUCTIONS.COM, INC.
(formerly J.B. Financial Services, Inc.)
PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS
NINE MONTH PERIOD ENDED SEPTEMBER 30, 1999
================================================================================

                                                                                         Able       Pro-forma
                                                                 Ableauctions        Auctions     Adjustments       Pro-forma
                                                                   .com, Inc.     (1991) Ltd.        (Note 2)    Consolidated
------------------------------------------------------------------------------------------------------------------------------
REVENUE                                                         $          -    $   1,160,953    $         -     $   1,160,953

COST OF GOODS SOLD                                                         -         (619,158)             -         (619,158)
                                                                -------------  --------------- --------------  ---------------
                                                                           -          541,795              -          541,795
                                                                -------------  --------------- --------------  ---------------
OPERATING EXPENSES
  Accounting and legal fees                                               944           6,952              -            7,896
  Advertising and promotion                                                -           43,585              -           43,585
  Amortization                                                             -          222,407              -          222,407
  Amortization of goodwill                                                 -               -          133,425         133,425
  Amortization of trademark                                                -              469              -              469
  Amortization of website development costs                                -            7,574              -            7,574
  Auction                                                                  -            7,719              -            7,719
  Automobile                                                               -            5,713              -            5,713
  Bank charges                                                             -           13,275              -           13,275
  Consulting fees                                                          -            2,163              -            2,163
  Depreciation                                                             -            8,379              -            8,379
  Freight and brokerage                                                    -           49,951              -           49,951
  Office                                                                   -           42,999              -           42,999
  Repairs and maintenance                                                  -              802              -              802
  Rent and utilities                                                       -           87,275              -           87,275
  Salaries and benefits                                                    -          163,101              -          163,101
  Telephone                                                                -           22,700              -           22,700
  Transfer agent                                                          349              -               -              349
  Travel and entertainment                                                 -           18,473              -           18,473
                                                                -------------  --------------- --------------  ---------------
                                                                        1,293         703,537         133,425         838,255
                                                                -------------  --------------- --------------  ---------------
Income (loss) before other item                                        (1,293)       (161,742)       (133,425)       (296,460)
                                                                -------------  --------------- --------------  ---------------

OTHER ITEM
  Loss on disposal of capital asset                                        -           (2,060)             -           (2,060)
                                                                -------------  --------------- --------------  ---------------
                                                                           -           (2,060)             -           (2,060)
                                                                -------------  --------------- --------------  ---------------

Income (loss) for the year                                      $      (1,293) $     (163,802) $     (133,425) $     (298,520)
==============================================================================================================================
Basic and diluted loss per share                                $         0.00 $          -    $          -    $        (0.04)
==============================================================================================================================
Weighted average number of shares outstanding                       6,250,000              -        1,843,444       8,093,444
=============================================================== ============== =============== =============== ===============


          See notes to the pro-forma consolidated financial statements.

ABLEAUCTIONS.COM, INC.
(formerly J.B. Financial Services, Inc.)
PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS
NINE MONTH PERIOD ENDED SEPTEMBER 30, 1999
================================================================================


1.   BASIS OF PRESENTATION

     Business combination of Ableauctions.com, Inc. (formerly J.B. Financial Services, Inc.) ("Able") and Able Auctions (1991) Ltd. ("AA")

     Effective August 24, 1999, a business combination occurred between Able and AA, whereby Able legally acquired AA as a wholly-owned subsidiary. The terms of the combination provided that the Company acquired all of the common shares of AA as well as debt owing to a third party in exchange for cash payment of US$1,000,000 and the Company issuing 1,843,444 common shares at a deemed value of US$73,738.


2.   PRO-FORMA FINANCIAL INFORMATION

     Management has prepared and provided certain pro-forma interim consolidated financial information to assist readers to understand the nature and effect of the combination on the unaudited financial statements of Able and AA.

     The pro-forma financial information is unaudited and has been prepared from the audited financial statements of Able for the year ended December 31, 1998 and the unaudited financial statements of AA for the year ended March 31, 1999 and the unaudited interim consolidated financial statements of Able and AA for the nine month period ended September 30, 1999.

     Pro-forma statements of operations and loss per share:

     The pro-forma consolidated statements of operations reflect a simple combination of the results of operations of Able and AA for the year ended December 31, 1998 and the nine month period ended September 30, 1999 and includes the following:

     i) the amortization of goodwill acquired in the amount of $667,127 over five years. Amortization expense relating to goodwill, for the period ended September 30, 1999 of $100,069 and $133,425 for the year ended December 31, 1998 was calculated by taking a pro-rata portion of expense for the period based on an amortization period of five years at a rate of $133,425 per year;

     ii) the impact on the calculation of pro-forma basic loss per share which is based on the number of shares that would have been outstanding for the period had the business combination taken place at the beginning of the fiscal period.

     The calculation of pro-forma weighted average shares outstanding at December 31, 1998 and September 30, 1999 are as follows:

     a)   September 30, 1999

          Weighted average shares outstanding
            as at September 30, 1999                         12,304,298

          Shares issued for acquisition of
            Able Auctions (1991) Ltd.                         1,843,444
                                                           --------------
                                                             14,147,742

ABLEAUCTIONS.COM, INC.
(formerly J.B. Financial Services, Inc.)
PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS
NINE MONTH PERIOD ENDED SEPTEMBER 30, 1999
================================================================================


2.   PRO-FORMA FINANCIAL INFORMATION (cont'd.....)

     b)   December 31, 1998

          Weighted average shares outstanding
            as at December 31, 1998                           6,250,000

          Shares issued for acquisition of
            Able Auctions (1991) Ltd.                         1,843,444
                                                          --------------
                                                              8,093,444

                                    PART III

Item 1.  Index to Exhibits

The following exhibits are included in this Item:

--------------------------------------------------------------------------------------------------------------------
   Exhibit Number                                  Description                                 Sequentially Number
                                                                                                       Page
--------------------------------------------------------------------------------------------------------------------
       3.1(1)            Articles of Incorporation of J.B. Financial Services, Inc., dated
                         September 30, 1996

       3.2(1)            Articles of Amendment of J.B. Financial Services, Inc., dated
                         September 2, 1998

       3.3(1)            Articles of Amendment of J.B. Financial Services, Inc. changing name to Ableauctions.com, Inc., dated July 19, 1999

       3.4(1)            Articles of Amendment of Ableauctions.com, Inc., dated August 9,
                         1999

       3.5(1)            Articles of Amendment of Ableauctions.com, Inc., dated September
                         2, 1999

       3.6(1)            Bylaws of J.B. Financial Services, Inc.

       10.1(1)           Form of Stock Option Plan

       10.2(1)           Form of Stock Option Agreement

       10.3(1)           Share  Purchase  Agreement  dated  April 1, 1998  among
                         Jeremy Dodd, Dexton Technologies Corporation,  and Able
                         Auctions (1991) Ltd.

       10.4(1)           Share Purchase Agreement dated July 9, 1999 among Dexton
                         Technologies Corporation, Able Auctions (1991) Ltd., and
                         Ableauctions.com, Inc., as amended by Addendum dated August 16,
                         1999

       10.5(1)           Contribution Agreement dated July 15, 1999 between Douglas McLeod and Ableauctions.com, Inc. (then J.B. Financial Services, Inc.)
                         regarding Mr. McLeod's contribution of 8,000,000 shares of common stock to the Company's treasury

       10.6(1)           Asset Purchase Agreement dated September 20, 1999 among Ross
                         Auctioneers & Appraisers Ltd., Able Auctions (1991) Ltd., and
                         Ableauctions.com, Inc.

--------------------------------------------------------------------------------------------------------------------
   Exhibit Number                                  Description                                 Sequentially Number
                                                                                                       Page
--------------------------------------------------------------------------------------------------------------------
       10.7(1)           Asset  Purchase  Agreement  dated  September  20,  1999
                         between  John Carrier dba LJM  Computer  Resources  and
                         Able  Auctions  (1991)  Ltd.  regarding  the  web  site
                         located at www.bcbids.com.

       10.8(1)           Bill of Sale dated September 20, 1999 between Ronald H. Smallwood and Able Auctions (1991) Ltd. regarding the domain name
                         "bcbids.com".

       10.9(1)           Employment Agreement dated September 20, 1999 between Able
                         Auctions (1991) Ltd. and Richie Smallwood.

      10.10(1)           Subscription Agreement dated July 20, 1999 between
                         Ableauctions.com, Inc. and Silicon Capital Corp.

      10.11(1)           Consulting Agreement dated August 24, 1999 between Able Auctions
                         (1991) Ltd. and Dexton Technologies Corporation

      10.12(1)           Investor Relations Agreement dated September 15, 1999 between
                         Ableauctions.com, Inc. and North Star Communications Inc.

      10.13(1)           Investor Relations Agreement dated October 1, 1999 between
                         Ableauctions.com, Inc. and European Investor Services Ltd.

      10.14(1)           Lease Agreement dated September 1, 1999 between Derango Resources
                         Inc. and Ableauctions.com, Inc.

      10.15(1)           Sublease dated August 22, 1999 between HGP Glass Industries of
                         Canada Inc. and Ableauctions.com, Inc.
                        Proposal by Compaq  Computer  and  accepted by Dexton  Technologies
      10.16(2)          Corporation  dated September 1999, for  installation of Distributed
                        Internet Server Array (DISA).

      10.17(2)           Internet Business Services Agreement by and between Telus
                         Advanced Communications and Dexton Technologies Corporation dated
                         September 14, 1999.

        16.1             Letter dated January 11, 2000 from Barry L. Friedman, P.C. to
                         Ableauctions.com, Inc.

        27.1             Financial Data Schedule

(1)  Previously filed on November 18, 1999.
(2)  Previously filed on December 30, 1999.

Item 2.  Description of Exhibits

See Part III, Item 1.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized.


Date: January 11, 2000

                                   /s/ Abdul Ladha
                                   ---------------------------------------------
                                   Abdul Ladha, President